Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Nippon Mining Holdings, Inc.
Subject Companies: Nippon Oil Corporation and
Nippon Mining Holdings, Inc.
Commission File Number: 132-02665
Dated July 31, 2009

                                                                           cover
Annual Report 2009
[GRAPHIC OMITTED]
A Stronger Foundation for the Next Stage of Growth

Nippon Mining Holdings, Inc.

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Contents

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1    About Nippon Mining Holdings
2    Petroleum
3    Metals
4    Topics (April 2008-June 2009)
6    Financial Highlights
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8    To Our Shareholders and Inviron
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10   Interview with the President

     The Nippon Mining Holdings Group concluded a basic agreement for management integration with the Nippon Oil Corporation December 2008.
     Within a fiercely competitive operating environment, what form should future growth strategies take? President and CEO Mitsunori Takahagi talks about the objectives of the management integration and the path that the
     Group needs to take in the future.
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17   Special Feature

     The Nippon Mining
     Holdings Group's
     Environmental Businesses

     One of the Nippon Mining Holdings Group's basic policies under its
     Long-Term Vision is "Managing with an Emphasis on CSR and the
     Environment." To this end, we are currently developing new businesses. In this special feature, we will introduce several of the initiatives we are pursuing in the environmental business sphere.

18   Fuel Cells
19   Paraffinic Latent Heat PCM ECOJOULE(R)
20   Development of New Copper-Smelting Technology
21   Recycling Metal Resources
22   Polysilicon for Photovoltaic Power Generation
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23   Review of Operations Section
24   Operational Highlights
25   Petroleum (Japan Energy Group)
30   Metals (Nippon Mining & Metals Group)
35   Other Operations (Independent Operating and Functional Support Companies)
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36   Corporate Section
37   Directors, Auditors and Senior Officers
38   Corporate Governance and Internal Controls
42   Corporate Data / Organization Charts
44   Global Network
46   Corporate Social Responsibility
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49   Financial Section
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83   Principal Group Companies
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84   Investor Information
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Notes concerning forward-looking statements

This annual report includes Nippon Mining Holdings' future plans, strategies, earnings forecast and outlook. Information in this report includes not only facts that have occurred, but also includes forecasts, assumptions and opinions based on available information as of June 25, 2009. This report includes unlimited risks and uncertainties related to economic conditions, competition in the industry, market demand, foreign exchange rates, the tax system and other regulations. Hence, please note that actual results may differ from forecasts described in this material.

                                                                              p1
About Nippon Mining Holdings

An outline of the Nippon Mining Holdings Group businesses, the main topics in the fiscal year ended March 3, 2009 and a range of financial information

Our Mission

     The Nippon Mining Holdings Group strives to achieve a stable and efficient supply of and the effective utilization of resources, materials and energy, while contributes to the creation of a better environment and a sustainable society.

With a corporate history and tradition stretching more than 100 years, the
Nippon Mining Holdings Group has long proven its commitment to ensuring a stable supply of resources, materials and energy, with a particular focus on petroleum and copper. By providing these essential resources, the Nippon Mining Holdings
Group contributes to the smooth functioning of society and development of the economy. Under the leadership of Nippon Mining Holdings, Inc., the Company Group
operates two core businesses--petroleum, through Japan Energy Corporation, and metals, through Nippon Mining & Metals Co., Ltd. By efficiently managing the
Company Group's overall portfolio of businesses and optimally allocating management resources, Nippon Mining Holdings aims to enhance corporate value and realize a level of competitiveness and profitability that is on a par with the leading global companies in each of the industries in which it operates.

2
Petroleum

JAPAN ENERGY

We Create Energy

The Japan Energy Group is engaged in a comprehensive array of petroleum businesses ranging from upstream to downstream operations. These include petroleum exploration and development, refining and marketing of petroleum products and operations involving such fields as liquefied petroleum gas (LPG), lubricants and petrochemicals. To provide a stable supply of energy essential to people's lifeline, the Japan Energy Group has built a complete supply chain stretching from exploration and development of oil and gas fields to refining and distribution. Our comprehensive set of services also includes the JOMO service station network throughout Japan.

Structure of the Petroleum Business

Upstream

Exploration and Development

Equity Based Entitlement Volume
(crude oil equivalent)

15,000
Barrels/Day



The Japan Energy Group's petroleum exploration and development business commenced in 1914, and since that time we have aggressively pursued operations in this sphere. Currently, we operate production at an oil and gas field in Niigata (Japan) and at oil fields in Abu Dhabi (United Arab Emirates), Qatar and Papua New Guinea. In addition, we are involved in exploration and development projects aimed at realizing new production with particular focus on Japan, the Middle East, Southeast Asia and Oceania.

Volume of production
15,000 barrels/day (As of December 31, 2008)

Number of crude carriers
9 VLCC (As of March 31, 2009)

Midstream

Refining

Refining Capacity
(Including condensate processing capacity)

475,000
Barrels/Day



The Japan Energy Group's three refineries at Mizushima, Chita and Kashima maintain high-capacity utilization rates. At these refineries, we manufacture a broad range of petroleum products, from fuels such as gasoline, kerosene and gas oil to petrochemicals, lubricants and petroleum coke.

Refining capacities of Group refineries	(Thousands of barrels/day)
Mizushima Oil Refinery	205
Kashima Oil Refinery	270
Total	475

Volume of exported products
1.5 million kl/year

Number of delivery terminals
15

(As of March 31, 2009)

Marketing

Domestic Market Share

11%


JOMO

At our 3,344 JOMO service stations nationwide, based on a philosophy emphasizing superior hospitality, we provide a lineup of products and services that aims to achieve a high level of customer satisfaction.

Through development of the service stations with the "Value Style" concept throughout Japan and by building up a network of self-service stations, JOMO has established a strong brand identity.

Domestic sales volume of fuel oil
20.82 million kl/year

Number of distributors
307

Number of service stations
3,344

(As of March 31, 2009)

Downstream

Petrochemicals

Production Capacity of Paraxylene

1,020,000
Tons/Year



The Japan Energy Group manufactures and markets aromatic products including paraxylene, a basic component material for polyester fiber and polyethylene terephthalate (PET) resin, as well as propylene, normal paraffin and other products. We are one of the world's largest sellers of paraxylene (external sales).

Production capacities for petrochemical products	(Thousands of tons/year)
Paraxylene	1,020
Chita Oil Refinery	400
Kashima Oil Refinery*1	570
AMSB*2	50
Benzene	520
Mizushima Oil Refinery	100
Chita Oil Refinery	210
Kashima Oil Refinery*1	190
AMSB*2	20

(As of March 31, 2009)

*1. Including Kashima Aromatics Co., Ltd.
*2. Our quota of the production of Aromatics Malaysia Sendirian Berhad

NIPPON MINING & METALS

3

Metals

We Manage Resources

As an integrated producer engaged in the non-ferrous metals business, principally copper, the Nippon Mining & Metals Group operates non-ferrous metal-related businesses, from resource development, smelting and refining to electronic materials manufacturing and marketing, as well as recycling and environmental services. Through the pursuit of technical rationality and efficiency, we endeavor to effectively utilize the earth's valuable resources. Based on these efforts, we are committed to assisting the sustainable development of society.

Structure of the Metals Business

Upstream

Resource Development

Equity Based Entitlement Volume
(copper equivalent)

90,000
Tons/Year



Through investments in promising mine development projects, we are pursuing a strategy that will ensure a stable supply of ore as well as provide investment returns. At present, Nippon Mining & Metals has equity stakes in three mines in Chile. Furthermore, we have acquired rights in the Caserones Copper Deposit in Chile and the Quechua Copper Deposit in Peru. Both projects are progressing steadily.

The Group's equity based entitlement volume (copper volume)		
		(Thousands of tons/year)
Escondida Mine	2.0%	20
Collahuasi Mine	3.6%	15
Los Pelambres Mine	15.0%	53
Total		88

(As of March 31, 2009)

* % shows Nippon Mining & Metals' equity ratio.

Midstream

Copper Smelting and Refining

Smelting and Refining Capacity

1,170,000
Tons/Year*2



Pan Pacific Copper Co., Ltd. (PPC)*1 is responsible for the Group's copper smelting and refining operations, with three production bases in Japan that account for approximately 40% of Japan's total copper production. We have forged the world's leading alliance of copper producers in terms of quality and volume in collaboration with LS-Nikko Copper Inc., of South Korea.

*1. A joint venture with Mitsui Mining & Smelting Co., Ltd. Nippon Mining & Metals holds a 66% equity stake in the joint venture.

*2. Total production capacity of PPC and LS-Nikko Copper Inc.: PPC, 610,000 tons/year; LS-Nikko Copper, 560,000 tons/year

The Group's copper cathode production capacities	
	(Thousands of tons/year)
PPC	610
Saganoseki Smelter & Refinery, Hitachi Works	450
Tamano Smelter*	160
LS-Nikko Copper (South Korea)	560
Total	1,170

(As of March 31, 2009)

* Corresponding volume in capital participation by PPC

Downstream

Electronic Materials

No. 1
Market Share Globally in Main Products



We maintain the world's top market share in many IT-related materials such as treated rolled copper foil, sputtering targets for LSIs and flat panel displays (FPDs), and titanium copper alloys and others. In product development and technical innovation, we constantly strive to lead the market.

Recycling and Environmental Services

Efficient Recovery of Valuable Metals



We utilize advanced technologies cultivated over many years of involvement in mining and smelting operations, and carry out a recycling business for the effective collection of minute amounts of valuable materials contained in electronic components. We also conduct an environmental services business, which manages detoxification of industrial wastes and recovery of valuable metals, with the capability of handing difficult-to-process waste materials.

Polysilicon for Photovoltaic Power Generation

High-quality and low-cost polysilicon



Japan Solar Silicon Co., Ltd.* is currently constructing a new plant for polysilicon for photovoltaic power generation by way of its own unique zinc reduction process.

* A joint venture between Chisso Corporation and the Nippon Mining Holdings Group. Chisso holds 50% of the joint venture and the Nippon Mining Holdings Group holds 50% (Nippon Mining & Metals: 30%, and Toho Titanium Co., Ltd.: 20%).

Electronic Materials
Isohara Works
Sputtering target for LSIs and FPDs, etc.
Shirogane Works
Treated rolled copper foil and electro-deposited copper foil, etc.
Kurami Works
Corson alloys, etc.

Recycling and Environmental Services
HMC Works, Nippon Mining & Metals
Nikko Environmental Services Co., Ltd.
Tomakomai Chemical Co., Ltd.
Nikko Mikkaichi Recycle Co., Ltd.
Nikko Tsuruga Recycle Co., Ltd.

Polysilicon for Photovoltaic Power Generation	
Capacity expansion plan	(Tons/year)
2011	660
2012	1,500
2013	3,000
2014	4,500

(Fiscal years ending March 31)

4
Topics

Topics

(April 2008–June 2009)

2008

April	May	June	July	August	September	October

April

A subsidiary of JE acquires an equity interest in an offshore oilfield in eastern Malaysia

Nikko Metals Taiwan Co., Ltd. is established through the management integration of three NMM Group companies in Taiwan (Photo 1)

May

NMH Group announces Long-Term Vision towards Fiscal 2015 and Medium-Term Management Plan 2008–2010

JE jointly develops PCM (Phase Change Material) Skeletal Storage Air-Conditioning System with Shimizu Corporation (see page 19)

Nikko Tsuruga Recycle Co., Ltd. completes construction of a furnace for the pretreatment of precious metal-bearing scraps (Photo 2)

June

JE is awarded an offshore exploration block in northwestern Australia (Photo 3)

NMM decides to conduct a demonstration test for the commercial application of the N-Chlo Process (see page 20)

Japan Solar Silicon Co., Ltd. (JSS) is established
In May 2009, JSS revises its original plan to increase polysilicon for photovoltaic power generation production capacity. (see page 22)

Toho Titanium Co., Ltd. becomes a consolidated subsidiary of NMH

July

JE moves to the commercialization stage for chemical recycling technology that upgrades thermal cracking oil derived from waste plastics into petroleum products (Photo 4)

August

NMH and NMM become participants in the United Nations Global Compact
JE has been a participant since 2002. (see page 47)

Changzhou Jinyuan Copper Co., Ltd. decides to build a state-of-the-art production facility

September

NMH is selected as an index component of the Morningstar Socially Responsible Investment Index (MS-SRI) (see page 46)

JE discovers gas condensate at an onshore permit in Papua New Guinea

Caserones Copper Deposit development project moves to the feasibility study stage (Photo 5)

April 2008 1



Nikko Metals Taiwan Co., Ltd. is established
Nippon Mining & Metals, Nikko Shoji Co., Ltd. and Nikko Coil Center Co., Ltd. restructure and consolidate their local companies in Taiwan.

May 2008 2



Nikko Tsuruga Recycle Co., Ltd. completes construction of a furnace for the pretreatment of precious metal-bearing scraps
A new furnace for incinerating precious metal-bearing scraps to produce gold and silver residual slag is completed.

July 2008 4



Japan Energy moves to the commercialization stage for chemical recycling technology that upgrades thermal cracking oil derived from waste plastics into petroleum products
Japan Energy becomes the first oil company in Japan to commercialize chemical recycling technology that upgrades thermal cracking oil derived from waste plastics into petroleum products.

June 2008 3



Japan Energy is awarded an offshore exploration block in northwestern Australia
Japan Energy is awarded Block WA-412-P, an offshore exploration block located 150km northwest of Australia, as a 100% operator.

September 2008 5



Caserones Copper Deposit development project moves to the feasibility study stage
The project moves from the pre-feasibility study stage to the feasibility study (FS) stage. The FS will improve the accuracy of the final resource estimation and an estimate of the development costs to enable a final decision on full-scale development to be made.

                                                                              p5
Nippon Mining Holdings (NMH) Japan Energy (JE) Nippon Mining & Metals (NMM)

2009

November December January February March April May June

November

JE is awarded the 2008 Asia Pacific Frost & Sullivan Excellence in Research
Award in the field of Bioremediation, reflecting the excellence of its R&D reputation in the field of biosurfactants, which are surfactants derived from microorganisms

December

NMH and Nippon Oil Corporation sign a basic memorandum on management integration

In February 2009, the schedule of management integration is revised. (Photo 6)

March

NMH is selected as an index component of the Dow Jones Sustainability Asia
Pacific Index (DJSI Asia Pacific) (see page 46)

JE receives the Minister of Agriculture, Forestry and Fisheries' certificate of commendation in the Kidukai Undou category (Photo 7)

JOMO Sunflowers wins the W League

The JOMO Sunflowers women's basketball team achieves the double crown together with its victory in the All Japan Basketball Tournament. (Photo 8)

NMM receives the Preferred Quality Supplier Award from Intel Corporation

HMC Works is completed (see page 21)

April

Japan Gas Energy Corporation is established as an integrated company in the liquefied natural gas (LNG) business

A recycling collection facility in Taiwan is completed (Photo 9)

June

NMM completes a production facility for cathode materials used in automotive lithium-ion batteries (Photo 10)

December 2008 6

Nippon Mining Holdings and Nippon Oil Corporation sign a basic memorandum on management integration

An integrated holding company will be established in April 2010, and core business companies will be established through integration and restructure of all businesses in July 2010.

March 2009 8
JOMO Sunflowers wins the W League After winning the All Japan Basketball
Tournament (Empress Cup) in January, the JOMO Sunflowers wins the 10th W League
(Women's Basketball League Tournament) for the first time in two years. This is the 12th time the team has won the W League and the 9th time it has achieved the double crown for the first time in 5 years.

March 2009 7

Japan Energy receives the Minister of Agriculture, Forestry and Fisheries'
certificate of commendation in the Kidukai Undou category

In recognition of our contribution to promoting the use of domestic thinning-timber, Japan Energy receives the Minister of Agriculture, Forestry and
Fisheries' certificate of commendation award from the Japan Wood-Products
Information & Research Center.

April 2009 9

A recycling collection facility in Taiwan is completed

Chiongpin Recycling Center, a recycling collection facility, is completed in
Taiwan and plans to start operations by September 2010.

June 2009 10

Nippon Mining & Metals completes a production facility for cathode materials used in automotive lithium-ion batteries

Nippon Mining & Metals establishes its unique integrated hydro-metallurgical process for cathode materials used in automotive lithium-ion batteries and decides to progress with commercial production. A production facility with a capacity of 300 tons per annum is consequently completed.

6
Financial Highlights

Financial Highlights

Nippon Mining Holdings, Inc. and its consolidated subsidiaries

	Millions of yen				Millions of yen	Thousands of U.S. dollars*1
	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2007	Fiscal year ended March 31, 2008	Fiscal year ended March 31, 2009	
Operating results						
Net sales	¥2,502,538	¥3,026,262	¥3,802,447	¥4,339,472	¥4,065,059	$41,383,070
Operating income (loss)	125,608	144,448	132,258	103,186	(101,667)	(1,034,989)
Equity in income of non-consolidated subsidiaries and affiliates	31,278	50,983	94,895	91,927	48,897	497,781
Income (loss) before special items	148,055	188,722	224,236	192,026	(67,433)	(686,481)
Net income (loss)	50,577	96,905	106,430	99,299	(40,794)	(415,291)
Financial position at end of fiscal year						
Total assets	¥1,580,144	¥1,859,583	¥2,056,407	¥2,251,208	¥1,886,083	$19,200,682
Shareholders' equity*2	353,437	467,479	622,476	681,411	567,347	5,775,700
Interest-bearing debt	643,790	684,736	689,437	795,900	705,031	7,177,349
Shareholders' equity ratio (%)	22.4	25.1	30.3	30.3	30.1	
D/E ratio (debt-to-equity ratio) (Times)	1.82	1.46	1.11	1.17	1.24	
Cash flows						
Cash flows from operating activities	¥ 45,360	¥ 24,258	¥ 41,200	¥ 56,830	¥ 275,068	$2,800,244
Cash flows from investing activities	(15,170)	(37,594)	(97,576)	(114,391)	(93,775)	(954,647)
Cash flows from financing activities	(38,734)	11,962	37,401	74,418	(124,280)	(1,265,194)

	Yen				Yen	U.S. dollars*1
Per share data						
Shareholders' equity per share*3	¥416.98	¥551.36	¥671.56	¥735.22	¥612.44	$ 6.23
Net income (loss) per share*4	63.84	113.87	117.98	107.14	(44.02)	(0.45)
Diluted net income per share*5	—	113.84	117.91	107.06	—	—
Cash dividends per share (non-consolidated)	10	15	16	16	14	0.14
Stock price at fiscal year-end	589	993	1,017	528	390	3.97
Number of shares outstanding at fiscal year-end	847,132,246	847,047,065	926,909,298	926,812,871	926,370,842	
Average number of shares outstanding during fiscal year	789,164,998	847,046,824	902,127,788	926,832,217	926,697,903	

Market data					
Crude oil price (Dubai spot price) ($/bbl)	36.6	53.5	60.9	77.4	81.8
Copper price (LME) (¢/lb)	136	186	316	344	266
Exchange rate (¥/$)	108	113	117	114	101

*1. Amounts stated in U.S. dollars have been converted at 98.23 yen per U.S. dollar, the rate prevailing as of March 31, 2009.
*2. Shareholders' equity is the total of the shareholders' equity and valuation and translation adjustment in net assets.
*3. Shareholders' equity per share has been calculated on the basis of the number of shares outstanding at each fiscal year-end.
*4. Net income (loss) per share has been calculated on the basis of the average number of shares outstanding during each fiscal year.
*5. Diluted net income per share is not shown due to no diluted securities for the fiscal year ended March 31, 2005 and due to net loss for the fiscal year ended March 31, 2009.

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Net sales
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Income (loss) before special items
[GRAPHIC OMITTED]

Net income (loss)
[GRAPHIC OMITTED]

Shareholders' equity
[GRAPHIC OMITTED]

Interest-bearing debt and D/E ratio
[GRAPHIC OMITTED]

Cash dividends and Net income (loss) per share
[GRAPHIC OMITTED]

Crude oil prices
[GRAPHIC OMITTED]

LME copper prices and stocks
[GRAPHIC OMITTED]

                                                                              p8
To Our Shareholders and Investors

[GRAPHIC OMITTED]

Chairman and Representative Director
Yasuyuki Shimizu

President and Chief Executive Officer
Mitsunori Takahagi

We are determined to achieve dramatic growth and enhance corporate value as a comprehensive energy, resources and materials group with a strong international presence.

                                                                              p9
     The fiscal year ended March 31, 2009, was defined by abrupt change in the operating environment faced by the Nippon Mining Holdings Group. Market prices for crude oil and copper rose to an extent previously not seen in July 2008, driven by such factors as robust demand from the BRIC countries and an influx of speculative money into commodity markets. Subsequently, global financial turmoil triggered by the subprime loan crisis in the United States began to exert a major impact on the real economy. By December 2008, the prices of both crude oil and copper had fallen to around one-quarter of the peak prices seen in July. As the demand from many major users of our products was sharply curtailed, the
Company Group was forced to respond by reducing output volumes along with their production adjustments.

     Against this backdrop, Nippon Mining Holdings recorded net sales of
(Y)4,065.1 billion, a decrease of 6% compared with the previous fiscal year.
Loss before special items amounted to (Y)67.4 billion, compared with income before special items of (Y)192.0 billion in the previous period. This loss was principally attributable to an increase in the cost of sales as inventory valuations were affected by the fall in the crude oil price during the second half of the fiscal year. In the fiscal year under review, we posted a net loss of (Y)40.8 billion, compared with net income of (Y)99.3 billion in the previous period. Excluding the impact of inventory valuation, income before special items fell 36%, from (Y)143.2 billion in the previous fiscal year to (Y)92.1 billion.
Cash dividends per share for the fiscal year ended March 31, 2009, totaled
(Y)14.00, a decrease of (Y)2.00 compared with the previous fiscal year. This comprised an interim cash dividend of (Y)8.00 per share and a year-end cash dividend of (Y)6.00 per share.

     In December 2008, Nippon Mining Holdings reached a basic agreement with
Nippon Oil Corporation on management integration of the two corporate groups.
This decision was based on recognition by both company groups that the most effective way to reinforce our management bases in order to seize the initiative in the face of structural changes in our operating environment and to survive against increasingly intense competition is to integrate our management resources on an equal footing. Not only will the newly integrated Company Group be the clear leader in terms of both scale and competitiveness in the Japanese petroleum industry, but by combining this position with the high-earnings and growth potential of the Metals business, we are determined to achieve dramatic growth and enhance corporate value as a comprehensive energy, resources and materials group with a strong international presence.

     In May 2008, the Nippon Mining Holdings Group prepared its Long-Term Vision towards Fiscal 2015, which describes an optimal business portfolio for the
Company Group that has both growth capabilities as well as stability in the fiscal year ending March 31, 2016. Specifically, we are reinforcing cost competitiveness in the midstream businesses, petroleum refining and marketing, and copper smelting and refining. We are also investing intensively in strategic businesses that will drive future growth. We are focusing on resource development projects with a large potential return on investment in the upstream businesses as well as the downstream businesses that leverage the Company
Group's competitive advantages, including petrochemicals, electronic materials, recycling and environmental services, titanium and polysilicon for photovoltaic power generation. These strategies are designed to lift the earnings base of the entire Company Group, making it less susceptible to market price fluctuations.
We believe that management integration with Nippon Oil will further enhance its possibility to realize these strategies.

     The Nippon Mining Holdings Group will continue to provide energy, resources and materials, centered on petroleum and copper, efficiently and reliably. We will also strive to contribute to social and economic development based on harmonious coexistence with the global environment and society. We believe that our decision to embark on management integration with Nippon Oil is the optimal path for the Nippon Mining Holdings Group as we focus on the future growth and development of the Company Group. We will apply our full energies to the realization of the integration.

     We look forward to the continued support and encouragement of all our stakeholders, including shareholders, customers, partners and local communities.

June 2009

[GRAPHIC OMITTED]                      [GRAPHIC OMITTED]
Yasuyuki Shimizu                       Mitsunori Takahagi
Chairman and Representative Director   President and Chief Executive Officer

                                                                             p10
Interview with the President
[GRAPHIC OMITTED]

To realize rapid synergies from integration, the Nippon Mining Holdings Group is responding effectively to the current economic depression and remains strongly focused on bolstering its operating base.

11
Interview with the President

Financial Results / Operating Environment

Q In the fiscal year ended March 31, 2009, copper and crude oil prices fluctuated to an unprecedented degree. Given these operating conditions, please provide a recap of how the Nippon Mining Holdings Group performed during the fiscal year under review.

A We were forced to deal with severe management circumstances. We are convinced of the necessity to move speedily to build an optimal business portfolio, one of the basic policies in our Long-Term Vision.

The prices of crude oil and copper—which have a substantial impact on the Nippon Mining Holdings Group's operating performance—fluctuated to an extent not seen in the past. Thus, in the fiscal year under review, we faced an unprecedented situation and were forced to deal with severe management circumstances.

In the fiscal year ended March 31, 2009, net sales amounted to ¥4,065.1 billion, a 6% decrease compared with the previous fiscal year. We recorded a loss before special items of ¥67.4 billion, compared with income before special items of ¥192.0 billion in the previous period. The main factors contributing to this loss were the falls in prices for crude oil and metals during the second half of the fiscal year. These price declines affected inventory valuations, which in turn led to an increase in the cost of sales. Net loss in the fiscal year under review was ¥40.8 billion, compared with net income of ¥99.3 billion recorded in the previous period. Excluding the impact of inventory valuations, income before special items fell 36%, from ¥143.2 billion in the previous fiscal year, to ¥92.1 billion. The cumulative inventory valuation gains reported over the preceding four-and-a-half years suffered a dramatic reversal in the second half of the fiscal year ended March 31, 2009, becoming a valuation loss.

In the Petroleum business, crude oil prices were driven by a range of factors, including growth in the global demand for oil, the impact of geopolitical risks and the flow of speculative money into the crude oil market. This set the backdrop as the price of Dubai crude moved from $94 per barrel at the start of the fiscal year to a record high above $140 in July 2008. Subsequently, as the global economy sharply decelerated, the price slipped to a low of below $37 per barrel in December 2008. The fiscal year's average price was $82 per barrel. The Petroleum business reported a loss before special items of ¥105.2 billion. Although there was a positive impact from improved margins on fuel oil, this was outweighed by such negative factors as (1) an increase in cost of sales owing to the impact of inventory valuation reflecting the fall in crude oil prices and (2) a deterioration in market prices for petrochemical products.

In the Metals business, the international price of copper was buoyed during the first half of the fiscal year by robust demand from China and the other BRIC countries. This saw the copper price on the London Metal Exchange (LME) rise from 378 cents per pound at the start of the period to as high as 408 cents per pound in July 2008. However, the price fell as low as 126 cents per pound in December 2008, and the average copper price for the period was 266 cents per pound. Income before special items in the Metals business amounted to ¥28.5 billion. This result reflected such factors as (1) the fall in the copper price, (2) the deterioration in procurement conditions for copper concentrate and (3) a steep decline in the sales volumes of electronic materials.

In addition to the factors already outlined, the yen/dollar exchange rate also had a significant negative impact on both the Petroleum and Metals businesses. The average exchange rate for the period under review was ¥101 per U.S. dollar,

Financial results


(Billions of yen)
300
200
100
0
−100
92.1
(67.4)
(40.8)
05
06
07
08
09
Years ended March 31
Income (loss) before special items (accounting)
Income before special items (excluding inventory valuation)
Net income (loss)

Crude oil and Copper prices


($/bbl)
(¢/lb)
160
120
80
40
400
300
200
100
05
06
07
08
09
Years ended March 31
Crude oil prices (Dubai spot, monthly average) (left)
Copper prices (LME, monthly average) (right)

                                                                             p12
compared with (Y)114 during the previous fiscal year.

     We anticipate a continuation of difficult and unpredictable operating conditions. In May 2008, Nippon Mining Holdings Group prepared its Long-Term
Vision towards Fiscal 2015, which describes an optimal business portfolio for the Company Group that has both growth capabilities as well as stability in the fiscal year ending March 31, 2016. Having witnessed the year's turbulent operating environment, we are convinced of the necessity to move speedily to build an optimal business portfolio, one of the basic policies in our Long-Term
Vision.

Objectives of and Background to the Management Integration
Q

In December 2008, Nippon Mining Holdings and Nippon Oil
Corporation announced a basic agreement on management integration of the two corporate groups. Does this decision to embark on management integration partly reflect a sense of crisis you held regarding the future of the Petroleum business?

A

We held very serious concerns regarding the future of the Petroleum business. To overcome intense competition, it is absolutely crucial that we establish overwhelming superiority in terms of cost competitiveness through radical cost reductions and an overhaul of our business structure. I personally became strongly convinced that the best way to achieve this, was to join with a partner capable of generating exceptional synergies.

Although domestic demand for petroleum products has been on a declining trend for several years, the recent spike in crude oil prices and the current serious economic downturn have served to reinforce this trend. Furthermore, in recent years, resource prices have fluctuated wildly as speculative money has flowed into the market on a global scale, while competition to secure natural resources has intensified. As worldwide concerns over environmental sustainability have increased, companies are being called on to raise the priority given to such fields as new energy and energy conservation.

     In this business environment, as we translate medium to-long-term management strategy into detailed business planning and execution, it is apparent that structural market trends point to declining domestic demand for petroleum products. Without decisive action, profitability is almost certain to decline. Faced with these circumstances, we have very serious concerns regarding the future of the Petroleum business.

     The Japan Energy Group has undertaken a range of measures aimed at alleviating this situation, including ceasing refining operations at the Chita
Refinery in 2001 to solve the group's overcapacity issues, and alliances and collaboration, either partially or at the refinery level, with other petroleum companies. Despite these efforts, when we examined future scenarios, to overcome intense competition, it is absolutely crucial that we establish overwhelming superiority in terms of cost competitiveness from crude oil procurement through to refining, distribution and marketing, through radical cost reductions and an overhaul of our business structure. There would, however, be limitations to what we could achieve as a single company. We had reached the stage where it was necessary to enter into a full-scale restructuring and integration with another industry participant. I personally became strongly convinced that the best way to achieve this, was to join with a partner capable of generating exceptional synergies. The sense of crisis I felt about the future of the Petroleum business was shared by the president of Nippon Oil Corporation, Mr. Shinji Nishio. In my
opinion, the major factor leading to the basic agreement on management integration was our consensus on how to respond to structural changes in the operating environment through the exchange of views and developing of a shared understanding of the problems among the senior management of the two company groups.

                                                                             p13
Management Strategies

Q

In May 2008, Nippon Mining Holdings Group prepared the Long-Term Vision towards
Fiscal 2015. How is the management integration with Nippon Oil Corporation related to your previously announced strategies?

A

We think management integration will further enhance the feasibility of the fundamental strategies set out in our Long-Term Vision. From the perspective of future growth strategies, when considering restructuring and integration, we saw the necessity of integrating not only the Petroleum business but the entire
Nippon Mining Holdings Group, including the Metals business, which possesses high-earnings and growth potential.

We think the management integration will further enhance the feasibility of the fundamental strategies articulated by the Long-Term Vision towards Fiscal 2015, which we announced in May 2008. These fundamental strategies entail

(1)  a strong commitment to achieving heightened cost competitiveness in the midstream businesses (petroleum refining and marketing, and copper smelting and refining) and

(2)  investments in strategic businesses to drive growth. Specifically, the areas of strategic investment include:

     o    Upstream--resource development projects with large potential return on investment

     o    Downstream--business fields that leverage the Company Group's competitive advantages, including the petrochemicals, the electronic materials, the recycling and environmental services, the polysilicon for photovoltaic power generation and the titanium businesses.

     Through these strategies we will expand operations in growing markets and businesses that have high-value-added potential, and lift the earnings base of the entire Company Group, making it less susceptible to market price fluctuations.

     In the Metals business in particular, the aggressive rollout of growth strategies across a number of fields is an essential part of our overall plan.
These include mining development projects with high potential return; new copper smelting technologies that hold the promise of major cost savings; the electronic materials field, in which we hold the world's leading market share in many IT-related materials; the recycling and environmental services, which generate high added value; and the polysilicon for photovoltaic power generation business. In addition, Toho Titanium Co., Ltd., which became a consolidated subsidiary from the fiscal year ended March 31, 2009, anticipates future demand growth, and is pursuing the titanium business while utilizing its superior array of technologies.

     To reinforce and expand these growth areas and new business fields, large-scale investments are essential. Hence, we have to build up the Company
Group's overall scale and earnings base as well as enhance its fund raising capabilities and financial flexibility.

     Accordingly, when considering restructuring and integration, even if the prospective partner is a petroleum company, we saw the necessity of integrating not only the Petroleum business but the entire Nippon Mining Holdings Group, including the Metals business, which possesses high-earnings and growth potential.

     From this point of view, we judged that Nippon Oil would make an optimal integration partner. Not only is Nippon Oil working to build a unified structure of operations from crude oil exploration and production to petroleum refining and marketing but it also aspires to become a comprehensive energy company through its pursuit of a range of businesses, including petrochemicals, natural gas, electric power and fuel cells.

Basic philosophy of integrated Company Group

1    As a group operating in the areas of energy, resources and materials, we will pursue harmonious coexistence with both the global environment and society at large by establishing sound and transparent corporate governance and appropriate and flexible operating structures, thus contributing to the establishment and development of a sustainable economy and society.

2    Under a vertically integrated operating structure, we will pursue a stable and efficient supply of products and seek innovative and creative approaches to doing business.

                                                                             p14
Benefit of Management Integration

Q

Through this management integration, the new Company Group will hold a dominant position in Japan's petroleum industry. What benefits can we expect from the integration?

A

As well as pursuing across-the-board rationalization and efficiency gains, we will leverage synergies generated by the integration. Within three years after business integration we hope to realize savings of at least (Y)60.0 billion per year. Furthermore, we aim to achieve eventual savings of (Y)100.0 billion per year.

     We intend to carry out a radical business transformation that could only be achieved through management integration. For example, with regard to the excess refining capacity that has long been evident, we will reduce crude oil refining capacity and suspend refining operations, starting with the least competitive refineries. Within two years of integration, we will reduce refining capacity by
400,000 barrels per day compared with the current level. Depending on the supply and demand situation, we will consider further capacity reductions.

     Centering on the petroleum refining and marketing business, using equitable and objective criteria we will examine a wide range of costs across all businesses. As well as pursuing across-the-board rationalization and efficiency gains, we will leverage synergies generated by the integration. Within three years after business integration we hope to realize savings of at least (Y)60.0 billion per year. Furthermore, we aim to achieve eventual savings of (Y)100.0 billion per year.

     Meanwhile, the post-integration position of the Metals business will be generally unchanged--it will be expected to realize high-earnings and growth potential as a core business company within the newly integrated Company Group.
In the medium-to-long term, as a promising business with global

[GRAPHIC OMITTED]

                                                                             p15
growth potential, we believe that after management integration the Metals business will live up to its high expectations. In doing so, it will earn a high evaluation from the entire Company Group, which will mean access to greater management resources. I am confident that the Metals business will successfully utilize such an opportunity to move up to the next level of growth.

     The newly integrated Company Group will span petroleum refining and marketing, oil and natural gas exploration and production as well as metals, making it one of the world's leading integrated energy, resources and materials groups. Through integration, the Company Group will strengthen its operating base and build a supply structure in line with Japan's needs. This will entail securing energy, resources and materials, and supplying the market efficiently and reliably. From a security standpoint, this is a vital role. We are looking forward to making a significant contribution to the creation of Japan's energy, resources and materials future.

Schedule for Management Integration

Q

Please outline the schedule for management integration and current progress in this plan.

A

In accordance with the basic agreement on management integration, Nippon Mining
Holdings and Nippon Oil Corporation have established the Integration Preparatory
Committee and are working toward a smooth integration process through detailed discussions.

In accordance with the basic agreement on management integration announced on
December 4, 2008, the two company groups have commenced their respective due diligence processes and have established the Integration Preparatory Committee co-chaired by their respective presidents. They are currently working toward a smooth integration process through detailed discussions. However, having closely examined the requirements and procedures relating to the filing of a registration statement (Form F-4) with the United States Securities and Exchange
Commission (SEC), it became clear that more time than was initially estimated would be necessary to complete the preparation of Form F-4. Based on the revised schedule, we have agreed to move back the conclusion of the Agreement on
Management Integration (including the Stock Transfer Plan) to October 2009 and the establishment of a holding company to April 2010. The establishment of core operating companies has been scheduled for July 2010.

     The Integration Preparatory Committee is undertaking discussions and deliberations regarding a broad range of issues related to management integration. These issues include the management integration ratio (stock transfer ratio); the method for integrating core operating companies; the corporate governance structure; management control functions; the new corporate name; core principles and vision; office integration; details relating to the business transformation of petroleum refining and marketing operations; and
integration of the personnel systems.

[GRAPHIC OMITTED]

                                    Schedule

December 4, 2008         Conclusion of the Basic Memorandum on Management
                         Integration

October 2009 (plan)      Conclusion of the Agreement on Management Integration
                         (including the Stock Transfer Plan)

January 2010 (plan)      General Meeting of Shareholders (approval of the Stock
                         Transfer Plan)

April 2010 (plan)        Establishment of a holding company

July 2010 (plan)         Establishment of core operating companies

* The schedule may be subject to change, depending on the progress of the preparation of the Form F-4 registration statement and the subsequent SEC review of the Form F-4 statement.

                                                                             p16
Current Management Issues

Q

The current operating climate is growing more severe. Please outline the main manage ment issues you envisage dealing with during the fiscal year ending March
3, 2010.

A

We are committed to rapidly realizing integration synergies, responding appropriately to the current economic depression and working steadfastly to achieve the necessary pre-integration strengthening of our operating base.

In May 2008, together with the Long-Term Vision towards Fiscal 2015, we announced the medium-term management plan covering the three years through the fiscal year ending March 31, 2011. Formerly, we have implemented a rolling three-year management plan updated each year. However, in light of the scheduled management integration with Nippon Oil in 2010, we have not updated the medium-term management plan. Instead, we are looking forward to the swift announcement of a new medium-term management plan following management integration.

     Although we will maintain the fundamental strategy in our Long-Term Vision, in view of the extremely harsh immediate-term operating environment, we have identified three basic policies for the fiscal year ending March 31, 2010. They are to (1) implement cost reductions and other earnings enhancement measures,
(2) restrict capital expenditures, loan and investments and (3) reduce working capital. We will also strive to solve the separate issues faced by the Petroleum and Metals businesses and focus on strengthening our operating base.

     In particular, in November 2008 the Petroleum business introduced a new wholesale pricing system, and it is vital that the new system is fully disseminated and firmly established. In the Metals business, key management issues include the final decision--due to be made during 2009--on whether or not to proceed with development of the Caserones Copper Deposit in Chile and the construction of a new plant of Japan Solar Silicon Co., Ltd. for polysilicon for photovoltaic power generation. This business has been pursued based on a close partnership with Chisso Corporation and Toho Titanium Co., Ltd.

     The newly integrated Company Group is expected to rapidly generate synergies reflecting its size and the high quality of its assets and operations.
To ensure that these synergy expectations are met, we are committed to responding appropriately to the current economic depression and working steadfastly to achieve the necessary pre-integration strengthening of our operating base.

     I look forward to the continued support of all our stakeholders as we rise to meet the challenges ahead.

                                                                             p17
Special Feature

The Nippon Mining Holdings Group's Environmental Businesses

Since its founding, the Nippon Mining Holdings Group has consistently pursued businesses involving the earth's resources, playing a key role in developing
Japan's social infrastructure. Facing the reality that our business activities burden the environment, we have earnestly addressed environmental issues as we did with smoke pollution in our early days. Even when facing an array of structural changes, our philosophy remains unchanged--we will strive as a
Company Group to develop and grow sustainably in harmony with the rest of society.

     One of the Nippon Mining Holdings Group's basic policies under its
Long-Term Vision is "Managing with an Emphasis on CSR and the Environment." To this end, we are currently developing new businesses with themes like
"effectively utilizing the earth's resources," "living in harmony with the global environment and reducing environmental impact" and "creating a recycling-oriented society through revolutionary technologies." In this special feature, we will introduce several of the initiatives we are pursuing in the environmental business sphere.

Special Feature
The Nippon Mining Holdings Group's Environmental Businesses

18

Special Feature

Fuel Cells

Strengths of the Company Group
Nationwide distribution network for liquefied petroleum gas (LPG), kerosene and other household fuels

Growth driver
Increased commitment toward a low-carbon society

Current stage
Follow-up to the Large-Scale Stationary Fuel Cell Demonstration Project


Fuel cell system

≫Conducting R&D on fuel cell systems

Fuel cells that create electricity through a chemical reaction of hydrogen and oxygen are a focus of attention as a clean and efficient technology. As a part of its efforts to develop and disseminate technologies for increased energy efficiency, the Japan Energy Group has been taking part in large-scale experiments with stationary fuel cells run by the New Energy Foundation (NEF) beginning in fiscal 2005. From the project's start through to March 2009, Japan Energy has installed a total of 144 LPG fuel cell systems in homes and has consequently gathered data on their operation. Test results to date include a primary energy savings rate of 19.9% and a CO_2 emission reduction rate of 32.5%.

In addition, through developing kerosene desulfurization catalysts and reforming catalysts for hydrogen manufacturing for fuel cells, as well as such programs as a development project for a next-generation solid oxide fuel cell (SOFC) system, Japan Energy is aggressively promoting efforts for the coming fuel cell era.

≫Supplying hydrogen energy for fuel cell vehicles

Japan Energy is also taking part in the national government's Japan Hydrogen & Fuel Cell Demonstration Project (JHFC), and has opened a (mobile) hydrogen refueling station in the Funabashi area of Chiba Prefecture. This station is driven to events around the country to supply hydrogen to fuel cell vehicles.

Japan Energy is also continuing its R&D activities on efficient, compact "reforming reactors" that use hydrogen separation membranes and an "organic hydride method" of storing and supplying hydrogen in the same way as gasoline.

Market forecast for stationary fuel cells (1kW)


(Thousands of units)
(Billions of yen)
800
600
400
200
400
300
200
100
12
12
90
252
150
600
(Calendar year) 09
10
15
20
Shipping unit price 2,000
1,500
600
420 Thousand yen

Number of units shipped (left) — Market size (right)
Source: *Future Market Outlook for Fuel Cell-related Technology* (2008 Edition) Fuji Keizai Co., Ltd.

Hydrogen storage and supply system using the organic hydride method


Refinery
Hydrogen storage
Tanker truck
Hydrogen transported as liquid hydride (methyl cyclohexane, etc.)
Aromatics recovered (toluene, etc.)
Hydrogen refueling station
Hydrogen generated and supplied
Houses
Factories

19
Special Feature

Paraffinic Latent Heat PCM *ecoJOULE*®

Strengths of the Company Group

Excellent material properties of its normal paraffin and track record in various applications

Growth driver

Aiming for the increased adoption of *ecoJOULE*® in air-conditioning systems, by promoting the product's energy conservation capabilities

Current stage

Sales commenced in July 2008



ecoJOULE® in stick form

≻Launching latent heat storage material *ecoJOULE*®

Normal paraffin, extracted from kerosene using the molecular sieving method, has superior biodegradability and is used across a wide range of applications, including as a raw material for surface active agents.

Japan Energy has a long track record in effectively utilizing the excellent material properties of its normal paraffin. Recently, we have launched the latent heat storage material *ecoJOULE*®, which utilizes the distinctive characteristics of normal paraffin. We commenced sales of *ecoJOULE*® in July 2008. When normal paraffin undergoes a phase change from liquid to solid (solidifying) or from solid to liquid (melting), it is able to store or release thermal energy. By utilizing normal paraffin's phase-change cooling or heating properties, it can be used as an efficient latent heat storage material. Specifically, this is achieved by producing a material that will undergo a phase change at a certain temperature within the human comfort range.

≻Contributing to energy conservation and reduced CO_2 emissions from air-conditioning systems in large buildings

ecoJOULE® stores cold energy using electricity late at night (off-peak period) and releases this stored energy during the daytime, thereby reducing peak-time electricity consumption for the building's air-conditioning system and contributing to reduced CO_2 emissions.

At present, *ecoJOULE*® in stick form is inserted into existing air-conditioning system water tanks to even out the electricity load, thereby enhancing energy efficiency. This product is called "*ecoJOULE*® for fixed heat-storage air conditioning" and is being marketed to office buildings with existing water tanks as well as to district heating and cooling systems. One of the product's advantages is that it contributes to reductions in CO_2 emissions while only requiring a comparatively small amount of capital expenditure. Its use is being considered by a range of potential customers.

Japan Energy and Shimizu Corporation in May 2008 jointly developed a new PCM (Phase Change Material) Skeletal Storage Air-Conditioning System. This system uses *ecoJOULE*®, with its large latent heat energy storage capacity, in the double-layer Floor Flow air-conditioning system developed by Shimizu that releases air through the floor, to achieve high-storage functionality in a compact form. Compared with a conventional air-conditioning system, running costs can be reduced 35% and energy consumption 10%. The two companies are jointly testing the system with the aim to commercialize it during fiscal 2009.

In addition, a system that circulates chilled *ecoJOULE*® within air-conditioning pipes instead of water is currently under consideration for commercial launch.

Use of latent heat storage material *ecoJOULE*® in an air-conditioning system (concept)


Latent heat storage material ecoJOULE®
Cold energy stored at night
Cold energy released during daytime

Development of applications for *ecoJOULE*®


Normal paraffin
ecoJOULE®
Office buildings
Houses
Household goods
Vehicles
Increase capacity to 7,000 tons in 2010
Water thermal storage air-conditioning system
Under floor air-conditioning system
Heat storage board
Apparel
Cold storage products
Vehicle parts
Vehicle air-conditioning system
Currently being marketed
Under development

20
Special Feature

Development of New Copper-Smelting Technology

Strengths of the Company Group

Proprietary hydro-metallurgical smelting technology that makes it possible to efficiently recover copper and precious metals from low-grade copper concentrate

Growth driver

Participation in copper mining projects utilizing the new smelting technology

Current stage

Commencing the pilot plant test in Australia for the commercial application of the new technology, from the fiscal year ending March 31, 2010



Pilot plant, Perth, Australia

≫Commencing a pilot plant test for new hydro-metallurgical process

Nippon Mining & Metals has developed a new, proprietary hydro-metallurgical process called the N-Chlo Process (Nikko Chloride Process), which enables effective recovery of copper, as well as gold, from low-grade copper concentrate. This process is expected to make contributions to evolution of effective recovery of mineral resources.

Since the N-Chlo Process does not require an energy-intensive smelting process, compared with pyro-metallurgical smelting—the most commonly used method in the copper smelting industry—there are no sulfur oxides (SOx) generated and it is possible to substantially reduce energy consumption and CO_2 emissions.

Nippon Mining & Metals has decided to construct a pilot plant in Australia to conduct a one-year demonstration test for the commercial application of the N-Chlo Process. The construction of the plant will be completed in the first half of the fiscal year ending March 31, 2010. Nippon Mining & Metals will complete the test before long, confirm the usefulness of this process, and endeavor to acquire equity interests in and participate in mining projects.

≫Implementing new N-Chlo Process for efficiently recovering metals from low-grade copper concentrate

The N-Chlo Process is a new hydro-metallurgical process that we have uniquely developed. The process enables the effective recovery of not only copper from low-grade copper concentrate, but also such precious metals as gold and silver. In recent years, in concentrate from existing copper mines, the copper grade is getting lower and impurities are getting higher. By using the N-Chlo Process, it enables to recover copper and precious metals effectively from low-grade copper concentrate containing precious metals. In addition to promoting the effective utilization of limited natural resources, this is expected to prolong the lives of such mines and to make it possible to develop types of mines that have previously been difficult to develop.

Overview of pilot plant

Location	Perth, Western Australia, Australia
Capacity	100 tons of refined copper per year
Construction cost and operating cost (approximate)	Construction cost: ¥2.8 billion Operating cost: ¥0.8 billion per year
Main schedule	Completion of construction in the first half of the fiscal year ending March 31, 2010

N-Chlo Process


Low-grade copper concentrate
Silver solvent extraction
Copper leaching in chloride media
Copper solvent extraction
Silver recovery
Leach residue
Copper electrowinning in sulfuric media
Gold leaching
Gold recovery
Leach residue
Silver
Gold
Copper

                                                                             p21
Recycling Metal Resources

Strengths of the Company Group

Unique, complex process that combines hydro-metallurgical and pyro-metallurgical processes to achieve zero-emission

Growth driver

Bolstering recyclable material collection capacity, diversifying the types of raw materials that can be recycled and increasing recycling volume capacity

Current stage

Operations at the HMC Works began in April 2009

Commencing operations at the HMC Works

The Nippon Mining & Metals Group is aggressively promoting the recycling of metal resources from urban mines* by using technologies and expertise accumulated in its mining and smelting and refining operations over the years.
In March 2009, we completed construction of new recycling facilities in Hitachi
City, Ibaraki Prefecture, as part of the HMC (Hitachi Metal Recycling Complex)
project. Taking advantage of its close proximity to the Tokyo metropolitan area urban mine, we have increased the capacity for the collection of materials for recycling and recover 16 different metals, including precious and rare metals by a unique, complex process that is a combination of hydro-metallurgical and pyro-metallurgical processes. The metals recovered at the HMC Works are used as the raw materials for our electronic materials business.

* Urban Mine

"Urban mines" reflect the useful resources (precious and rare metals, etc.) that exist in the waste produced in cities from the large volume of consumer electronics and other goods. In particular, electronic equipment like mobile phones and personal computers use precious metals including copper, gold, silver, platinum and indium. The total volume of such resources existing in
"urban mines" in Japan is said to be of a similar level to the quantity of resources held by one of the world's major resource-producing countries.

Reinforcing capabilities in the procurement of raw materials for our recycling business

Since securing a steady collection of raw materials for recycling is critical, the Nippon Mining & Metals Group is implementing measures to increase recyclable material collection capacity and diversify types of raw materials. In November
2008, at the HMC Works, we increased the collection volume from the Kanto region, which is expected to generate a large volume of precious metal-bearing scrap materials. We have also built a recycling collection facility in Taiwan, which is a major manufacturing region for advanced electronic equipment. We will commence its operations by September 2009, and intend to collect 750 tons of copper per month in Taiwan for the fiscal year ending March 31, 2011.

     Through the measures outlined above, the Nippon Mining & Metals Group has set a long-term strategic goal for the recycling and environmental services business of income before special items of (Y)20.0 billion by the fiscal year ending March 31, 2016.

[GRAPHIC OMITTED]

Size of Japan's "urban mines" (estimated)

Copper              Silver              Gold                Indium
38,000,000 tons     60,000 tons         6,800 tons          1,700 tons

Japan's urban mines as percentage of
reserves in natural resources in the world

Copper              Silver              Gold                Indium
(approx. 8%)        (approx. 22%)       (approx. 16%)       (approx. 61%)

Source: National Institute for Materials Science estimates

                                                1
Principal recovered metals and planned
production volumes under HMC project
Recovered metal      Planned production volume per year
Gold                 500 kg
Silver               50 t
PGM                  200 kg
Indium               6 t
Antimony             150 t
Bismuth              200 t
Nickel               500 t
Copper               6,000 t
Zinc                 700 t
Tin                  500 t
Palladium            800 kg

22
Special Feature

Polysilicon for Photovoltaic Power Generation

Strengths of the Company Group

A proprietary manufacturing method for high-quality, low-cost polysilicon, jointly developed with Chisso Corporation and Toho Titanium Co., Ltd.

Growth driver

Expansion of global demand for photovoltaic power generation and development of the Company Group's large-scale production facility

Current stage

Constructing a manufacturing plant with a target for commencement of production in the fiscal year ending March 31, 2011



A photovoltaic cell and polysilicon (upper right)

≫Constructing a manufacturing plant with an annual capacity of 4,500 tons

With demand for photovoltaic power generation growing globally as an effective barometer of climate change, we anticipate continued growth in demand for polysilicon, its main raw material. Nippon Mining Holdings, Chisso and Toho Titanium began verification testing of their proprietary zinc-reduction method (the JSS method) for manufacturing polysilicon for photovoltaic power generation in January 2007. In June 2008, the three companies established Japan Solar Silicon Co., Ltd. (JSS), with a shareholding ratio of Chisso 50%, Nippon Mining Holdings 30% and Toho Titanium 20%. JSS plans to invest a total of approximately ¥30.0 billion to construct a plant for the mass production of polysilicon at the Kashima Okunoyahama Industrial Complex in Ibaraki Prefecture. In the first phase, a plant with one production line is to be built by the fiscal year ending March 31, 2011, with an annual capacity of 660 tons, and the capacity will be expanded to 4,500 tons per year by the fiscal year ending March 31, 2014. In the future, the company has the goal to reach 10,000 tons a year production capacity.

≫Manufacturing high-quality, low-cost polysilicon by proprietary zinc-reduction method

The three companies combined their unique technological capabilities to develop the JSS method, a new proprietary process for the manufacture of polysilicon. The JSS method employs a chlorination process, as in the Siemens method, which is a major production process in the field of polysilicon for photovoltaic power generation. The JSS method's unique feature is the ability to produce polysilicon at a lower cost than the Siemens method and with a purity level of between 8N and 9N (99.999999% and 99.9999999%), sufficient for photovoltaic power generation. The method uses silicon tetrachloride ($SiCl_4$) as a basic ingredient, which results in a more efficient reaction, and silicon tetrachloride is also recyclable. The plant and equipment investment required is comparatively low and the amount of electricity used in the manufacturing process per unit of output is also small. These factors combine to make the JSS method of manufacturing polysilicon for photovoltaic power generation lower cost than conventional methods.

Capacity expansion plan

	Annual production capacity (Tons)
2011	660
2012	1,500
2013	3,000
2014	4,500

(Fiscal years ending March 31)

Total investment (approximate)	¥30.0 billion
Employees (approximate)	140 (when annual capacity reaches 4,500 tons)

JSS method flow chart


Polysilicon (product)
Metallic silicon (raw material)
Reductive reaction
SiCl₄
Chlorination reaction
Zn
SiCl₄
ZnCl₂
Zn
Electrolysis
Cl₂

                                                                             p23
Review of Operations Section

24   Operational Highlights

25   Petroleum (Japan Energy Group)

30   Metals (Nippon Mining & Metals Group)

35   Other Operations (Independent Operating and Functional Support Companies)

                                                                             p24

Operational Highlights
Year ended March 31, 2009

Petroleum (Japan Energy Group)
[GRAPHIC OMITTED]

Contribution to net sales             76.7% (Y)3,116.1 billion
Net sales                             (Y) 3,116.1 billion
Operating Ioss                        (Y) (105.0) billion
Loss before special items             (Y) (105.2) billion

Metals (Nippon Mining & Metals Group)
[GRAPHIC OMITTED]
Contribution to net sales             22.2% (Y)902.1 billion
Net sales                             (Y) 902.1 billion
Operating Ioss                        (Y) (5.4) billion
Income before special items           (Y) 28.5 billion

Other Operations (Independent Operating and Functional Support Companies)
[GRAPHIC OMITTED]

Contribution to net sales             2.1% (Y)84.7 billion
Net sales                             (Y) 84.7 billion
Operating income                      (Y) 8.0 billion
Income before special items           (Y) 9.7 billion

* Adjustments for eliminations or corporate had the effect of decreasing net sales (Y)37.9 billion, decreasing operating loss (Y)0.7 billion and increasing loss before special items (Y)0.5 billion. The parameters used in the calculation of "Contribution to net sales" percentages above are the respective consolidated totals, including inter-segment eliminations or corporate.

Review of Operations

25

Review of Operations Section

Petroleum (Japan Energy Group)

The Japan Energy Group primarily operates petroleum businesses across a broad range of energy-related areas, and engages in a comprehensive array of upstream to downstream activities, from petroleum exploration and development, refining and petroleum product sales to liquefied petroleum gas (LPG), lubricants and petrochemical products.

The Japanese petroleum industry is faced with shrinking worldwide demand for petroleum triggered by the global economic downturn and major structural changes in domestic demand for petroleum. In this environment, in our petroleum products supply-side operations we will strive to establish a system of safe and stable operations at our oil refineries and strengthen our international competitiveness. In sales operations, we will endeavor to expedite the shift to a new market price-based pricing system. Meanwhile, in the petrochemicals business, we will work to build production and sales systems that will enable us to respond even more flexibly to changes in the market. The Japan Energy Group aims to further improve its business results and strengthen its business structure through the steady implementation of various management strategies while fulfilling its corporate social responsibilities.



Isao Matsushita
President and Chief Executive Officer
Japan Energy Corporation

Fiscal Year Business Results

In the fiscal year ended March 31, 2009, the Petroleum business recorded a 2.4% year-on-year decrease in net sales, to ¥3,116.1 billion, and loss before special items of ¥105.2 billion, compared with income before special items of ¥67.8 billion in the previous fiscal year.

Income (loss) before special items decreased ¥173.0 billion compared with the previous fiscal year, however, within the loss before special items, the negative effect of inventory valuation of ¥140.5 billion was included in the year under review, while the effect of inventory valuation had been a positive effect of ¥64.0 billion in income before special items of the previous fiscal year. This resulted in a net deterioration of ¥204.5 billion compared with the previous fiscal year. Excluding that inventory valuation effect, income before special items actually increased ¥31.5 billion compared with the previous fiscal year, to ¥35.4 billion.

Upstream, although profitability was bolstered by higher crude oil prices, the impact of such factors as the strengthening of the yen led to a ¥3.6 billion fall in income before special items, to ¥9.3 billion.

Midstream, domestic fuel oil sales volume declined year on year owing to two main factors. In the first half of the fiscal year soaring crude oil prices led to aggressive fuel switching, and in the second half of the period the global economic deterioration saw demand for petroleum products retract. Excluding the impact of inventory valuation, income before special items was up ¥47.2 billion year on year, to ¥38.5 billion. This improvement was mainly attributable to the time lag associated with the fall in crude oil prices and an improvement in margins owing to the shift to a new market price-based pricing structure.

Downstream, aromatic products (aromatic type hydrocarbons), such as benzene and paraxylene, and other petrochemicals products saw sales volume decline owing to a falloff in demand for synthetic fibers and resins. Product prices also fell. Loss before special items increased ¥12.1 billion, to ¥12.4 billion. This higher loss was largely attributable to difficulties in passing on cost increases through product prices when naphtha prices rose.

Income (loss) before special items (upstream, midstream and downstream)


(Billions of yen)
100
80
60
40
20
0
–20
13.2
15.1
28.7
24.9
81.9
68.7
64.0
12.9
(0.3)
(8.7)
67.8
3.9
9.3
38.5
(12.4)
(140.5)
35.4
(105.2)
2007
2008
2009
Years ended March 31
Upstream (Petroleum exploration and development)
Midstream (Refining and marketing)
Downstream (Petrochemicals)
Inventory valuation
Income (loss) before special items (accounting)
Income before special items (excluding inventory valuation)

26
Review of Operations Section
Petroleum Upstream Midstream Downstream

Petroleum Exploration and Development


Abu Dhabi Oil Co., Ltd.


Southern Highlands Petroleum Co., Ltd.

Overview

Acquired interests in offshore fields in Malaysia and Australia

The petroleum exploration and development business centers on Japan Energy Development Co., Ltd. In Japan, that company's Nakajo Oil and Gas Field in Niigata Prefecture continues to produce natural gas, crude oil, iodine and other products steadily. Overseas, we join with other companies in the industry for crude oil production projects in the Middle East, Southeast Asia and Oceania, and production operations continued steadily in those regions. In calendar 2008, production by facilities in which we held equity interests was the equivalent of approximately 15,000 barrels of crude oil per day.

As a result of our efforts to identify and secure interests in new exploration and development projects, we acquired an interest in an offshore oilfield in Malaysia in April 2008, and were awarded an offshore exploration block in northwestern Australia in June 2008. Exploration operations commenced for these projects. Japan Energy's interest in an oil production project off the Pearl River Mouth in southern China expired on February 22, 2009.

Basic Strategy

Aiming to maintain and increase production scale

In the immediate term, the fall in crude oil prices is likely to mean an expansion of opportunities to acquire exploration and production interests. We intend to maintain the scale of our production interests, mainly by investing in existing projects and related peripheral projects. We will also implement a range of strategies with the aim of expanding production interests, including through the identification of suitable exploration opportunities and potential asset acquisition targets.


Abu Dhabi Oil
United Petroleum Development
Production
Exploration
Southern Highlands Petroleum
JAPAN ENERGY E&P AUSTRALIA
JAPAN ENERGY E&P MALAYSIA

Principal overseas projects

(As of March 31, 2009)

Project (company) name	Type	Date established	Location	Interest held by project company	Ownership of project company by Japan Energy Group
Southern Highlands Petroleum Co., Ltd.	Production	Oct. 1990	Onshore, Papua New Guinea	23.6%	80.0%
Abu Dhabi Oil Co., Ltd.	Production	Jan. 1968	Offshore, Abu Dhabi	100.0%	31.5%
United Petroleum Development Co., Ltd.	Production	Nov. 1970	Offshore, Abu Dhabi/ Qatar border	97.0%	35.0%
JAPAN ENERGY E&P MALAYSIA CO., LTD.	Exploration	Jan. 2008	Offshore, eastern Malaysia	20.0%	70.4%
JAPAN ENERGY E&P AUSTRALIA PTY LTD.	Exploration	Jul. 2008	Offshore, northwestern Australia	100.0%	100.0%

                                                                             p27
Petroleum
Refining

Overview

Aggressive measures aimed at reducing the environmental burden

Our three refineries, the Mizushima Oil Refinery in Okayama Prefecture, the
Chita Oil Refinery in Aichi Prefecture and the Kashima Oil Refinery in Ibaraki
Prefecture, have aggressively undertaken measures including energy conservation initiatives to reduce the environmental burden. As part of this policy, the
Chita Oil Refinery implemented energy saving measures at its petrochemical production facilities in June 2008.

     Japan Energy has recently been involved in discussions with Idemitsu Kosan
Co., Ltd., regarding the possibility of collaboration between the refineries of both companies in the Chukyo region. Such collaboration is seen as a means of strengthening the competitiveness of each refinery. As a result of these discussions, in April 2009 we reached an agreement with Idemitsu Kosan to conduct barter trades between the two refineries involving materials such as hydrogen and fuels.

[GRAPHIC OMITTED]

Basic Strategy

Building up safe and stable operations

In Japan, demand for petroleum products is undergoing a structural decline as well as a structural shift away from heavy fuel oils toward lighter types of fuel oil. Meanwhile, environmental safety regulations are being progressively strengthened, and we anticipate increasing requests to respond to the issue of climate change. In addition to implementing measures to enhance the cost competitiveness of our oil refineries, in 2008 we conducted a comprehensive review relating to facilities and operation management. Based on this systematic analysis, we will urgently develop and execute an action plan to establish safe and stable operations. In the medium-to-long term, we will continue to pursue energy conservation much harder.

Historical crude distillation unit (topper) utilization rate

[GRAPHIC OMITTED]

                                                                             p28
Petroleum
Marketing

Overview
Promoting efficient marketing systems

In retail sales, we provide products and services that satisfy customers across
Japan through 3,344 JOMO service stations (as of March 31, 2009). Viewing our
JOMO service stations as one-stop centers for automotive products and services, we are advancing a range of initiatives to heighten their cost competitiveness and marketing capabilities.

     To further increase the efficiency of our marketing operations, in July
2008 we merged 13 petroleum product sales subsidiaries and one subsidiary that administered them to establish a new company, JOMO-NET Co., Ltd. In November
2008, we introduced a new wholesale pricing system for petroleum products. Under the new system, which is designed to be fairer and more transparent, prices are reset weekly based on prevailing market prices. Under the previous system, on the other hand, prices were reset monthly based on crude oil costs.

     In LPG operations, we began discussions in February 2008 with Osaka Gas
Co., Ltd., Nissho Petroleum Gas Corporation, Itochu Corporation and Itochu Enex
Co., Ltd. on the possibility of reorganization and merger toward the establishment of a comprehensively competitive operating group potentially covering all LPG operations, from each company's overseas procurement through to retail. As a result of these discussions, a new company, Japan Gas Energy
Corporation, was formed in April 2009 through the capital participation of Japan
Energy, Nissho Petroleum Gas and Itochu Enex. The first step was to integrate each company's operations in the range of LPG operations from procurement through to wholesale.

     In the lubricants business, we worked to strengthen our development and marketing of advanced, environment-friendly lubricant products in the Japanese market. We also strove to expand our lubricants business in the Chinese market.
In July 2008, we began marketing "JOMO Slidus HP," a high-flash-point lubricant specially designed for sliding surfaces. In November 2008, we launched "JOMO Bio
Dritus," an environment-friendly, biodegradable lubricant for rock drills.

Basic Strategy

Promoting a new wholesale pricing system

In retail sales, we are working to promote a new wholesale pricing system that enhances fairness and transparency while improving profitability by increasing the speed at passing on crude oil price increases through product prices. To effectively implement this new pricing system, we have reorganized our sales organizational structure.

Ratio of self-service stations (SS) in Japan
[GRAPHIC OMITTED]

Ratio of Company-owned service stations (SS)
[GRAPHIC OMITTED]

Petroleum | Upstream | Midstream | Downstream
29
Review of Operations Section

Petrochemicals



Petrochemical production facilities (Kashima Oil Refinery) [Ibaraki Prefecture]



Petrochemical production facilities (Chita Oil Refinery) [Aichi Prefecture]

Overview

Adapting to a harsh operating environment

In the area of basic chemical products, we produce and market a range of aromatic products, including paraxylene (PX), cyclohexane and BTX (benzene, toluene and xylene), which are used as basic component materials for synthetic fibers, synthetic resins and other products. Also, we produce normal paraffin, a raw material for surface-active agents, as well as propylene, a material for making polypropylene resins, with an integrated system of production starting from crude oil refining.

In January 2008, we began commercial operations at our new petrochemical production facilities at the Kashima Oil Refinery, significantly bolstering our production capacity for aromatic products. However, in the fiscal year ended March 31, 2009, the petrochemicals business faced an extremely severe business environment. Specifically, margins deteriorated owing to a sharp rise in raw material prices, while demand for synthetic fibers and resins fell steeply.

In specialty chemical products, we reinforced sales of industrial cleaners and environment-friendly solvent products. We also focused efforts on increasing the market penetration of our proprietary brand of latent heat storage materials, *COJOULE*®. These products contribute to the reduction of greenhouse gases.

Basic Strategy

Responding rapidly to market changes

In the petrochemicals business, we aim to fully optimize operations, from raw material procurement through sales, to respond to changes in the crude oil price and product prices. We are also striving to optimize our overall production system by maximizing coordination among the Company Group's three refineries at Mizushima, Chita and Kashima. We will also continue in our efforts to expand sales volumes of such specialty chemical products as industrial cleaners, environment-friendly solvents and latent heat storage materials.

Rankings of paraxylene companies in 2009

Top 5 suppliers worldwide by size

Rank	Company name	Production capacity (Thousands of tons)
1	Exxon Mobil (Japan, Singapore, Thailand, U.S., Europe)	3,150
2	Nippon Oil (Japan)	1,560
3	PTT-AR (Thailand)	1,150
4	Japan Energy Group (Japan)	1,020
5	SK Corp (Korea)	750

Sources: Petrochemical Consultants International and Company data

Paraxylene price in Asia market


($/tons)
($/tons)
2,500
2,000
1,500
1,000
500
1,000
800
600
400
200
04/4
05/4
06/4
07/4
08/4
09/4
Year / Month
Paraxylene price (left)
Naphtha price (left)
Paraxylene spread (right)

30

Metals (Nippon Mining & Metals Group)

Review of Operations Section

The Nippon Mining & Metals Group is an integrated producer engaged in the non-ferrous metals business, principally copper, under a tripolar format encompassing upstream (resource development), midstream (copper smelting and refining) and downstream (electronic materials and recycling and environmental services) operations.

The current general economic slump that began in 2008—triggered by the financial crisis—spread to engulf almost all industries on a global scale. Against this background of tough market conditions, the Nippon Mining & Metals Group is strategically implementing a "Concentration on Core Competencies" strategy to reinforce our earnings.

The economy will eventually recover to the level before the financial crisis, and further economic growth in newly developing countries can be expected. Therefore, we believe that demand for metal products and electronic materials will steadily expand over the medium-to-long term. We are aggressively working to integrate copper resource development and smelting and refining operations, as well as to strengthen our capabilities in recycling and environmental services and electronic materials businesses. We are pursuing worldwide sustainable growth strategies in each business field.



Masanori Okada
President and Chief Executive Officer
Nippon Mining & Metals Co., Ltd.

Fiscal Year Business Results

In the fiscal year ended March 31, 2009, the Metals business recorded a 19.4% year-on-year decrease in net sales, to ¥902.1 billion, and a 74.9% year-on-year decline in income before special items, to ¥28.5 billion. The effect of inventory valuation for the fiscal year under review amounted to a negative effect of ¥18.5 billion, compared with a negative effect of ¥15.2 billion in the previous fiscal year. This deterioration was principally attributable to a drop in the prices for indium, a raw material of sputtering targets for flat panel displays (FPDs), and copper, a raw material for precision rolled products. Excluding the effect of inventory valuation, income before special items was ¥47.0 billion, a decrease of ¥81.6 billion compared with the previous fiscal year.

Upstream, income before special items decreased ¥30.8 billion compared with the previous year, to ¥26.5 billion, mainly due to the drop in copper prices and the strengthening of the yen exchange rate.

Midstream, electrolytic copper sales volume declined due to decreased demand for copper wire and other fabricated copper products. Product prices fell year on year as the yen strengthened, and international markets slowed down in the second half of the fiscal year. Additionally, the treatment and refinig charges on copper concentrate purchases worsened in the fiscal year under review, reflecting that the terms were negotiated when the supply-demand balance was tight. As a result, income before special items, excluding the effect of inventory valuation, decreased ¥28.1 billion, to ¥14.6 billion.

Downstream, in the electronic materials business, owing to a downturn in demand for digital equipment and IT-related products, sales volumes generally decreased. In the recycling and environmental services business, earnings decreased due to a decline in metals prices and collection volumes from the steep downturn in the global economy in the second half of the fiscal year, although rising metals prices contributed to a robust performance in the first half. Consequently, for downstream operations, income before special items, excluding the effect of inventory valuation, decreased ¥22.7 billion, to ¥5.9 billion.

Income before special items
(upstream, midstream and downstream)


(Billions of yen)
150
100
50
0
143.9
134.1
61.4
55.8
26.7
(9.9)
128.6
113.4
57.3
42.6
28.7
(15.2)
47.0
28.5
26.5
14.6
5.9
(18.5)
2007
2008
2009
Years ended March 31
Upstream (Resource development)
Midstream (Copper smelting and refining)
Downstream (Electronic materials and recycling and environmental services)
Inventory valuation
Income before special items (accounting)
Income before special items (excluding inventory valuation)

Metals
Upstream Midstream Downstream
31
Review of Operations Section

Resource Development


Los Pelambres Mine [Chile]


Escondida Mine [Chile]

Overview

Conducting economic evaluations at new copper deposit development projects

We participate in promising overseas resource development projects, principally in Chile, from their initial stages. The Los Pelambres Mine, the Collahuasi Mine and the Escondida Mine in Chile continue to operate steadily.

With the results of a pre-feasibility study showing the economic viability of the Caserones Copper Deposit development project in Chile, in September 2008, Pan Pacific Copper Co., Ltd. (PPC) decided to move the project into the feasibility study stage, which would enable a final decision on full-scale development to be made. PPC plans to produce not only copper concentrate and molybdenum concentrate but also refined copper based on the SX-EW (solvent extraction / electrowinning) process, which will be the first such facility for the Nippon Mining & Metals Group.

PPC is also conducting a pre-feasibility study on the Quechua Copper Deposit development project in Peru.

Basic Strategy

Furthering mine development projects mainly in South America

In addition to investing in and financing promising mining projects to secure the stable procurement of copper concentrate with a significant return on investment, we are pursuing several mine development projects, mainly in South America. As part of these initiatives, we will conduct a feasibility study for commercial production at the Caserones Copper Deposit and the Quechua Copper Deposit. In addition, we are actively engaged in the acquisition of concessions of promising mining projects and exploration activities.

Nippon Mining & Metals mine investments

Mine	Location	Investment ratio	2008 copper concentrate sales volume (copper volume)
Escondida Mine	Chile	2.0%	991 thousand tons
Los Pelambres Mine	Chile	15.0%	353 thousand tons
Collahuasi Mine	Chile	3.6%	412 thousand tons

Outline of the Caserones Copper Deposit and Quechua Copper Deposit development projects

Mine	Location	Investment ratio	Estimated annual production volume*	Production period
Caserones Copper Deposit	Chile	PPC 100%	Copper concentrate (copper volume): Approximately 130 thousand tons Refined copper (SX-EW process): Approximately 20 thousand tons Molybdenum concentrate: Approximately 3 thousand tons	2012–2037
Quechua Copper Deposit	Peru	PPC 100%	Copper concentrate (copper volume): Approximately 60 thousand tons	2012–2028

* These figures are estimates for annual production volume if the decision is made to proceed with development, based on feasibility studies.

32
Review of Operations Section

Metals | Upstream | Midstream | Downstream

Copper Smelting and Refining


Saganoseki Smelter & Refinery (Nikko Smelting & Refining Co., Ltd.) [Oita Prefecture]


LS-Nikko Copper Inc. [South Korea]

Overview

Continuing operations steadily at production bases

Copper smelting and refining operations are being steadily conducted at the Saganoseki Smelter & Refinery in Oita Prefecture of Nikko Smelting & Refining Co., Ltd. and the Tamano Smelter in Okayama Prefecture of Hibi Kyodo Smelting Co., Ltd., which are both under the umbrella of PPC, and LS-Nikko Copper Inc., of South Korea.

Thanks to robust demand within China, Changzhou Jinyuan Copper Co., Ltd., of China, our subsidiary located in Jiangsu Province that is engaged in the production of copper wire and rods, continues to operate steadily. The recent sharp rise in demand for high-quality copper rods caused by China's rapid economic growth has required Changzhou Jinyuan Copper to expand its production capacity to 300,000 tons per year by building a state-of-the-art facility by 2010.

Basic Strategy

Bolstering competitiveness of smelting and refining businesses, and developing new hydro-metallurgical processes

The treatment and refining charges for copper smelters and refineries were increased as a result of negotiations conducted at the end of 2008. However, in view of the expected tightness in supply and demand conditions for copper concentrate, ongoing tough conditions for purchasing copper concentrate can be foreseen. We will try to further increase the treatment and refining charges for copper smelters and refineries through negotiations with mines.

We have established the world's leading copper producer alliance—in terms of both production volume and quality—with LS-Nikko Copper. We are further enhancing competitiveness of each smelter and refinery as an international integrated producer under PPC's management.

On the other hand, we are also conducting a demonstration test for the early commercial application of a new hydro-metallurgical process. In addition, we are going ahead with a development project using biomining technology utilizing microorganisms, in collaboration with Corporacion Nacional del Cobre de Chile (Codelco), the Chilean state-owned copper mining company.

2nd in the world (1st in Asia) copper cathode production capacity


Pan Pacific Copper Co., Ltd. (PPC)
610,000 tons (Japan)
450,000 tons
Saganoseki Smelter & Refinery, Hitachi Works
160,000 tons *1
Tamano Smelter
66.0%
34.0%
Nippon Mining & Metals
39.9%
LS-Nikko Copper Inc.
560,000 tons (Korea)
560,000 tons
5.0%
Mitusi Mining & Smelting Co., Ltd.

*1. Corresponding volume in capital participation by PPC
*2. % means percentage of capital participation including both direct and indirect

Ranking of world's leading producers of refined copper

(Thousands of tons)

Company	Production volume in 2008
1. Codelco	1,714
2. PPC/LS-Nikko Copper	1,116 *
3. Freeport	1,096
4. Norddeutsche Affinerie	1,055
5. Xstrata	845

Source: Brook Hunt estimations (* Total for PPC and LS-Nikko Copper published data)

Metals
Upstream Midstream Downstream
33
Review of Operations Section

Recycling and Environmental Services



Clean Z furnace (Nikko Environmental Services Co., Ltd.) [Ibaraki Prefecture]



Gasification melting furnace (Nikko Mikkaichi Recycle Co., Ltd.) [Toyama Prefecture]

Overview

Commencing operations at the HMC Works

We are active in the recycling business, where copper, precious metals and other valuable metals are recovered from recycled materials, and the environmental services business, where industrial waste materials are detoxified and valuable metals are recovered, based on the technologies and practical experience cultivated over many years in the operation of mines and smelting and refining facilities.

Nikko Environmental Services Co., Ltd., along with three other recycling-related subsidiaries, is steadily carrying out pre-processing of recycled materials and processing of industrial waste materials.

In March 2009, construction of the Hitachi Metal Recycling Complex (HMC) Works in Ibaraki Prefecture was completed and operations commenced successively. The HMC Works efficiently processes recycled materials, mainly collected from the Tokyo metropolitan area, to recover rare and precious metals, including platinum-group metals (PGM).

Basic Strategy

Reinforcing capabilities in the procurement of raw materials for our recycling business to pursue high-value-added business models

In order to strengthen and expand the foundations of the recycling and environmental services business, we are moving forward with high-value-added business models. In addition to steadily recovering rare and precious metals at the HMC Works as we originally planned, we are also increasing the collection volume of precious metal-bearing scrap materials. As part of this plan, we are currently preparing for the startup of the Chiongpin Recycling Center, a recycling collection facility in Taiwan.

Domestic network of the recycling and environmental services business


Tomakomai Chemical Co., Ltd. (Hokkaido)
Nikko Mikkaichi Recycle Co., Ltd. (Toyama Prefecture)
Nikko Tsuruga Recycle Co., Ltd. (Fukui Prefecture)
Nikko Shoji Co., Ltd. / Amagasaki Center (Hyogo Prefecture)
Nikko Shoji Co., Ltd. / Kyushu Branch Office (Fukuoka Prefecture)
Nikko Smelting & Refining Co., Ltd. / Saganoseki Smelter & Refinery (Oita Prefecture)
Operation plants
Bases for marketing and raw material collection
Nippon Minining & Metals / HMC Works (Ibaraki Prefecture)
Nikko Environmental Services Co., Ltd. (Ibaraki Prefecture)
Nippon Mining & Metals / Head Office (Tokyo)
Nikko Shoji Co., Ltd. / Head Office, Tokyo Recycle Techno Center (Tokyo)
Maruwn Corporation / Higashi-ogijima Logistic Center (Kanagawa Prefecture)
Nikko Shoji Co., Ltd / Osaka Regional Office (Osaka Prefecture)

34
Review of Operations Section

Metals | Upstream | Midstream | Downstream

Electronic Materials



Sputtering targets for LSIs



Treated rolled copper foil

Overview

Keeping optimum operations by smoothly adjusting to market demand

Utilizing our unique technological expertise, including high-purification, high-density sintering, surface treatment and precision-rolling and precision-processing technologies, we supply high-quality electronic materials, and believe that we can maintain a strong presence in the world market.

Also, our four key facilities—the Shirogane Works in Ibaraki Prefecture, which produces copper foil, the Isohara Works in Ibaraki Prefecture, which mainly produces thin-film materials, the Kurami Works in Kanagawa Prefecture, which produces precision-rolled materials, and the Hitachi Plant of Nikko Fuji Electronics Co., Ltd. in Ibaraki Prefecture, which conducts precision fabrication operations—are proactively keeping optimum operations by smoothly adjusting to market demand.

Meanwhile, sluggish demand of MAQUINAS®, a dual-layer CCL material used for film substrates for semiconductor packages (chip-on-film), had been ongoing, and we reached the conclusion that a clear sign of demand recovery could not be seen for some period of time. Consequently, we decided to discontinue development and production of MAQUINAS®.

Basic Strategy

Commercializing newly developed products

We are working to establish an efficient operational structure to enable us to quickly respond to demand trends, reduce production costs and implement a market-oriented approach to win new customers.

We are also developing commercial-scale production facilities for cathode materials used in automotive lithium-ion batteries and for the Under Bump Metallurgy (UBM) formation service to form electrode junction pads on semiconductor wafers using electroless plating.

Main products of the electronic materials business

Main products	Global market share		First uses	End uses					
				PCs	Mobile Phones	FPDs*1	Digital Appliances, AV	Communications Infrastructure	Automobiles
Treated rolled copper foil	No.1	75%	Flexible printed circuit boards	○	◉*3		◉		
Electro-deposited copper foil	No.3	12%	Rigid printed circuit boards	◉	○		◉		○
Sputtering targets for LSIs	No.1	60%	CPUs, memory chips, etc.	◉	○	○	◉	○	○
Sputtering targets for FPDs*1	No.1	45%	Transparent electrodes	◉	○	◉	○		
Sputtering targets for magnetic recording media	No.2	30%	HDD (Hard disk drives), etc.	◉	○				
Phosphor bronze	No.1	17%*2	Connectors	◉	○		○		○
Corson alloys (C7025)	No.1	50%	Lead frames, connectors	◉	○		○		○
Titanium copper alloys	No.1	60%	High-class connectors, etc.	○	◉	○	○		

*1. Flat-panel displays *2. Share in Asia *3. ◉ Indicates primary end uses

35
Review of Operations Section

Other Operations (Independent Operating and Functional Support Companies)

In addition to companies whose core business relates to either petroleum or metals, the Company Group also includes independent operating companies engaged in such businesses as titanium production, electric wire and cable manufacture and land transport. Functional support companies provide services to meet the common administrative needs of companies throughout the Company Group.

Nippon Mining Holdings Inc. supports the management strategy of each Group company. In the fiscal year ended March 31, 2009, sales generated by Other Operations increased 10.7% compared with the previous fiscal year, to ¥84.7 billion, while income before special items decreased 14.1%, to ¥9.7 billion.

Each independent operating company, such as Nichiyo Engineering Corporation (engineering business), works to expand its business base and enhance profitability.

Toho Titanium Co., Ltd. (titanium business; listed on the first section of the Tokyo Stock Exchange) is an integrated titanium manufacturer with an extensive product lineup, including titanium metals, catalysts and electronic materials. In June 2008, the status of Toho Titanium changed from an equity-method affiliate to a consolidated subsidiary of Nippon Mining Holdings. This change is aimed at further enhancing corporate value through the realization of additional synergies between the two companies.

Nippon Mining Holdings, Chisso Corporation and Toho Titanium jointly worked to validate a proprietary technology for the manufacture of polysilicon for photovoltaic power generation. Based on the results, an operating company, Japan Solar Silicon Co., Ltd., was established in June 2008, and work commenced on the construction of a plant for commercial mass production. In April 2009, the polysilicon for photovoltaic power generation business was transferred from Other Operations to the Metals business.

Tatsuta Electric Wire & Cable Co., Ltd. (wire and cable business; listed on the first section of the Tokyo Stock Exchange and first section of the Osaka Securities Exchange) is an integrated electric wire manufacturer that is also active in the optical and electronic components markets.

Maruwn Corporation (land transportation business; listed on the first section of the Tokyo Stock Exchange) is a comprehensive logistics company that focuses on providing safe logistics and transportation operations while striving to enhance its transportation services.

In April 2008, the Company Group transferred 60% of the issued and outstanding shares of Central Computer Services Co., Ltd. (information service business) to NTT DATA Corporation. The company's name was subsequently changed to NTT DATA CCS Corporation, and its status changed from a consolidated subsidiary to an equity-method affiliate of Nippon Mining Holdings.

The common administrative tasks of the Company Group, such as financing, administrative services, environmental management, research and consulting, materials procurement and IT planning and management, are efficiently conducted by a range of functional support companies, such as Nippon Mining Finance Co., Ltd.

Principal support companies

Company name	Main function
Nippon Mining Finance Co., Ltd.	Financing
Nippon Mining Business Support Co., Ltd.	Administrative services
Nippon Mining Ecomanagement, Inc.	Environmental management
Nippon Mining Research & Technology Co., Ltd.	Research and consulting
Nippon Mining Procurement Inc.	Materials procurement
Nippon Mining IT Co., Ltd.	IT planning and management

Income before special items


(Billions of yen)
15
10
5
9.7
07
08
09
Years ended March 31

                                                                            p36
Corporate Section

37 Directors, Auditors and Senior Officers
38 Corporate Governance and Internal Controls
42 Corporate Data / Organization Charts
44 Global Network
46 Corporate Social Responsibility

                                                                            p37
Directors, Auditors and Senior Officers              Corporate Auditors
(As of June 25, 2009)
                                                     [GRAPHIC OMITTED]
Directors                                            Koichi Seno
                                                     Full-time Corporate Auditor
[GRAPHIC OMITTED]
Yasuyuki Shimizu                                     [GRAPHIC OMITTED]
Chairman and Representative Director                 Isao Yamanashi
                                                     Full-time Corporate Auditor
[GRAPHIC OMITTED]
Mitsunori Takahagi                                   [GRAPHIC OMITTED]
President and Representative                         Hiroyasu Watanabe
Director                                             Outside Corporate Auditor
Chief Executive Officer
                                                     [GRAPHIC OMITTED]
[GRAPHIC OMITTED]                                    Toshinori Kanemoto
Fumio Ito                                            Outside Corporate Auditor
Managing Director
In charge of audit, Auditing Group                   [GRAPHIC OMITTED]
In charge of legal affairs, General                  Mitsudo urano
Administration Group                                 Outside Corporate Auditor
In charge of Internal Control
Promotion Department
                                                     Senior Officers
[GRAPHIC OMITTED]
Kiyonobu Sugiuchi                                    [GRAPHIC OMITTED]
Managing Director                                    Senior Officer
In charge of finance, Finance Group                  In Charge of legal affairs,
In charge of management and IR,                      General Administration Group
Planning & Management Group                          In Charge of Interal Control
In charge of Internal Control                        promotion Department (Corporate
Promotion Department                                 Officer, japan Energy Corporation)

[GRAPHIC OMITTED]
Kazuo Kagami                                         [GRAPHIC OMITTED]
Director                                             Takashi Setogawa
In charge of general affairs,                        Senior Officer
General Administration Group                         In Charge of IR,
Secretary-General                                    Planning & Management Group
Nippon Mining Management College
                                                     [GRAPHIC OMITTED]
[GRAPHIC OMITTED]                                    Senior Officer
Tomoyuki Urabe                                       In Charge of general affairs,
Director                                             general Administration Group
In charge of Planning,
Affiliated Companies and IT,
Planning & Management Group

[GRAPHIC OMITTED]
Isao Matsushita
Director
(President and Chief Executive Officer,
Japan Energy Corporation)

[GRAPHIC OMITTED]
Masanori Okada
Director (President and Chief Executive Officer,
Nippon Mining & Metals Co., Ltd.)

[GRAPHIC OMITTED]
Etsuhiko Shoyama
Outside Director

[GRAPHIC OMITTED]
Juichi Takamura
Outside Director

Corporate Governance and Internal Controls

38

Corporate Section

1 Basic Policy

To enhance corporate value based on efficient management throughout the Nippon Mining Holdings Group (the "Company Group"), and ensure the optimal allocation of management resources, the Company Group is managed by Nippon Mining Holdings (the "Company"), as a pure holding company, based on basic agreements with its core operating companies, while respecting the operating autonomy of each Group company. The Company's basic policy with regard to corporate governance is to maintain effective control over Group operations and ensure management transparency essentially by keeping operations separate from Group management through the holding company system.

In line with this basic policy, the Company respects all stakeholders—shareholders, employees, business partners and local communities—through appropriate and efficient management based on robust management structures and internal control systems. By ensuring harmonious relationships with stakeholders, the Company Group continues to increase corporate value and maintain sound corporate management.

2 Corporate Governance System and Activities

(1) Organizational structure of the Company and method of executing business operations

The Company Group's corporate governance system is as shown in the chart on page 39 of this report. The Company has adopted a holding company structure. All important management decisions on behalf of Group companies are made by such bodies as the Board of Directors and the Executive Committee of the Company in order to maximize the benefits for the Company Group as a whole. The Board of Directors and the Executive Committee met 14 and 27 times, respectively, during the fiscal year ended March 31, 2009. The chairman of the Company chairs the Board of Directors.

A majority of the directors are full-time directors of the Company as a rule and manage and supervise Group operations, independent of each business operation. At the same time, some of the Company's corporate auditors also serve as corporate auditors of core business companies in order to secure the effectiveness of auditing in the Company Group as a whole. Each president responsible for operations of each core business company reports to the Board of Directors and the Executive Committee on operating performance in each core business.

To strengthen the supervision of the performance of duties by directors, and encourage greater transparency and objectivity in the decision making of the Board of Directors, the Company appoints two outside directors. Like full-time directors, the outside directors attend all meetings of the Board of Directors whenever possible, and are tasked with monitoring executive decision-making and performance of duties by directors.

We have not appointed full-time support staff for the outside directors, but instead support the outside directors by immediately reporting information required to them through the Secretariat, General Administration & Public Relations Group. Since the post of outside director is not full time, the outside directors may not have sufficient time to gather information. In light of this, information regarding meetings of the Board of Directors is distributed to the outside directors in advance, and prior briefings are organized for the outside directors when they deem such a measure necessary.

(2) Audit system

Three of five corporate auditors are outside corporate auditors. The corporate auditors form the Board of Auditors. They monitor the conduct of operations by directors through attending meetings of the Board of Directors and other activities. The corporate auditors also work in close cooperation with the Independent Auditors (audit firm), the Company's Audit Division (Internal auditing) and corporate auditors at subsidiaries. They use the audits conducted by the Independent Auditors to enable them to conduct their own audits efficiently. Specifically, the corporate auditors and Independent Auditors hold meetings to exchange information as required. In addition, regular liaison meetings are convened five times a year (two of such meetings also include the Audit Division), and they report and exchange their views on the audit system, audit plans, and progress and results of audits. The corporate auditors and the Audit Division hold two regular reporting meetings a year to exchange opinions regarding the results of audits, in addition to sharing information from the Independent Auditors at the aforementioned liaison meetings.

Principal activities of outside directors and outside corporate auditors

Fiscal year ended March 31, 2009

Classification	Name	Number of meetings of the Board of Directors and the Board of Auditors attended
Outside directors	Etsuhiko Shoyama	Attended 12 of the 14 meetings of the Board of Directors during the period
	Juichi Takamura	Since appointment in June 2008, attended all 11 meetings of the Board of Directors held during the remainder of the period
Outside corporate auditors	Hiroyasu Watanabe	Attended all 14 meetings of the Board of Directors and all 13 meetings of the Board of Auditors during the period
	Toshinori Kanemoto	Since appointment in June 2008, attended all 11 meetings of the Board of Directors and all 10 meetings of the Board of Auditors held during the remainder of the period
	Mitsudo Urano	Since appointment in June 2008, attended 10 of the 11 meetings of the Board of Directors and all 10 meetings of the Board of Auditors held during the remainder of the period

39
Corporate Section

Full-time staff are appointed to the Corporate Audit Office to support the corporate auditors, including the outside corporate auditors.

As outside corporate auditors perform the auditing activities based on the division of operations outlined in the Audit Plan, the same level of support is provided to all of the corporate auditors.

Outside corporate auditors are part time and are therefore unable to spend a large amount of time on auditing and information gathering. Therefore, the results of each individual audit are reported and discussed during regular meetings of the Board of Auditors as well as other liaison meetings where auditing information is shared.

The Company's internal audit unit is the Audit Division, which is staffed principally by full-time personnel. Based on the Audit Plan, the Audit Division conducts a program of audits each year covering the main Group companies and their business premises. The results are then reported to the representative directors and feedback on all items highlighted is provided to the senior management of concerned sections and companies.

This corporate governance system including outside directors and outside corporate auditors ensures the Company and Group companies possess adequate monitoring capabilities.


Group Management
Nippon Mining Holdings
General Meeting of Shareholders
Independent Auditors (Audit firm)
Auditing
Board of Directors
Majority of directors, full time
Two outside directors
Auditing
Corporate Auditors/
Board of Auditors
(Three of five auditors, outside)
Corporate Audit Office
Supervision
Chairman of the Board of Directors
Executive Committee
President and
Representative Director,
Chief Executive Officer
Strategic Council
IR Council
Council of Human Resources
Development
IT Council
Compliance Committee
CSR Committee
Audit Division (Internal auditing)
Corporate staff
Internal Control Promotion Office
Management
(Basic Group management agreements)
Group Management Council
Group Internal Control Committee
Group Compliance Meeting
Business operations
Core business companies
Japan Energy
President and
Representative
Director
Executive
Committee
Auditing
Corporate Auditors
Independent Auditors
(Audit firm)
Nippon Mining & Metals
President and
Representative
Director
Executive
Committee
Auditing
Corporate Auditors
Independent Auditors
(Audit firm)

40
Corporate Section

(3) Compensation for directors and corporate auditors

The Company's compensation for directors comprises three elements—fixed-amount compensation, bonuses based on business results and stock-option-based compensation. The maximum amount available for compensation is determined by a resolution of the General Meeting of Shareholders. The fixed-amount compensation is subject to fair consideration and deliberation by the Board of Directors based on the performance and ability of each director after taking into account the general level. Separate from the fixed-amount compensation, the Company has adopted a system of business results-based bonuses linked to results each fiscal year. Directors' retirement benefits have been abolished since the 3rd Annual General Meeting of Shareholders, and subsequently a partial corresponding amount is now granted in the form of equity warrants as stock-option-based compensation.

In this way, the Company's fundamental policy is to make directors' compensation more responsive to—and reflective of—such factors as its share price and business results than was previously the case.

In the fiscal year ended March 31, 2009, in light of deteriorating operating results, the fixed-amount compensation paid to directors was reduced from January 2009 onward, and bonuses based on business results have been suspended.

Director and Corporate Auditors Compensation
Fiscal year ended March 31, 2009

Directors	10 persons	¥ 278 million
Corporate Auditors	6 persons	85 million
Total	16 persons	¥ 363 million

(4) Independent Auditors

No significant conflict of interest exists between the Company and independent auditors Ernst & Young ShinNihon LLC and their executive-level employees working on our audit operations. The Independent Auditors has also voluntarily taken steps to ensure executive-level employees are not involved in the audit operations of the Company over a given period.

The Company and the Independent Auditors have entered into an audit agreement pursuant to the audit requirements stipulated in the Corporation Law of Japan and the Financial Instruments and Exchange Law of Japan. The Company pays fees to the Independent Auditors in accordance with this audit agreement.

Audit Fees
Total amount for the Company and its consolidated subsidiaries
Fiscal year ended March 31, 2009

Fees for audit certification operations	¥ 379 million
Fees for non-auditing operations	95 million
Total	¥ 474 million

3 Accountability

The Company makes every effort to ensure prompt, appropriate disclosure to its shareholders and investors and to maintain a high level of management transparency. In addition to compliance with legal requirements, we proactively provide information regarding management policy and business operations to enhance understanding of the Company Group's business activities. Senior management take the initiative in fulfilling their duty to be accountable to shareholders and investors through briefings to explain the details of medium-term management plans and business results, and use these opportunities to speak directly to shareholders and investors. The Company also aims to communicate its activities through its website in a fair and easily understood manner.

For individual investors, we held shareholder meetings in February 2009 in Tokyo, Osaka and Nagoya, where the president outlined the Company Group's business situation. We also hold briefings for individual investors regularly in major cities throughout Japan. At these briefings, the CFO or senior officer in charge of investor relations provide an overview of the Company Group's situation. We hold quarterly results meetings for analysts and institutional investors, as well as meetings on the medium-term management plan. For overseas investors, we organize road shows and briefings and participate in overseas conferences. At such meetings, we provide information on the medium-term management plan, including reporting on the progress of these plans.

Our website carries management policy (summary of presentation by the president on the medium-term management plan, etc.), financial data, press releases, various investor relations materials (financial results and supplementary explanation, quarterly reports, regulatory securities filings, shareholders' newsletters, annual reports, etc.) and stock information (notice of the General Meeting of Shareholders, Articles of Incorporation, Share Handling Rules, etc.). The videos of the presentations at shareholder meetings and the meetings for analysts and institutional investors, as well as the materials used at those meetings, are accessible through the website.

At the 11th NIKKEI Annual Report Awards organized by the *Nihon Keizai Shimbun*, our *Annual Report 2008* received an award.

Furthermore, we are promoting measures to share information with Company Group employees through Group Management Council meetings, internal newsletters, etc.

                                                                            p41

4 Basic Philosophy and Approach Regarding the Internal Control System

(1) Basic approach

Under the supervision of the Internal Control Promotion Office, the Company reinforces and promotes its internal control system and internal control-related measures. The Group Internal Control
Committee discusses and deliberates on policies in such areas as planning, documentation and evaluation of internal control on a Company Group-wide basis.

(2) Progress

o    Basic approach to building an internal control system

With regard to the development of its internal control system, the Company formulated an overall system to ensure that Company operations are carried out correctly in accordance with Article 362,
Paragraph 4-6 of the Corporation Law and Article 100 of the Corporation Law Enforcement Regulations
at a meeting of the Board of Directors held on May 10, 2006. This system is subject to ongoing review and any necessary amendments to ensure that Company operations remain in accordance with the enactment, revision or abolition of relevant laws and regulations as well as reflecting changes in social conditions.

o    Compliance

Each year in October we hold the Nippon Mining Holdings Group Compliance Meeting jointly with core business companies and other major Group companies, with the aim to facilitate a unified level of compliance awareness across the entire Company Group. In April and October each year, the Nippon
Mining Holdings Group Compliance Committee monitors and assesses adherence to the Group Compliance
Basic Regulations. In addition, we are implementing efforts to further expand and strengthen our compliance commitment, including through such measures as the establishment and operation of a whistleblower system at the Company and its core business companies.

o    Risk management

Under the holding company system, each Group company implements risk management measures tailored to the characteristics of its own business activities. Overall responsibility for risk management rests with the Company, as part of its Group management activities.

5 Other Matters

(1) Defensive measures against takeover attempts

Under the holding company system, the Company Group has designated the Petroleum business operated by Japan Energy and the Metals business operated by Nippon Mining & Metals as the two core businesses of the Company Group.

We aim to enhance corporate value through efficient group management and optimal deployment of resources, which will enable us to consolidate our position in each of our business areas, in terms of competitiveness and earnings potential. In view of this, we are not opposed in principle to the idea of takeover by another company through stock purchase if this creates new value and serves the common interests of all shareholders.

     However, any party attempting a buyout that, in its aims or methods, erodes corporate value or significantly conflicts with the common interests of all shareholders, would not be an appropriate agent in which to vest decision-making powers affecting our finances and business policies. Based on such recognition, the Company will carefully monitor the situation pertaining to the makeup of its capital, including any changes in major shareholders. We are also taking steps to prepare for any possible crisis by establishing the necessary internal systems to deal with such situations. In the case that a takeover attempt was launched by a party deemed inappropriate, we would undertake such measures as we deem appropriate within the scope permitted by the laws of Japan and our Articles of
Incorporation.

(2) Other corporate governance-related matters

To maintain effective control over Group operations and ensure management transparency by keeping operations separate from Group management, the Company has implemented the following measures in addition to those outlined above. The Nippon Mining Holdings Group Management Council is held in
April and October every year, where the Company makes an effort to build a shared commitment within the Company Group to fully accomplishing the Company Group's medium-term management plan. The
Company has also approved budgets and business plans for core business companies' business activities and is monitoring their progress.

     Based on wide-ranging liberalization measures covering the organizational configuration of companies under the Corporation Law of Japan enforced as from May 2006, the boards of directors, boards of auditors and executive committees of each core business company were abolished by resolutions of the annual general shareholders' meetings of each of these companies, which were held in June 2006, and renewed executive committees were set up in their place. This measure aims to speed up decision making and simplify executive hierarchies, as part of our efforts to further streamline the operation of our businesses.

42
Corporate Section

Corporate Data / Organization Charts

Nippon Mining Holdings / Corporate Profile

(As of July 1, 2009)

Corporate Name	Nippon Mining Holdings, Inc.
Representative	Mitsunori Takahagi, President and Chief Executive Officer
Number of Employees	10,729 (consolidated, as of March 31, 2009)
Head Office	2-10-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan
Founded	September 27, 2002
Capital	¥73.9 billion
Date for the Settlement of Accounts	March 31

Japan Energy / Corporate Profile

JOMO

Corporate Name	Japan Energy Corporation
Representative	Isao Matsushita, President and Chief Executive Officer
Number of Employees	4,277 (Japan Energy Group, as of March 31, 2009)
Capital	¥48.0 billion (100% subsidiary of Nippon Mining Holdings)
Head Office	2-10-1, Toranomon, Minato-ku, Tokyo 105-8407, Japan
Principal Business	Petroleum exploration and development, petroleum refining and marketing, petrochemicals

Organization of Japan Energy

(As of July 1, 2009)


President and Chief Executive Officer
Executive Committee
Corporate Principles Committee
Strategic Planning Committee
Monthly Performance Review Committee
Branding Strategy Committee
Statutory Auditors
Auditors Affairs Office
Auditors Committee
Corporate Social Responsibility Dept.
Environment & Safety Dept.
Business Development Dept.
Bio Research Center
Corporate Planning Dept.
Beijing Office
Finance & Control Dept.
Information Systems Dept.
Auditing Dept.
General Administration & Human Resources Dept.
Toda Administration Office
Credit Dept.
Legal Dept.
Exploration & Production Dept.
Supply Coordination Dept.
Distribution Center
Logistics Dept.
Kawasaki LP Gas Terminal
Crude Oil & Products Acquisition Dept.
Petroleum Refining Research & Technology Center
Petroleum Refining Dept.
Funakawa Works
Petroleum Refining Engineering Center
Mizushima Oil Refinery
Chita Oil Refinery
Customer Satisfaction Promotion
JOMO Net Promotion Office
Marketing Planning Dept.
Commercial Sales Dept.
Service Station Development Dept.
Retail Marketing Support Dept.
Industrial Energy Dept.
Lubricants Dept.
Hokkaido Branch Office
Tohoku Branch Office
Kitakanto Branch Office
Tokyo Branch Office
Minamikanto Branch Office
Chubu Branch Office
Kinki Branch Office
Chushikoku Branch Office
Kyushu Branch Office
Overseas Business Section
Lubricants Order Center
Lubricants Research & Development Center
Sodegaura Lubricants Plant
Mizushima Oil Refinery
Petrochemicals Dept.
LP Gas Dept.

43
Corporate Section

Organization of Nippon Mining Holdings (As of June 25, 2009)

- Board of Directors
  - Chairman of the Board of Directors
- Board of Auditors
  - Corporate Auditors
    - Corporate Audit Office
- President and Chief Executive Officer
  - Executive Committee
    - (Advisory Bodies)
      - Strategic Council
      - IR Council
      - Council of Human Resources Development
      - IT Council
      - Compliance Committee
      - CSR Committee
  - Finance Group
  - Corporate Planning & Control Group
  - Auditing Group
    - Audit Division
  - General Administration
  - Nippon Mining Management College
    - Administration Office
  - Internal Control Promotion Department

Nippon Mining & Metals / Corporate Profile

NIPPON MINING & METALS

Corporate Name	Nippon Mining & Metals Co., Ltd.
Representative	Masanori Okada, President and Chief Executive Officer
Number of Employees	4,975 (Nippon Mining & Metals Group, as of March 31, 2009)
Capital	¥24.5 billion (100% subsidiary of Nippon Mining Holdings)
Head Office	2-10-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan
Principal Business	Resource development, copper smelting and refining, electronic materials, recycling and environmental services

Organization of Nippon Mining & Metals

(As of July 1, 2009)

- President and Chief Executive Officer
  - Executive Committee
  - CSR Committee / Technology Development Committee
  - Planning & Coordination Dept.
  - Administration Dept.
    - Secretariat
  - CSR Dept.
  - Environment & Safety Dept.
  - Internal Auditing Office
  - Technological Development Group
    - Planning & Coordination Dept.
    - Technology Development Center
      - Kurami Branch
      - Shirogane Branch
      - Isohara Branch
      - Toda Branch
  - Metals Group
    - Planning & Coordination Dept.
    - Copper Division
      - Planning & Coordination Dept.
      - Resources Development Dept.
        - Chile Office
        - Australia Office
      - Saganoseki Smelter & Refinery
    - Metals Recycling & Eco Business Division
      - Planning & Coordination Dept.
      - Marketing Dept.
      - Technology Dept.
      - HMC Works
  - Electronic Materials Group
    - Planning & Coordination Dept.
    - Technology Dept.
    - Copper Foil Division
      - Electro-Deposited Copper Foil Dept.
      - Treated Rolled Copper Foil Dept.
      - Shirogane Works
    - Thin Film Materials Division
      - Semiconductor Dept.
      - Compound Semiconductor Dept.
      - FPD Dept.
      - Surface Treatment Dept.
      - Isohara Works
      - Toda Works
    - Metal Manufacturing Division
      - Precision Rolled Products Dept.
      - Precision Fabricated Products Dept.
      - Kurami Works
  - Hitachi Area Coordination Center
- Statutory Auditors
  - Auditors Affairs Office
  - Auditors Committee

                                                                            p44

Global Network
(As of July 31, 2009)

[GRAPHIC OMITTED]

Petroleum (Japan Energy Group)

1 Mizushima Oil Refinery, Japan Energy        5 Kawasaki LP-Gas Terminal, Japan Energy
2 Chita Oil Refinery, Japan Energy            6 Kashima Oil Refinery, Kashima Oil Co., Ltd.
3 Funakawa Works, Japan Energy                7 Kashima Plant, Kashima Aromatics
4 Sodegaura Lubricants Plant, Japan Energy        Co., Ltd.
    Development Co., Ltd.                     8 Nakajo Oil and Gas Field, Japan Energy

Metals (Nippon Mining & Metals Group)

Metals                                        Recycling and Environmental Services

1 Hitachi Works, Nikko Smelting & Refining    1 HMC Works, Nippon Mining & Metals
   Co., Ltd.                                  2 Nikko Environmental Services Co., Ltd.
2 Saganoseki Smelter & Refinery, Nikko        3 Tomakomai Chemical Co., Ltd.
   Smelting & Refining Co., Ltd.              4 Nikko Mikkaichi Recycle Co., Ltd.
3 Tamano Smelter, Hibi Kyodo Smelting         5 Nikko Tsuruga Recycle Co., Ltd.
   Co., Ltd.
4 Kasuga Mines Co., Ltd.
5 Japan Copper Casting Co., Ltd.
6 Kurobe Nikko Galva Co., Ltd.

Electronic Materials

1  Isohara Works, Nippon Mining & Metals
2  Shirogane Works, Nippon Mining & Metals
3  Toda Works, Nippon Mining & Metals
4  Takatsuki Plant, Nikko Shoji Co., Ltd.
5  Ichinoseki Foil Manufacturing Co., Ltd.
6  Kurami Works, Nippon Mining & Metals
7  Kurami Works, Kawasaki Plant,
   Nippon Mining & Metals
8  Isohara Plant, Nikko Fuji Electronics Co., Ltd.
9  Hitachi Plant, Nikko Fuji Electronics Co., Ltd.
10 Kurami Office, Nikko Coil Center Co., Ltd.
11 Kawasaki Plant, Nikko Coil Center Co., Ltd.

Other Operations (Independent Operating and Functional Support Companies)

1 Osaka Plant, Tatsuta Electric Wire and
   Cable Co., Ltd.

2 Kyoto Plant, Tatsuta Electric Wire and
   Cable Co., Ltd.
3 Chigasaki Plant, Toho Titanium Co., Ltd.

4 Hitachi Plant, Toho Titanium Co., Ltd.
5 Yahata Plant, Toho Titanium Co., Ltd.

45
Corporate Section

Overseas



Petroleum (Japan Energy Group)

1. Japan Energy (U.K.) Ltd.
2. Abu Dhabi Oil Co., Ltd.
3. United Petroleum Development Co., Ltd.
4. Japan Energy Corporation Beijing Office
5. Shanxi Japan Energy Lubricants Co., Ltd.
6. Japan Energy (Shanghai) Trading Co., Ltd.
7. Japan Energy (Singapore) Pte. Ltd.
8. Southern Highlands Petroleum Co., Ltd.
9. Japan Energy Oceania Pty., Ltd.
10. Irvine Scientific Sales Co., Ltd.

Metals (Nippon Mining & Metals Group)

Metals

1. Changzhou Jinyuan Copper Co., Ltd.
2. Nikko Metals Trading & Services (Shanghai) Co., Ltd.
3. Pan Pacific Copper (Shanghai) Co., Ltd.
4. LS-Nikko Copper Inc.
5. Nippon Mining & Metals Co., Ltd. Australia Office
6. Collahuasi Mine
7. Escondida Mine
8. Los Pelambres Mine
9. Nippon Mining & Metals Co., Ltd. Chile Office
10. Pan Pacific Copper Co., Ltd. Chile Office

Electronic Materials

1. Nikko Metals USA, Inc.
2. Gould Electronics GmbH
3. Nikko Metals Philippines, Inc.
4. Nikko Metals Hong Kong Ltd.
5. Nikko Metals Singapore Pte. Ltd.
6. Nikko Metals Korea Co., Ltd.
7. Nikko Metals Suzhou Co., Ltd.
8. Nikko Metals Europe GmbH
9. Nikko Fuji Electronics Dongguan Co., Ltd.
10. Nikko Fuji Precision (Wuxi) Co., Ltd.
11. Nippon Mining & Metals (Suzhou) Co., Ltd.
12. Nippon Precision Technology (Malaysia) Sdn. Bhd.
13. Nikko Metals Shanghai Co., Ltd.
14. Materials Service Complex Malaysia Sdn. Bhd.
15. Poongsan-Nikko Tin Plating Corp.
16. Nikko Metals Taiwan Co., Ltd.

Corporate Social Responsibility

46

Corporate Section


Our Five Promises to the Earth

- **Identity** — We will use the earth's precious resources effectively as part of our responsibilities to global society.
- **Innovation** — We will promote the development of low-impact technologies and contribute to the achievement of an environmentally sustainable society.
- **Integrity** — We will function as a member of international society and continue to act in the spirit of global environmental protection.
- **Collaboration** — We will proactively carry out global environmental initiatives and harmoniously coexist with nature.
- **Contribution** — We will work in harmony with local communities as a responsible global citizen to contribute to social and economic development and help create a better future.

Nippon Mining Holdings | Japan Energy | Nippon Mining & Metals

Nippon Mining Holdings Group CSR Committee / CSR Reports

Strengthening Groupwide CSR promotion systems

In April 2008, we established the Nippon Mining Holdings Group CSR Committee to provide consultation and offer opinions to the president on important CSR matters. Although the Company Group's core operating companies—Japan Energy and Nippon Mining & Metals—have already established their respective CSR promotion systems, led by each company president, the Nippon Mining Holdings Group CSR Committee's role is to further strengthen Groupwide CSR systems. The committee convenes twice a year to set the overall direction of Company Group CSR and receive reports from the core operating companies on their respective CSR activities and progress toward important CSR goals. The committee also conducts follow-up related to the reports it receives.

The Nippon Mining Holdings Group CSR Report 2008 conveyed the Company Group's basic view of CSR as integral to its business operations. The report featured expanded content, including the medium-term environmental plans of its two core operating companies and third-party opinions on its CSR systems. Japan Energy and Nippon Mining & Metals will continue to publish reports detailing their efforts to reduce environmental impact and maintain harmonious relationships with local communities. Through these publications, Nippon Mining Holdings Group is promoting proactive dialogue with all its stakeholders.



Nippon Mining Holdings | Japan Energy | Nippon Mining & Metals

Socially Responsible Investment (SRI)

Nippon Mining Holdings stock selected as component of major SRI indices

In September 2008, Nippon Mining Holdings stock was selected as a component of the Morningstar Socially Responsible Investment Index (MS-SRI), and in March 2009, the Company's stock was chosen for inclusion in the Dow Jones Sustainability Asia Pacific Index (DJSI Asia Pacific). In recent years, companies that are judged to exhibit both a sound financial base and a strong performance in environmental and social issues have increasingly attracted attention for their potential to achieve sustainable, long-term growth. Consequently, the stocks of such companies have been sought by pension funds and other institutional investors that have adopted SRI criteria. The Company will continue its efforts to promote Groupwide CSR activities while at the same time pursuing highly transparent management through timely, appropriate and fair disclosure.

Dow Jones Sustainability Indexes Member 2008/09

MS-SRI

Nippon Mining Holdings | Japan Energy | Nippon Mining & Metals

Nippon Mining Museum

Communicating our commitment to fostering harmonious existence with local communities and the environment

Nippon Mining Holdings operates the Nippon Mining Museum on the former site of the Hitachi Mine, the birthplace of the Nippon Mining Holdings Group. As well as displaying historic materials spanning more than a century of Company Group history, the museum aims to provide visitors with an understanding of the fundamental values of the present-day Nippon Mining Holdings Group. These values—a philosophy of fostering harmonious existence with local communities and the environment—are symbolized by juxtaposed images of the former Hitachi Mine's giant stack and volunteers planting trees on the site. The Hitachi Mine was also the starting point for the development of Hitachi City as an industrial center and the birthplace of modern mining and manufacturing in Ibaraki Prefecture. Reflecting this, the museum showcases both the industrial and local history of the area. In recognition of its historical and cultural importance, in November 2007 the Ministry of Economy, Trade and Industry officially designated the museum as a modern industrial heritage site. The museum is also widely used as a location for field trips by Hitachi City elementary and junior high schools students. From January to December 2008, the museum hosted 20,068 visitors.

47
Corporate Section

Nippon Mining Holdings | Japan Energy | Nippon Mining & Metals

United Nations Global Compact and ICMM

Participating in international activities for the environment and sustainability

In August 2008, Nippon Mining Holdings and Nippon Mining & Metals became participants of the United Nations Global Compact. As Japan Energy has been a participant since September 2002, Nippon Mining Holdings and both of its core operating companies are now participants in the compact. The United Nations Global Compact is a framework for businesses that are committed to aligning their operations and strategies with ten universally accepted principles in the four areas of human rights, labor, the environment and anti-corruption. Participating companies and organizations are required to aim to bring about sustainable growth through responsible and creative leadership acting as good corporate citizens.

Nippon Mining & Metals is a member of the ICMM (International Council on Mining and Metals), a global organization engaged in initiatives to enable the sustainable development of the non-ferrous metal industry. Moreover, the Nippon Mining & Metals Group has approbated EITI (Extractive Industries Transparency Initiative) Principles and will support EITI. In addition, based on its contract with the Japan International Cooperation Agency (JICA), Nippon Mining & Metals sends its engineers to developing countries to help address local environmental problems, such as those caused by inactive mines.

Nippon Mining Holdings | Japan Energy | Nippon Mining & Metals

JOMO Sunflowers / JOMO Basketball Clinics

Former Japanese national team members and Olympians provide guidance to children at JOMO's nationwide basketball clinics

In the 2008 season, the JOMO Sunflowers won both the 75th All Japan Basketball Tournament (Empress' Cup) and the 10th Women's Japan Basketball League Tournament. It was the ninth time for the JOMO Sunflowers to win the "double crown" of the Japanese women's basketball tournaments for the first time in 5 years. Thanks to everybody who supported them.

Japan Energy has organized its basketball clinics since 1995 to help children learn basic basketball skills. It created a team primarily comprised of Olympic basketball players who used to play in the JOMO Sunflowers, and the clinics are held across Japan to deepen communication and friendship with children, who are the bearers of the future, through basketball and to promote sports.


JOMO BASKETBALL CLINIC

Fiscal years ended March 31	Clinics held (Times)	Total participants (People)
2007	57	2,161
2008	54	1,987
2009	62	2,007

Nippon Mining Holdings | Japan Energy | Nippon Mining & Metals

JOMO Children's Story Award: *The Bouquet of Children's Stories*

JOMO Scholarship Grants contribute to child welfare

Each year JOMO holds a children's story competition with the theme "heart-to-heart contact," and the best entries are published in its book, *The Bouquet of Children's Stories*. The books are donated via the Tokyo Zen-i Bank and other institutions to child welfare facilities throughout the country, and also to various child welfare organizations, such as those providing support for single mothers. The book is bought by JOMO-affiliated stores, Group companies, employees and directors. The net sales from the book are donated to the JOMO Children's Story Fund, which was jointly established by Japan Energy, the Nationwide JOMO Association and the Nationwide LP Gas JOMO Association, both of which are associations of JOMO-affiliated stores. In conjunction with the Japan National Council of Social Welfare, proceeds from the fund are used to promote the welfare of children supported in child welfare facilities, single mother support facilities and foster families across the country. JOMO Scholarship Grants provide financial support for these children when they enter university or other educational institutions.

Fiscal years ended March 31	Total entries
2006 (37th)	8,871
2007 (38th)	9,004
2008 (39th)	8,661

48

Corporate Section

Nippon Mining Holdings | Japan Energy | Nippon Mining & Metals

Forest Conservation

Received the Minister of Agriculture, Forestry and Fisheries' certificate of commendation in the *Kidukai Undou* category

Since the fiscal year ended March 31, 2006, Japan Energy has been a "Foster Parent for the Forest" by completing forest management contracts with Hara Village in Nagano Prefecture, and an NPO in Takahashi City in Okayama Prefecture. In addition to providing funds for forest management, executives and employees as well as their families volunteer with local people to carry out essential forest maintenance work. Japan Energy uses 3.9 Paper (pronounced "san kyu" in Japanese, which sounds like "thank you"), which is made from thinning timber that helps preserve the forest, for its *The Bouquet of Children's Stories* books and CSR reports. In March 2009, in recognition of our contribution to *Kidukai Undou,* we received the Minister of Agriculture, Forestry and Fisheries' certificate of commendation award from the Japan Wood-Products Information & Research Center (JAWIC). *Kidukai Undou* promotes the use of national forests as a means of increasing Japan's carbon sinks.

Nippon Mining & Metals is carrying out a five-year forestation project at the site of the former Oe Mine in Yoichi-gun, Hokkaido. In the fiscal year ended March 31, 2009, the Company planted approximately 5,500 spruce trees covering an area of around 2.6 hectares.

Nippon Mining Holdings | Japan Energy | Nippon Mining & Metals

CSR Workshop

Sponsored a workshop on CSR in the mining industry organized by the Indonesian government

"Workshop on Corporate Social Responsibility in Mining Industry And Seminar Rule and Regulations for Minerals Resources Development in ASEAN" was held in Bali, Indonesia, from July 21 to 24, 2008, and Nippon Mining & Metals provided part of the expenses associated with the event.

The workshop was attended by approximately 100 people, including government officials, private-sector representatives and academics from seven ASEAN member countries. At the workshop, such topics as the support for the promotion of sustainable mineral resource development, policies relating to the CSR of mining companies and the establishment of mechanisms for sharing and exchanging information on effective CSR programs, were discussed. It was the first time the workshop had been held, and it provided an excellent opportunity to exchange information, including on the CSR activities being undertaken in each participating country.

Nippon Mining & Metals received a commemorative gift from the Indonesian government as an expression of its appreciation for assistance in organizing the workshop.



Nippon Mining Holdings | Japan Energy | Nippon Mining & Metals

Sustainability Report 2008

Meets Application Level A+ under GRI G3 guidelines

The Nippon Mining & Metals Group produced the English edition of its *Sustainability Report 2008*, along with an excerpted version of the report. The report covers the environmental, economic and social activities of the group. The report was prepared in accordance with Global Reporting Initiative (GRI) G3 guidelines and also complies with the GRI Mining and Metals Sector Supplement. The Japanese and English editions of the report met the requirements for the Application Level A+ under the aforementioned guidelines. Nippon Mining & Metals is leading the way in Japan in attaining Application Level A+ for its sustainability reports.

Based on the materiality principle stipulated in the guidelines of GRI and from the perspective of the CSR Action Policy as well as the level of stakeholder interest, the *Sustainability Report 2008* selected three material issues from among the issues faced by the Nippon Mining & Metals Group. The three issues identified were (1) to establish a recycling-oriented society—proactive approach to "urban mines," (2) to develop environment-friendly technologies and (3) to implement initiatives regarding climate change problems, including climate change. These three issues were presented as a special feature within the report. In addition, *Sustainability Report 2008* covered all consolidated overseas subsidiaries of the Nippon Mining & Metals Group.

                                                                            p49

Financial Section

50       Message from the CFO
51       Financial Summary
52       Management's Discussion and Analysis
56       Business and Other Risks
60       Consolidated Balance Sheets
62       Consolidated Statements of Income
63       Consolidated Statements of Changes in Net Assets
64       Consolidated Statements of Cash Flows
65       Notes to Consolidated Financial Statements
82       Report of Independent Auditors

Message from the CFO

50

Financial Section

Outline of the Nippon Mining Holdings Group's Financial Position and Financial Strategy



Kiyonobu Sugiuchi
Managing Director

Since its establishment in September 2002, the Nippon Mining Holdings Group has placed high priority on (1) shifting management focus from quantity to quality and (2) emphasizing rate of return. We have also embarked on a range of measures aimed at maximizing corporate value, including the restructuring of existing businesses and enhancing our financial position. As a result, against a background of favorable operating conditions and improving operating performance, we have successfully resolved an array of outstanding management issues, steadily enhanced the soundness of our balance sheet and improved our corporate bond credit ratings. In the Long-Term Vision towards Fiscal 2015, which we announced in May 2008, we articulated a growth strategy to transform the Company Group into a highly profitable enterprise. By the fiscal year ending March 31, 2016, we aim to build an earnings platform capable of generating income before special items of at least ¥250 billion and return on shareholders' equity (ROE) of 12% or higher, on a consolidated basis. At the same time, we are pursuing continued improvements to our balance sheet. Our specific goals are to achieve a shareholders' equity ratio of at least 40% and a D/E ratio of 1.0 times or lower, at an early stage.

In the fiscal year ended March 31, 2009, we faced a global-scale economic depression. In the previous fiscal year, we posted income before special items of ¥192.0 billion, but in the fiscal year under review this turned into a loss before special items of ¥67.4 billion. Likewise, the previous fiscal year's net income of ¥99.3 billion became a net loss of ¥40.8 billion in the fiscal year under review. The biggest factor contributing to this fall into the red was the impact of inventory valuation. In the previous fiscal year, we booked a gain on inventory valuation of ¥48.9 billion. However, in the fiscal year under review, owing to sharp falls in the prices of crude oil and metals in the second half of the period, we booked a loss on inventory valuation of ¥159.6 billion. Excluding the impact of inventory valuation, income before special items fell 36%, from ¥143.2 billion in the previous fiscal year to ¥92.1 billion in the fiscal year under review. On a cash flow basis, as illustrated by the accompanying graph, free cash flow after payments of cash dividends amounted to ¥154.5 billion, principally owing to a reduction in working capital of ¥306.2 billion (the total of decrease in trade receivables, decrease in inventories and decrease in trade payables). We mainly have provided this surplus cash flow for the repayment of interest-bearing debt.

Profitability of the Nippon Mining Holdings Group's businesses—focused on energy, resources and materials—is strongly affected by the short-term and long-term economic cycles as well as market prices for such key commodities as crude oil and copper. Furthermore, upstream resource development projects are increasingly being characterized by extremely large investments, longer lead times and higher risk-return profiles. In such an operating environment, a sound financial base is absolutely essential to the strategic, flexible development of the Company Group's business. Specifically, we must be able to identify appropriate opportunities and execute the investments necessary to secure future growth. Hence, our funding strategies focus on not only cost and stability considerations but also on the flexibility of our available funding capacity. We are also working to further increase the efficiency of our assets. By building a financial base able to absorb any changes in the operating environment, we aim to realize sustainable future growth and thereby enhance corporate value.

Financial position


(Billions of yen)
(%, Times)
2,500
2,000
1,500
1,000
500
50 5
40 4
30 3
20 2
10 1
More than 40%
Less than 1.0 times
04
05
06
07
08
09
16 (Vision)
Years ended March 31

■ Total assets (left) ■ Interest-bearing debt (left) ■ Shareholders' equity* (left)
— Shareholders' equity ratio (right, %) — D/E ratio (right, times)

* From March 31, 2007, shareholders' equity is the sum of total shareholders' equity and total valuation and translation adjustment in the net assets section of the consolidated balance sheets (excluding minority interests in consolidated subsidiaries, etc.).

Cash flows


(Billions of yen)
Cash inflow
Cash outflow
Depreciation & amortization 80.6
Dividends received from affiliates accounted for by equity method 54.2
Decrease in working capital 306.2
Collection of loan and investments, etc. 6.4
Loss before special items (excluding equity in income of affiliates) (116.3)
Capital expenditures, loan & investments 100.2
Dividends 14.8
Tax payment, etc. 49.5
Dividends paid to minority shareholders, etc. 12.0
Free cash flow 154.5
Proceeds from issuance of stock to minority shareholders 2.9
Decrease in interest-bearing debt 100.4
Increase in cash, etc. 57.0
Free cash flow 154.5

Fiscal year ended March 31, 2009 (actual)

Financial Summary

51

Financial Section

	Millions of yen				Millions of yen	Thousands of U.S. dollars*1
	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2007	Fiscal year ended March 31, 2008	Fiscal year ended March 31, 2009	
Operating results						
Net sales	¥2,502,538	¥3,026,262	¥3,802,447	¥4,339,472	¥4,065,059	$41,383,070
Operating income (loss)	125,608	144,448	132,258	103,186	(101,667)	(1,034,989)
Equity in income of non-consolidated subsidiaries and affiliates	31,278	50,983	94,895	91,927	48,897	497,781
Income (loss) before special items	148,055	188,722	224,236	192,026	(67,433)	(686,481)
Net income (loss)	50,577	96,905	106,430	99,299	(40,794)	(415,291)
Financial position at end of fiscal year						
Total assets	¥1,580,144	¥1,859,583	¥2,056,407	¥2,251,208	¥1,886,083	$19,200,682
Shareholders' equity*2	353,437	467,479	622,476	681,411	567,347	5,775,700
Interest-bearing debt	643,790	684,736	689,437	795,900	705,031	7,177,349
Shareholders' equity ratio (%)	22.4	25.1	30.3	30.3	30.1	
D/E ratio (debt to equity ratio) (Times)	1.82	1.46	1.11	1.17	1.24	
Cash flows						
Cash flows from operating activities	¥ 45,360	¥ 24,258	¥ 41,200	¥ 56,830	¥275,068	$ 2,800,244
Cash flows from investing activities	(15,170)	(37,594)	(97,576)	(114,391)	(93,775)	(954,647)
Cash flows from financing activities	(38,734)	11,962	37,401	74,418	(124,280)	(1,265,194)
Capital expenditures	47,287	57,669	148,619	103,654	146,157	1,487,906
Depreciation and amortization	47,726	44,871	51,595	62,863	80,590	820,421

	Yen				Yen	U.S. dollars*1
Per share data						
Shareholders' equity per share*3	¥416.98	¥551.36	¥671.56	¥735.22	¥612.44	$6.23
Net income (loss) per share*4	63.84	113.87	117.98	107.14	(44.02)	(0.45)
Diluted net income per share*5	—	113.84	117.91	107.06	—	—
Cash dividends per share (non-consolidated)	10	15	16	16	14	0.14
Number of shares outstanding at fiscal year-end	847,132,246	847,047,065	926,909,298	926,812,871	926,370,842	
Average number of shares outstanding during fiscal year	789,164,998	847,046,824	902,127,788	926,832,217	926,697,903	

*1. Amounts stated in U.S. dollars have been converted at 98.23 yen per U.S. dollar, the rate prevailing as of March 31, 2009.
*2. Shareholders' equity is the total of shareholders' equity and valuation and translation adjustment in net assets.
*3. Shareholders' equity per share has been calculated on the basis of the number of shares outstanding at each fiscal year-end.
*4. Net income (loss) per share has been calculated on the basis of the average number of shares outstanding during each fiscal year.
*5. Diluted net income per share is not shown due to no diluted securities for the fiscal year ended March 31, 2005 and due to net loss for the fiscal year ended March 31, 2009.

Management's Discussion and Analysis

52

Financial Section

1 OVERVIEW

General

In the fiscal year ended March 31, 2009, the Japanese economy slowed in the first half of the year under the weight of soaring raw material costs and the affects of the subprime loan crisis in the United States. In the second half of the year, the Japanese economy declined further as the financial crisis focused on the United States and Europe rippled throughout the global economy following the mid-September bankruptcy of a major U.S. investment bank.

In the foreign exchange market, the yen initially weakened against the U.S. dollar, from ¥100 per U.S. dollar at the start of the fiscal year to beyond ¥110 in August. Subsequently, however, the slowdown in the U.S. economy saw the yen rapidly appreciate against the dollar, briefly passing ¥88 per U.S. dollar before backing off to end the fiscal year at ¥98. The average exchange rate for the period under review was ¥101 per U.S. dollar, compared with ¥114 during the previous fiscal year.

In the crude oil market, the price of Dubai crude rose from $94 per barrel at the start of the period to a record high of over $140 per barrel in July, driven largely by an expansion of geopolitical risks and the influx of speculative money into the crude oil market as global oil demand steadily grew. Crude oil prices, however, subsequently fell as the global economy stalled amid the global financial crisis. Dubai crude fell below $37 per barrel in December before rebounding to end the fiscal year at $47 per barrel. The average price of Dubai crude rose from $77 per barrel in the previous fiscal year to $82 per barrel in the fiscal period under review.

In the first half of the fiscal year, copper prices were buoyed by demand growth in the BRIC economies, most notably China. The copper price on the London Metal Exchange (LME) rose from 378 cents per pound at the start of the period to as high as 408 cents per pound in July. Subsequently, however, the global slowdown saw the price fall as low as 126 cents per pound for a brief time in December 2008, before the price recovered to 183 cents per pound at the end of the period. The average copper price for the period was 266 cents per pound, compared with 344 cents per pound during the previous fiscal year.

In this operating environment, on a consolidated basis, the Company Group's net sales were ¥4,065.1 billion (US$41,383.1 million), a decrease of 6.3% compared with the previous fiscal year; it incurred a loss before special items of ¥67.4 billion (US$686.5 million), compared with income before special items of ¥192.0 billion in the previous fiscal year, and a net loss of ¥40.8 billion (US$415.3 million), compared with net income of ¥99.3 billion in the previous fiscal year. The losses were predominantly attributable to the impact of inventory valuation on the cost of sales, arising from the decline of crude oil prices in the second half of the fiscal year. Excluding this inventory valuation factor, however, the Company Group would have earned ¥92.1 billion (US$937.6 million) in income before special items, down 35.6% from ¥143.2 billion in the previous fiscal year.

Petroleum (Japan Energy Group)

Domestic fuel oil sales volume declined year on year as a result of aggressive fuel switching in response to soaring crude oil prices in the first half of the fiscal year and a retraction in demand for petroleum products in response to the global economic deterioration in the second half. Crude oil prices plummeted from September after rising sharply in the first half of the year under review, but petroleum prices, nonetheless, rose year on year on an annual average basis. Petrochemical product prices and sales volumes also declined, particularly in the case of aromatic products (aromatic type hydrocarbons), in the wake of a falloff in demand for synthetic fibers and resins. LP gas prices and sales volume likewise both declined. Lubricating oil sales volume fell but its prices rose.

Net sales


(Billions of yen)
5,000
4,000
3,000
2,000
1,000
4,065.1
05 06 07 08 09
Years ended March 31

Income (loss) before special items


(Billions of yen)
300
200
100
0
−100
92.1
(67.4)
(159.6)
05 06 07 08 09
Years ended March 31
Income before special items (excluding inventory valuation)
Inventory valuation
Loss before special items (accounting)

Net income (loss)


(Billions of yen)
120
80
40
0
−40
(40.8)
05 06 07 08 09
Years ended March 31

53
Financial Section

Overall, the Petroleum business recorded a 2.4% year-on-year decrease in net sales, to ¥3,116.1 billion (US$31,722.8 million), and loss before special items of ¥105.2 billion (US$1,070.4 million), compared with income before special items of ¥67.8 billion in the previous fiscal year. Despite improved margins on fuel oil, the swing from profit to loss in the Petroleum business was largely attributable to erosion of profitability on petrochemical products and increased cost of sales stemming from the decline of crude oil prices on inventory valuation.

Metals (Nippon Mining & Metals Group)

In the copper business, electrolytic copper sales volume declined year on year due to decreased demand for both copper wire and other fabricated copper products. Product prices also fell year on year as a result of the yen's appreciation and a slowdown in international markets in the second half of the fiscal year. Additionally, contractual terms on copper ore purchases worsened, reflecting that the terms were renegotiated when the supply-demand balance was tight.

Recycling and environmental services business benefited from rising metal prices in the first half of the fiscal year. In the second half, however, metal prices and collection volumes both declined in the wake of the global economy's steep downturn and its earnings consequently fell sharply.

In the electronic materials business, sales volumes generally declined in response to a sharp decline in demand from digital and IT-related products for copper foil, thin-film forming materials (such as sputtering targets used in semiconductor and flat-panel display (FPD) production) and fabricated copper products (such as phosphor bronze, Corson alloys and titanium copper alloys) in the second half of the fiscal year. Product prices were generally flat, except for a decline in prices of sputtering targets for FPDs as a result of a decline in the price of indium, a key raw material.

Amid such an environment, net sales of the Metals business declined 19.4% year on year to ¥902.1 billion (US$9,183.8 million). Income before special items fell 74.9% year on year, to ¥28.5 billion (US$290.3 million), largely as a result of decreased sales volumes of major products.

In regard to the Metals segment, previously, it was segmented into three segments, "Resources and Metals," "Electronic Materials" and "Metal Manufacturing." However, the classification by the three segments is not presented due to the change of operational organization within Nippon Mining & Metals Co., Ltd. in April 2008.

Other Operations (Independent Operating Companies and Functional Support Companies)

Net sales from the Other Operations segment increased 10.7% year on year, to ¥84.7 billion (US$862.4 million), while income before special items fell 14.1% year on year, to ¥9.7 billion (US$98.4 million).

Nichiyo Engineering Corporation (engineering business) and other independent operating companies worked to expand their operational foundations and enhance profitability. Functional support companies such as Nippon Mining Finance Co., Ltd. are efficiently conducting operations in support of Groupwide activities, including finance, administrative services, environmental management, research and consulting, materials procurement and IT planning and management.

Toho Titanium Co., Ltd. (titanium business), previously an equity-method affiliate, became a consolidated subsidiary in June 2008 to further enhance corporate value through the realization of additional synergies between the two companies.

Former consolidated subsidiary Central Computer Services Co., Ltd. (IT services business) became an equity-method affiliate and was renamed NTT Data CCS Corporation when the Company transferred 60% of the issued and outstanding shares to NTT Data Corporation in April 2008.

Petroleum business net sales


(Billions of yen)
4,000
3,000
2,000
1,000
3,116.1
05 06 07 08 09
Years ended March 31

Petroleum business income (loss) before special items


(Billions of yen)
120
60
0
–60
(105.2)
05 06 07 08 09
Years ended March 31

Metals business net sales


(Billions of yen)
1,200
900
600
300
902.1
05 06 07 08 09
Years ended March 31

Metals business income before special items


(Billions of yen)
140
120
100
80
60
40
20
28.5
05 06 07 08 09
Years ended March 31

* Net sales and income before special items for the fiscal year ended March 31, 2005 and 2006 have been revised to reflect changes to segment classifications in the fiscal year ended March 31, 2007.

54

Financial Section

The Company, Toho Titanium and Chisso Corporation had previously been working to validate a proprietary zinc-reduction technology for manufacturing polysilicon for photovoltaic power generation. Given the results of these efforts, a new operating company, Japan Solar Silicon Co., Ltd., was jointly established in June 2008, and work commenced on the construction of a plant for commercial mass production in March 2009. Additionally, the polysilicon for photovoltaic power generation business was transferred from the Other Operations segment to the Metals segment effective April 2009.

Sales amount provided on a segment basis include inter-segment transactions amounting to ¥37.9 billion, compared with ¥50.6 billion in the previous fiscal year.

R&D expenditures totaled ¥15.1 billion in the fiscal year ended March 31, 2009.

2 FINANCIAL POSITION

(Consolidated Balance Sheets) (Billions of yen)

As of March 31	2008	2009	Year-on-year change
Total assets	2,251.2	1,886.1	(365.1)
Total liabilities	1,485.9	1,226.1	(259.8)
(Interest-bearing debt)	795.9	705.0	(90.9)
Total net assets	765.3	659.9	(105.3)
(Shareholders' equity)	681.4	567.3	(114.1)

Total assets stood at ¥1,886.1 billion (US$19,200.7 million) as of March 31, 2009, a decrease of ¥365.1 billion from the previous fiscal year-end. Increases were recorded of ¥54.4 billion in cash and cash equivalents, ¥51.0 billion in deferred tax assets–non-current and ¥38.0 billion in property, plant and equipment and intangible assets and deferred charges, mainly arising from the new consolidation of Toho Titanium Co., Ltd. However, these increases were offset by decreases of ¥223.5 billion in inventories accompanying the fall in the price of crude oil, ¥186.9 billion in notes and accounts receivable, trade, and ¥63.4 billion in investments in non-consolidated subsidiaries and affiliates, following the consolidation of former affiliate accounted for by equity method Toho Titanium.

Total liabilities—comprising total current liabilities and total long-term liabilities—decreased ¥259.8 billion year on year, to ¥1,226.1 billion (US$12,482.4 million), primarily due to decreases of ¥128.4 billion in notes and accounts payable, trade, ¥90.9 billion in interest-bearing debt (from fiscal 2009, this includes lease obligations) and ¥34.9 billion in deferred tax liabilities–non-current.

Total net assets decreased ¥105.3 billion year on year, to ¥659.9 billion (US$6,718.3 million), with retained earnings declining ¥55.4 billion and accumulated translation adjustment falling ¥36.9 billion.

As a result, the shareholders' equity ratio stood at 30.1% at the end of the fiscal year under review, a 0.2 percentage point fall from the previous fiscal year-end, and the D/E ratio rose 0.07 times to 1.24 times over the previous fiscal year-end.

As of March 31	2005	2006	2007	2008	2009
Shareholders' equity ratio (%)	22.4	25.1	30.3	30.3	30.1
Total assets (Billions of yen)	1,580.1	1,859.6	2,056.4	2,251.2	1,886.1
Shareholders' equity (Billions of yen)	353.4	467.5	622.5	681.4	567.3
D/E ratio (Times)	1.82	1.46	1.11	1.17	1.24
Interest-bearing debt (Billions of yen)	643.8	684.7	689.4	795.9	705.0

R&D expenditures


(Billions of yen)
20
15
10
5
15.1
05 06 07 08 09
Years ended March 31

Interest-bearing debt and D/E ratio


(Billions of yen)
(Times)
1,000
800
600
400
200
5
4
3
2
1
705.0
1.24
05 06 07 08 09
As of March 31
Interest-bearing debt (left)
D/E ratio (right)

Shareholders' equity


(Billions of yen)
(%)
1,000
800
600
400
200
50
40
30
20
10
30.1
567.3
05 06 07 08 09
As of March 31
Shareholders' equity (left)
Shareholders' equity ratio (right)

                                                                            p55

(Consolidated Cash Flows)                                (Billions of yen)

Years ended March 31                                    2008         2009
Cash flows from operating activities                    56.8        275.1
Cash flows from investing activities                  (114.4)       (93.8)
Cash flows from financing activities                    74.4       (124.3)
Effect of exchange rate changes
  on cash and cash equivalents                           0.4         (4.0)
Net increase in cash and cash equivalents               17.3         53.1
Cash and cash equivalents at beginning of year          45.3         62.6
Increase in cash and cash equivalents related
  to subsidiaries newly included in consolidation
  and merger of consolidated subsidiaries                0.1          1.3
Cash and cash equivalents at end of year                62.6        117.0

     Net cash provided by operating activities was (Y)275.1 billion (US$2,800.2 million) for the year ended March, 31, 2009. The primary positive factors were a (Y)231.6 billion decrease in inventories, a (Y)180.1 billion decrease in trade receivables, (Y)76.8 billion in depreciation and amortization and a (Y)5.3 billion difference arising from equity-method investments ((Y)54.2 billion in dividends received from affiliates accounted for by equity method less (Y)48.9 billion in equity in income of affiliates accounted for by equity method). The primary negative factors were a (Y)85.8 billion net loss before income taxes and minority interests, a (Y)105.6 billion decrease in trade payables and (Y)50.3 billion in payments for income taxes.

     Net cash used in investing activities was (Y)93.8 billion (US$954.6 million), mainly due to payments for acquisition of property, plant and equipment and payments for acquisition of intangible assets totaling (Y)94.0 billion.

     Net cash used in financing activities amounted to (Y)124.3 billion (US$1,265.2 million), principally because of a decrease in interest-bearing debt of (Y)100.4 billion, cash dividends paid of (Y)14.8 billion and cash dividends paid to minority shareholders of (Y)11.7 billion. As a result, cash and cash equivalents at the end of the fiscal year under review amounted to (Y)117.0 billion
(US$1,190.9 million), an increase of (Y)54.4 billion compared with cash and cash equivalents at the beginning of the fiscal year.

3.  BASIC POLICY REGARDING
    DETERMINATION OF CASH DIVIDENDS

The Company maintains the policy of determining dividends to shareholders by taking into full consideration its business results and the management environment, by maintaining steady dividend payouts and retained earnings and by considering these elements in a comprehensive manner. The
Company intends to pay a year-end dividend for the fiscal year ended March 31, 2009 of (Y)6 per share, a (Y)2 decrease year on year, to give a total annual dividend of (Y)14 per share (US$0.14)
when combined with the interim dividend of (Y)8 per share. The Company will strive to further improve its financial strength and to further raise dividends in the future.

     Pursuant to Article 459, Paragraph 1, of the Corporation Law of Japan, the articles of incorporation of the Company stipulate that the payment of cash dividends may be determined through a resolution of the Board of Directors. In the foreseeable future, we plan to make two dividend payments per year, an interim dividend and a year-end dividend.

Cash dividends and
Net income (loss) per share

Years ended March 31

Cash dividends per share (left)
Net income (loss) per share (right)

* Cash dividends per share for the year ended March 31, 2006 included cash dividends of (Y)3 per share to commemorate the 100th anniversary of the founding of the Company Group.

                                                                            p56

Business and Other Risks

Matters that may have a material impact on the business of the Nippon Mining holdings Group include those summarized as follows. Forward-looking statements made in this section are, unless otherwise stated, judgments made by the Company as of the date of compilation of these materials.

RISKS AFFECTING THE ENTIRE GROUP

(1) Country risks relating to sources of raw material supplies

The Company Group procures large quantities of raw materials outside Japan. In particular, it is almost entirely dependent on limited crude oil reserves in the Middle East and Indonesia, and on limited copper concentrate sources in South America, Southeast Asia and Australia. Country risks in those countries and regions, for example, involving political instability, social unrest, deterioration in economic conditions or changes in laws or policies, may have an impact on the
Company Group's business performance.

(2) Risks relating to business operations in East asian countries, particularly China

Sales of products such as copper cathodes, petrochemical products, electronic materials and metal manufacturing products made by the Company Group depend heavily on demand in East Asian countries, notably China, and the Company Group expects to undertake further business expansion in those regions.

     In the event that, for whatever reason, there is a decline or other changes in demand for the
Company Group's products in these areas, it may have a material impact on the Company Group's financial position and business performance.

(3) Risks relating to foreign exchange rate fluctuations

Portions of the Company Group's receipts and payments arise from business transactions denominated in foreign currencies, and the Company Group also has substantial assets and liabilities denominated in foreign currencies. Consequently, fluctuations in foreign exchange rates may affect the value of assets, liabilities, receipts and payments when converted into yen.

     In addition, fluctuations in foreign exchange rates may also have a material impact when the financial statements of overseas consolidated subsidiaries or affiliated companies accounted for by the equity method are converted into yen.

(4) Risks relating to collaboration with third parties and business investments

In a variety of business fields, the Company Group collaborates with third parties through joint ventures and other means, and also makes strategic investments in other companies. These partnerships and investments play an important role in the Company Group's business, and, in the event that, for various reasons, key joint ventures experience financial difficulties, or it is not possible to achieve the desired results from collaborative relationships or investments, this may have a material impact on the Company Group's financial position and business performance.

(5) Risks relating to business restructuring

The Company Group is taking steps to reduce costs, focus its business activities and enhance efficiency. However, it is possible that substantial special losses relating to restructuring may occur in the future.

     In the event that the Company Group is unable to execute business restructuring appropriately, or that the restructuring does not achieve the envisaged improvements in the Company Group's business operations, this may have a material impact on the Company Group's financial position and business performance.

(6) Risks relating to capital expenditures and investments

Continuous capital expenditures and investments are necessary for the ongoing maintenance and growth of the Company Group's business. However, it is possible that, for such reasons as inadequacy of cash flow, it may become difficult to implement these plans. In addition, it is possible that actual investment amounts will greatly exceed projections, or that projected earnings will not materialize.

(7) risks relating to environmental regulations

The Company Group's businesses are subject to a wide range of environmental regulations. These regulations impose expenses for environmental cleanups, and, if environmental pollution were to occur, the payment of fines and compensation would be required, making it difficult for the Company
Group to continue its operations.

     The Company Group's operations give rise to considerable quantities of wastewater, gas emissions and waste matter, and unforeseen circumstances may cause the volumes of these discharges to rise above their permitted levels. It is also possible that in the future environmental regulations will be applied more strictly or strengthened, and also that new environmental regulations will be implemented that give rise to additional cost burdens. The obligations and burdens imposed on the Company Group by these environmental regulations and standards may

                                                                            p57

have a material impact on the Company Group's financial position and business performance.

     The Company Group has made due provision to reserves based on its expectation of the cost of environmental measures relating to soil remediation, asbestos and PCBs (polychlorinated biphenyls), but if new or further measures become necessary due to toughened environmental laws or regulations, this could have a material impact on the Company Group's financial position or business performance.

(8) risks relating to operations

The Company Group's business is exposed to a variety of risks relating to its operations, such as risks of fire, explosions, accidents, import or export restrictions, natural disasters, mine collapses, climatic or other natural phenomena, labor disputes and restrictions on the transportation of raw materials or products. If such accidents or disasters were to occur, considerable losses may ensue.

     The Company Group obtains insurance cover for accidents, disasters, etc., to the extent possible and appropriate. Notwithstanding, it is possible that compensation may not cover the full cost of any damages that occur.

(9) Risks relating to intellectual property rights

In the execution of its business, the Company Group owns patents and other intellectual property rights of various kinds, but in certain circumstances it is possible that intellectual property rights may be difficult to obtain or their validity may be contested. It is also possible that the
Company Group's corporate secrets may be disclosed or misused by a third party, or that owing to the speed of technical progress, the protection afforded by intellectual property rights becomes inadequate with respect to technologies vital to the Company Group's business.

     In addition, a claim from a third party of infringement of intellectual property rights in regard to the Company Group's technologies may lead to the payment of substantial royalties or to the prohibition of use of the relevant technologies.

     In cases such as those referred to above, in which the Company Group is unable to obtain, or make adequate use of intellectual property rights for the conduct of its business, the Company
Group's business performance may be affected.

(10) Risks relating to the management of personal information

The Company Group manages personal information in relation to such services as petroleum product sales and precious metal installment purchases. The implementation of measures necessary to protect that information may necessitate considerable expense. Furthermore, the disclosure or misuse of customers' personal information may have a material impact on the aforementioned business activities.

(11) Risks relating to interest-bearing debt

The large size of the interest-bearing debt may restrict the business activities of the Company
Group.

     In addition, to make repayments of principal and interest relating to this debt, it may be necessary for the Company Group to raise funds by such means as additional borrowings, equity financing or the sale of assets. However, the Company Group's ability to conduct such fund raising may depend upon a variety of factors, such as the state of financial markets, the Company's share price and whether or not there are buyers for the assets. Additionally, if interest rates rise--either within Japan or overseas--the resultant increase in interest burden may have a material impact on the Company Group's financial position and business performance.

(12) Risks relating to write-down of inventories owing to decreased profit potential

In the event that net selling price of inventories at the end of the fiscal period is lower than the corresponding book value owing mainly to declines in market prices of crude oil, petroleum products and rare metals, the book value must be reduced in line with net selling prices. The difference between book values and net selling prices must be charged to cost of sales. Such write-down of inventories may affect the Company Group's financial position and business performance.

(13) risks relating to the impairment of fixed assets

In the future, if factors such as changes in the business environment cause the earnings potential of fixed assets to decline and make it unlikely that the amount of investment will be recovered, their book value will be reduced to reflect the likelihood of recovery, and it will be necessary to post the amount of the reduction as an impairment loss. This may affect the Company Group's financial position and business performance.

(14) risks relating to the establishment of internal control systems

The Company Group is making every effort to enhance compliance and risk management and to strengthen its internal control systems including internal financial reporting systems by the establishment of the Internal Control Promotion Office and Group Internal Control Committee.

     In cases where the Company Group's internal control systems do not function effectively, or situations arise in which the reliability of disclosure cannot be guaranteed, there is a risk that confidence among its stakeholders may be significantly impaired, and this may materially affect the financial position and business performance of the Company Group.

                                                                            p58

Petroleum (Japan Energy Group)

(1) Risks relating to fluctuations in margins in the Petroleum business

The margins in the Company Group's Petroleum business are determined by factors beyond the control of the Company Group, largely by the relationship between crude oil prices and the prices of petroleum products.

     Factors influencing crude oil prices include the Japanese yen to U.S. dollar exchange rate, the political situation in oil-producing regions, production adjustments by the Organization of the
Petroleum Exporting Countries (OPEC) and global demand for crude oil. Factors that influence the prices of petroleum products include demand for petroleum products, overseas petroleum-product market conditions, domestic petroleum-refining capacity and capacity utilization ratios, and the total number of service stations in Japan.

     Previously, the Company Group had decided to link the prices of petroleum products to fluctuations in crude oil prices, but in order to construct a fair and transparent price system that accurately reflects petroleum product demand and supply conditions and market trends, from November
2008 the Company Group changed to a price system linked to fluctuations in the petroleum product market. Accordingly, changes in crude oil prices or petroleum product market conditions may have a significantly adverse effect on margins, thereby resulting in a material impact on the Company
Group's financial position and business performance.

     Furthermore, margins for petrochemical products are affected by the relationship between prices for major raw materials, such as crude oil and naphtha, and prices for petrochemical products. These margins are determined by factors beyond the control of the Company Group, and it is possible that large fluctuations in these margins may continue over an extended period. Petrochemical product prices are affected by such factors as increases in supply capacity through the construction of new production facilities or the expansion of existing facilities, and demand trends for apparel, automobiles, home electronics and other goods. Owing to weak market conditions, it may be difficult to pass on cost increases stemming from higher crude oil and raw materials prices to product prices.
This may have a material impact on the Company Group's financial position and business performance.

(2) Risks relating to the valuation of inventories

The Company Group values inventories, including crude oil and petroleum products, by the average cost method. During a phase of rising crude oil prices, inventories initially valued at a comparatively low level will act to increase profits by pushing down the cost of sales. However, in a phase of falling crude oil prices, inventories initially valued at a comparatively high level will act to decrease profits by pushing up the cost of sales. This may have a material impact on the
Company Group's financial position and business performance.

(3) Risks relating to sources of procurement of crude oil and petroleum products

The Company Group procures all its crude oil from overseas, primarily in the Middle East. Some petroleum products are procured abroad and in Japan. Such factors as changes in the political situation in oil-producing countries, and changes in the supply and demand balance for petroleum products in Japan and abroad, may hamper procurement of crude oil and petroleum products. Inability to secure an appropriate alternative supply may have a material impact on the Company Group's financial position and business performance.

(4) Risks relating to competition

In the Petroleum business, the Company Group competes with numerous powerful oil companies, both domestically and overseas, including some that have more extensive operations, larger market shares, and greater funds and resources than the Company Group. Competition with such companies is intense, and the inability of the Company Group to conduct operations efficiently in this competitive environment may have a material impact on its financial position and business performance.

Metals (Nippon Mining & Metals Group)

(1) Risks relating to market price fluctuations

The Company Group's copper business mainly derives its profit from its copper smelting and refining business and investments in overseas copper mines. Any changes in related market prices, as listed below, could have a material impact on the financial position and business performance of the
Company Group.

     Our copper smelting and refining business operates as a custom smelter that purchases copper concentrate from overseas copper mines and produces and sells refined copper. The gross margin mainly comprises smelting and refining margins and sales premium.

     Smelting and refining margins are determined by negotiations with the mines that produce copper concentrate, but in recent years the supply of copper concentrate to the market has tended to be inadequate owing to such factors as a lower concentrate grade, the emergence of an oligopoly of mining majors, and increasing demand in China, India and other emerging economies. With these factors, copper concentrate remain in short supply, placing downward pressure on smelting and refining margins. In addition, the Company Group's treatment and refining charges have been concluded in U.S. dollars, and some of these contracts

                                                                            p59

include stipulations that the computation of smelting and refining margins is required to partially reflect fluctuations in international prices of copper. Therefore, smelting and refining margins decline when the yen appreciates in value and when international copper prices fall.

     Sales premiums, which are added to international prices of refined copper, are determined through negotiations with customers in consideration of a variety of factors, such as importation costs and product quality. Depending on the outcome of such talks, sales premiums could be adversely affected.

     The Company Group is also exposed to the risk of reduced returns on equity-method investments in overseas copper mines, should there be any fall in international prices of refined copper, since prices of copper concentrate sold by mining companies in which we have invested are based on international prices of refined copper.

(2) Risks relating to the stable procurement of copper concentrate

In view of the tight demand and supply conditions for copper concentrate, the Company Group has been investing in and financing overseas copper mines with the objective of securing stable supplies of copper concentrate. However, the financial position and business performance of the Company Group could be materially affected if the Company Group is unable to procure the copper concentrate its smelting and refining business need at the appropriate time, owing to any disruption of operations of overseas copper mines, including those in which it has invested.

(3) Risks relating to factors such as demand fluctuations and technical innovation in the electronic materials business

Many customers of the electronic materials business are in the IT-related products and consumer electronics industries. Consequently, such factors as supply and demand conditions and price movements in those industries may have a material impact on the Company Group's business performance. Additionally, if the Company Group is unable to respond appropriately to rapid technical innovation or changes in customer needs, this may have a material impact on the Company
Group's financial position and business performance.

(4) Risks relating to competition in the electronic materials business

The electronic materials business is facing fierce competition, and some competitors in this field have powerful corporate strength in comparison with those of the Company Group. This competition may have a material impact on the Company Group's business performance.

(5) Risks relating to fluctuations in raw material procurement prices in the electronic materials business

The procurement prices of the raw materials used in the electronic materials business fluctuate in accordance with fluctuations in the market prices of metals and other materials.

     If increases in the procurement costs of these raw materials cannot be passed on in the form of higher product prices, or if there is a decline in the market value of inventories compared with the corresponding book value at the start of the fiscal period, there may be a material impact on the
Company Group's business performance.

(6) Risks relating to environmental issues surrounding Gould Electronics Inc. (U.S. subsidiary)

In relation to environmental problems that arose in the past in its business activities, Gould
Electronics Inc., a U.S.-based subsidiary, is a potential responsible party with regard to specific designated areas within the United States under U.S. environmental laws, such as the Superfund Act.
The ultimate financial burden the subsidiary will bear may depend on numerous factors, including the quantity of the substance and its toxicity for which the areas were designated, the total number of other potential responsible parties and their financial position, and remedial methods and technologies.

     In relation to this matter, Gould Electronics Inc. is providing reserves that it considers appropriate, but owing to the factors referred to above, the actual amount of the burden may exceed these reserves, in which case the Company Group's business performance may be affected.

     Other Operations (Independent Operating and Functional Support Companies)

(1) Risks relating to fluctuating demand in titanium business operations

The demand for titanium metals (titanium sponge and titanium ingot) primarily relates to demand for specific purposes, such as for aircraft, power plants, chemical plants and seawater desalination plants. Also, its use in catalyzes is almost entirely for propylene polymerization.

     If this specific-purpose demand substantially fluctuates, due to changes in domestic or overseas political and economic conditions, or to changes to conditions in the industries using titanium metals for these specific purposes, there may be a material impact on the Company Group's business performance.

Consolidated Balance Sheets

Nippon Mining Holdings, Inc. and its consolidated subsidiaries
As of March 31, 2008 and 2009

60

Financial Section

ASSETS	Millions of yen 2008	Millions of yen 2009	Thousands of U.S. dollars (Note 1-A) 2009
Current assets:			
Cash and cash equivalents	¥ 62,621	¥ 116,986	$ 1,190,940
Trade receivables:			
Notes and accounts, less allowance for doubtful accounts of 780 million yen in 2008 and 754 million yen in 2009	419,289	232,376	2,365,632
Inventories (Note 3)	562,893	339,367	3,454,820
Deferred tax assets – current (Note 10)	19,231	21,843	222,366
Other current assets (Note 7)	93,124	81,510	829,787
Total current assets	1,157,158	792,082	8,063,545
Investments and long-term loans:			
Investments in securities (Notes 4 and 7)	71,927	49,755	506,515
Investments in non-consolidated subsidiaries and affiliates (Note 5)	203,998	140,599	1,431,324
Long-term loans	4,508	4,323	44,009
Other investments (Note 7)	26,765	23,415	238,370
Total investments and long-term loans	307,198	218,092	2,220,218
Property, plant and equipment (Note 7):			
Land (Note 6)	277,826	283,184	2,882,867
Buildings and structures	425,735	445,621	4,536,506
Machinery and equipment	859,010	921,379	9,379,812
Leased assets (Note 2-B (2))	—	3,779	38,471
Construction in progress	11,558	41,465	422,122
	1,574,129	1,695,428	17,259,778
Less: Accumulated depreciation	(888,402)	(960,626)	(9,779,355)
Net property, plant and equipment	685,727	734,802	7,480,423
Intangible assets and deferred charges:			
Goodwill	7,435	9,924	101,028
Other (Note 7)	85,438	71,896	731,915
Total intangible assets and deferred charges	92,873	81,820	832,943
Deferred tax assets – non-current (Note 10)	8,252	59,287	603,553
Total assets	¥2,251,208	¥1,886,083	$19,200,682

The accompanying notes are an integral part of these financial statements.

61
Financial Section

LIABILITIES AND NET ASSETS	Millions of yen 2008	Millions of yen 2009	Thousands of U.S. dollars (Note 1-A) 2009
Current liabilities:			
Short-term borrowings (Note 8)	¥ 471,932	¥ 320,108	$ 3,258,760
Current portion of long-term debt (Note 8)	58,242	41,834	425,878
Lease obligations (Notes 2-B (2) and 8)	—	1,096	11,157
Trade payables:			
Notes and accounts	314,828	186,455	1,898,147
Excise tax	54,062	70,742	720,167
Accrued income taxes	19,955	4,309	43,866
Allowance for employee bonuses	7,168	7,328	74,600
Other current liabilities (Note 10)	132,384	126,578	1,288,589
Total current liabilities	1,058,571	758,450	7,721,164
Long-term liabilities:			
Long-term debt (Note 8)	265,726	337,632	3,437,158
Lease obligations (Notes 2-B (2) and 8)	—	4,361	44,396
Deferred tax liabilities – non-current (Note 10)	64,227	29,313	298,412
Allowance for retirement benefits (Note 9)	58,037	59,427	604,978
Accrued retirement benefits for corporate directors and auditors	1,104	986	10,038
Allowance for periodic repair works	13,630	15,890	161,763
Negative goodwill	1,351	439	4,469
Other long-term liabilities	23,298	19,647	200,010
Total long-term liabilities	427,373	467,695	4,761,224
Commitments and contingent liabilities (Note 11)			
Net assets:			
Common stock:			
Authorized – 3,000,000 thousand shares			
Issued – 928,462 thousand shares in 2008 and 2009	73,920	73,920	752,520
Capital surplus	226,759	226,748	2,308,338
Retained earnings	362,360	306,987	3,125,185
Less: Treasury stock, at cost	(717)	(883)	(8,989)
Total shareholders' equity	662,322	606,772	6,177,054
Unrealized gain on marketable securities	23,241	10,008	101,883
Deferred hedge gain (loss)	16	(8,328)	(84,781)
Surplus from land revaluation (Note 6)	(3,088)	(3,091)	(31,467)
Accumulated translation adjustment	(1,080)	(38,014)	(386,989)
Total valuation and translation adjustment	19,089	(39,425)	(401,354)
Stock acquisition rights	361	499	5,080
Minority interests in consolidated subsidiaries	83,492	92,092	937,514
Total net assets	765,264	659,938	6,718,294
Total liabilities and net assets	¥2,251,208	¥1,886,083	$19,200,682

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income

Nippon Mining Holdings, Inc. and its consolidated subsidiaries
Fiscal years ended March 31, 2008 and 2009

62

Financial Section

	Millions of yen		Thousands of U.S. dollars (Note 1-A)
	2008	2009	2009
Net sales	¥4,339,472	¥4,065,059	$41,383,070
Cost of sales (Notes 3 and 15)	4,038,589	3,969,468	40,409,936
Gross profit	300,883	95,591	973,134
Selling, general and administrative expenses (Notes 14, 15 and 17)	197,697	197,258	2,008,123
Operating income (loss)	103,186	(101,667)	(1,034,989)
Other income (expenses):			
Interest and dividend income	4,586	4,130	42,044
Interest expenses	(13,058)	(12,527)	(127,527)
Exchange gain (loss)	5,016	(3,639)	(37,046)
Equity in income of non-consolidated subsidiaries and affiliates	91,927	48,897	497,781
Amortization of negative goodwill	1,403	912	9,284
Other, net	(1,034)	(3,539)	(36,028)
Income (loss) before special items	192,026	(67,433)	(686,481)
Special profit (loss):			
Gain on sales of investments in securities	3,407	204	2,077
Gain on sales of investment in subsidiary	—	1,075	10,944
Reversal of reserve for loss on business liquidation	2,187	—	—
Compensation income for expropriation	2,111	—	—
Loss on sales and disposal of property, plant and equipment, net	(1,549)	(6,430)	(65,459)
Impairment losses (Note 16)	(2,678)	(7,539)	(76,748)
Loss on write-down of investments in securities	(447)	(1,969)	(20,045)
Provision for allowance for environmental remediation	(4,087)	(343)	(3,492)
Provision for allowance for cost of disposal of unutilized property, plant and equipment	(494)	(29)	(295)
Provision for allowance for restoration and rehabilitation costs of a closed mining site	(2,394)	—	—
Restructuring loss	—	(1,490)	(15,168)
Loss on business withdrawal	(122)	(1,075)	(10,944)
Loss on fire accident	—	(878)	(8,938)
Other, net	335	71	722
Income (loss) before income taxes and minority interests	188,295	(85,836)	(873,827)
Income taxes:			
Current	55,152	18,663	189,993
Deferred	10,641	(76,299)	(776,738)
	65,793	(57,636)	(586,745)
Income (loss) before minority interests	122,502	(28,200)	(287,082)
Minority interests in earnings of consolidated subsidiaries	(23,203)	(12,594)	(128,209)
Net income (loss)	¥ 99,299	¥ (40,794)	$ (415,291)

	Yen		U.S. dollars (Note 1-A)
	2008	2009	2009
Net income (loss) per share:			
Basic	¥107.14	¥(44.02)	$(0.45)
Diluted	107.06	—	—
Cash dividends per share	¥ 16.00	¥ 14.00	$ 0.14

The accompanying notes are an integral part of these financial statements.

                                                                            p63
Consolidated Statements of Changes in Net Assets
Nippon Mining Holdings, Inc. and its consolidated subsidiaries
Fiscal years ended March 31, 2008 and 2009
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                                Millions of yen
                                    ---------------------------------------------------------------------------------------------------------------------------------------------------------
                                                              Shareholders' equity                      Valuation and translation adjustment
                                    ----------------------------------------------------------- -----------------------------------------------------
                                                                                                 Unrealized                                                         Minority
                                                                                                  gain on     Deferred     Surplus     Accumulated      Stock     interests in
For the year ended                    Common        Capital     Retained  Treasury               marketable  hedge gain   from land    translation   acquisition  consolidated         Total
March 31, 2008                         stock        surplus     earnings   stock         Total   securities    (loss)    revaluation   adjustment      rights     subsidiaries     net assets
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2007         (Y)73,920   (Y)226,762   (Y)278,259  (Y)(570)    (Y)578,371 (Y) 35,987    (Y) 1,528  (Y)(3,355)      (Y)9,945        (Y)181      (Y)78,407    (Y)701,064
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Changes of items during the period
Cash dividends paid                         --           --     (14,841)        --      (14,841)         --           --          --             --           --             --      (14,841)
Net income                                  --           --       99,299        --        99,299         --           --          --             --           --             --        99,299
Purchase of treasury stock                  --           --           --     (204)         (204)         --           --          --             --           --             --         (204)
Disposal of treasury stock                  --           12           --        30            42         --           --          --             --           --             --            42
Grant of treasury stock
with exercise of stock
acquisition rights                          --         (15)           --        24             9         --           --          --             --           --             --             9
Change of interest in an
affiliate accounted for
by equity method                            --           --           --         3             3         --           --          --             --           --             --             3
Reclassification with surplus
from land revaluation                       --           --        (283)        --         (283)         --           --          --             --           --             --         (283)
Change of scope of consolidation            --           --         (74)        --          (74)         --           --          --             --           --             --          (74)
Net changes of items
other than shareholders' equity             --           --           --        --            --   (12,746)      (1,512)         267       (11,025)          180          5,085      (19,751)
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Total changes of items during the
period                                      --          (3)       84,101     (147)        83,951    (12,746)     (1,512)          267       (11,025)         180          5,085        64,200
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2008         (Y)73,920   (Y)226,759   (Y)362,360  (Y)(717)    (Y)662,322  (Y)23,241        (Y)16  (Y)(3,088)     (Y)(1,080)       (Y)361      (Y)83,492    (Y)765,264
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   Millions of yen
                                    ---------------------------------------------------------------------------------------------------------------------------------------------------------
                                                              Shareholders' equity                      Valuation and translation adjustment
                                    ------------------------------------------------------------ --------------------------------------------------
                                                                                                 Unrealized                                                         Minority
accounted for as operating leases as of March 31, 2009, stated in A)-(2) of
(lessee). (3) Lease incomes and depreciation for the fiscal years ended March
31, 2008 and 2009
For the year ended                     Common       Capital    Retained   Treasury               marketable  hedge gain   from land    translation   acquisition  consolidated        Total
March 31, 2009                          stock       surplus    earnings    stock        Total    securities    (loss)    revaluation   adjustment      rights     subsidiaries     net assets
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2008         (Y)73,920   (Y)226,759   (Y)362,360  (Y)(717)    (Y)662,322 (Y) 23,241       (Y)16   (Y)(3,088)     (Y)(1,080)       (Y)361      (Y)83,492    (Y)765,264
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Effect of changes in accounting
policies applied to foreign
subsidiaries (Note 2-B (1))                 --           --           16        --            16         --           --          --             --           --            317           333
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Changes of items during the period
Cash dividends paid                         --           --     (14,840)        --      (14,840)         --           --          --             --           --             --      (14,840)
Net loss                                    --           --     (40,794)        --      (40,794)         --           --          --             --           --             --      (40,794)
Purchase of treasury stock                  --           --           --     (265)         (265)         --           --          --             --           --             --         (265)
Disposal of treasury stock                  --          (8)           --        57            49         --           --          --             --           --             --            49
Grant of treasury stock
with exercise of stock
acquisition rights                          --          (3)           --        42            39         --           --          --             --           --             --            39
Reclassification with surplus
from land revaluation                       --           --            1        --             1         --           --          --             --           --             --             1
Change of scope of consolidation            --           --          244        --           244         --           --          --             --           --             --           244
Net changes of items other than
shareholders' equity                        --           --           --        --            --   (13,233)      (8,344)         (3)       (36,934)          138          8,283      (50,093)
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Total changes of
items during the period                     --         (11)     (55,389)     (166)      (55,566)   (13,233)      (8,344)         (3)       (36,934)          138          8,283      (105,659)
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2009         (Y)73,920   (Y)226,748   (Y)306,987  (Y)(883)    (Y)606,772  (Y)10,008   (Y)(8,328)  (Y)(3,091)    (Y)(38,014)       (Y)499      (Y)92,092    (Y)659,938
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Thousands of U.S. dollars (Note 1-A)
                                   ----------------------------------------------------------------------------------------------------------------------------------------------------------
                                                              Shareholders' equity                       Valuation and translation adjustment
                                   ------------------------------------------------------------- ----------------------------------------------------
                                                                                                 Unrealized                                                         Minority
                                                                                                  gain on      Deferred     Surplus    Accumulated      Stock     interests in
For the year ended                      Common      Capital     Retained  Treasury               marketable   hedge gain  from land    translation   acquisition  consolidated        Total
March 31, 2009                           stock      surplus     earnings     stock       Total   securities     (loss)   revaluation    adjustment      rights     subsidiaries    net assets
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2008          $752,520   $2,308,450   $3,688,892  $(7,299)    $6,742,563  $ 236,598   $     163    $(31,436)      $(10,995)       $3,675       $849,964   $ 7,790,532
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Effect of changes in accounting
policies applied to foreign
subsidiaries (Note 2-B (1))                 --           --          163        --           163         --           --          --             --           --          3,227         3,390
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Changes of items during the period
Cash dividends paid                         --           --    (151,073)        --     (151,073)         --           --          --             --           --             --     (151,073)
Net loss                                    --           --    (415,291)        --     (415,291)         --           --          --             --           --             --     (415,291)
Purchase of treasury stock                  --           --           --   (2,698)       (2,698)         --           --          --             --           --             --       (2,698)
Disposal of treasury stock                  --         (81)           --       580           499         --           --          --             --           --             --           499
Grant of treasury stock
with exercise of stock
acquisition rights                          --         (31)           --       428           397         --           --          --             --           --             --           397
Reclassification with surplus
from land revaluation                       --           --           10        --            10         --           --          --             --           --             --            10
Change of scope of consolidation            --           --        2,484        --         2,484         --           --          --             --           --             --         2,484
Net changes of items other than
shareholders' equity                        --           --           --        --            --  (134,715)     (84,944)        (31)      (375,994)        1,405         84,323     (509,956)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Total changes of items
during the period                           --        (112)    (563,870)   (1,690)     (565,672)  (134,715)     (84,944)        (31)      (375,994)        1,405         84,323   (1,075,628)
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2009          $752,520   $2,308,338   $3,125,185  $(8,989)    $6,177,054  $ 101,883    $(84,781)   $(31,467)     $(386,989)       $5,080       $937,514   $ 6,718,294
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

64
Financial Section

Consolidated Statements of Cash Flows

Nippon Mining Holdings, Inc. and its consolidated subsidiaries
Fiscal years ended March 31, 2008 and 2009

	Millions of yen		Thousands of U.S. dollars (Note 1-A)
	2008	2009	2009
Cash flows from operating activities:			
Income (loss) before income taxes and minority interests	¥ 188,295	¥ (85,836)	$ (873,827)
Adjustments to reconcile income (loss) before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	60,303	76,758	781,411
Impairment losses	2,678	7,539	76,748
Interest expenses	13,058	12,527	127,527
Equity in income of non-consolidated subsidiaries and affiliates	(91,927)	(48,897)	(497,781)
Gain on sales of investments in securities	(3,407)	(204)	(2,077)
Gain on sales of investment in subsidiary	—	(1,075)	(10,944)
Loss on write-down of investments in securities	447	1,969	20,045
Loss on sales and disposal of property, plant and equipment, net	1,549	6,430	65,459
Other, net	(11,117)	8,437	85,891
Changes in operating assets and liabilities:			
Trade receivables	(51,906)	180,132	1,833,778
Inventories	(65,842)	231,600	2,357,732
Trade payables	40,015	(105,566)	(1,074,682)
Accrued consumption tax	8,558	(16,975)	(172,809)
Other, net	(26,095)	13,617	138,624
Receipts of interest and dividends	70,476	58,341	593,922
Payments for interest	(14,017)	(13,174)	(134,114)
Payments for income taxes	(64,075)	(50,272)	(511,778)
Payments for special retirement benefit	(163)	(283)	(2,881)
Net cash provided by operating activities	56,830	275,068	2,800,244
Cash flows from investing activities:			
Decrease (increase) in time deposits, net	(2)	(1,591)	(16,197)
Payments for acquisition of investments in securities	(20,131)	(2,157)	(21,959)
Proceeds from sales or maturities of investments in securities	9,260	479	4,876
Payments for acquisition of property, plant and equipment	(103,735)	(88,789)	(903,888)
Proceeds from sales of property, plant and equipment	6,126	4,877	49,649
Payments for acquisition of intangible assets	(8,273)	(5,199)	(52,927)
Payments for long-term prepaid expenses	(1,064)	(2,048)	(20,849)
Decrease (increase) in short-term loans, net	(462)	(233)	(2,372)
Payments for lending of long-term loans	(1,092)	(1,362)	(13,865)
Collection of long-term loans	6,747	1,926	19,607
Other, net	(1,765)	322	3,278
Net cash used in investing activities	(114,391)	(93,775)	(954,647)
Cash flows from financing activities:			
Increase (decrease) in short-term borrowings, net	(7,530)	(22,283)	(226,845)
Increase (decrease) in commercial paper, net	100,000	(126,000)	(1,282,704)
Proceeds from borrowings of long-term bank loans and other	105,185	88,580	901,761
Repayments of long-term bank loans and other	(106,147)	(60,154)	(612,379)
Proceeds from issuance of bonds	15,000	20,000	203,604
Repayments of lease obligations	—	(575)	(5,854)
Proceeds from issuance of stock to minority shareholders	1,534	2,940	29,930
Cash dividends paid	(14,841)	(14,840)	(151,073)
Cash dividends paid to minority shareholders	(18,448)	(11,730)	(119,414)
Other, net	(335)	(218)	(2,220)
Net cash provided by (used in) financing activities	74,418	(124,280)	(1,265,194)
Effect of exchange rate changes on cash and cash equivalents	432	(3,958)	(40,293)
Net increase in cash and cash equivalents	17,289	53,055	540,110
Cash and cash equivalents at beginning of year	45,249	62,621	637,494
Increase in cash and cash equivalents related to subsidiaries newly included in consolidation	80	1,131	11,514
Increase in cash and cash equivalents related to merger of consolidated subsidiaries	3	179	1,822
Cash and cash equivalents at end of year	¥ 62,621	¥ 116,986	$ 1,190,940

The accompanying notes are an integral part of these financial statements.

                                                                            p65
Notes to Consolidated Financial Statements
Nippon Mining Holdings, Inc. and its consolidated subsidiaries

Note 1 SIGNIFICANT ACCOUNTING POLICIES

A) Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements of NIPPON MINING HOLDINGS,
INC. (the "Company") and its subsidiaries are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of
International Financial Reporting Standards. In presenting the accompanying consolidated financial statements, certain accounts and items reported in the consolidated financial statements that have been filed with the Financial
Services Agency in Japan have been reclassified for the convenience of readers outside Japan.
   The U.S. dollar amounts included in the accompanying consolidated financial statements are the arithmetical result of translating Japanese yen to U.S.
dollars at the rate of 98.23 yen to 1 U.S. dollar, the rate prevailing as at
March 31, 2009. These translations are solely for the convenience of the reader and are not intended to imply that Japanese yen amounts have been or could have been converted, realized or settled in dollars at this rate or any other rate.

B) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries that are controlled by the Company
(hereinafter referred to as the "Company Group"). As of March 31, 2008 and
2009, the Company had 115 and 109 consolidated subsidiaries, respectively.
The consolidated financial statements for the fiscal year ended March 31, 2009 do not include the accounts of Japan Energy Analytical Research Center Co.,
Ltd. and certain other subsidiaries as they are considered immaterial.

   The investments in Japan Energy Analytical Research Center Co., Ltd. and
certain other non-consolidated subsidiaries are carried at cost, less any write-down due to impairment deemed necessary, as they are considered immaterial in terms of the Company Group's total assets, net sales, net income (loss) and retained earnings.

   All material inter-company transactions and accounts and unrealized inter-company profits are eliminated in the consolidated financial statements, and the portion thereof attributable to minority shareholders is credited to them.

   Goodwill and negative goodwill, which represent the difference between the carrying amount of an investment in a subsidiary and underlying equity, are amortized over 5 years.

   Investments in affiliates over which the Company Group has significant influence are accounted for under the equity method. The Company Group's consolidated income includes equity in net income of those affiliates, after elimination of unrealized inter-company profits. As of March 31, 2008 and
2009, the Company had 15 and 13 affiliates that are accounted for under the equity method, respectively. The Company did not apply the equity method to its investments in certain affiliates, as they were considered immaterial. The investments in these affiliates are carried at cost, less any write-down due to impairment deemed necessary.

   The accompanying consolidated financial statements include the accounts of consolidated subsidiaries that have fiscal year ends other than March 31.
The fiscal year ends of such subsidiaries are principally December 31, and the accounts of these subsidiaries have been used for consolidation purposes, with necessary adjustments being made for significant transactions taking place in the intervening period.

C) Translations of Foreign Currency Transactions and Accounts

Foreign currency transactions are generally translated using the foreign exchange rates prevailing at the respective transaction dates. All assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates. Foreign exchange gains and losses are charged to income.

   Revenues and expenses of foreign consolidated subsidiaries are translated into Japanese yen using the average exchange rates for the period.
Assets and liabilities are translated into Japanese yen using the foreign exchange rates prevailing at the balance sheet dates, and equity accounts are translated using historical rates. The resultant difference is presented as accumulated translation adjustment and minority interests in consolidated subsidiaries in a separate component of net assets.

D) Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash on hand, demand deposits in banks and investments with original maturities of three months or less.

E) Investment Securities

The Company Group does not classify any of its investment securities as trading or held-to-maturity. Consequentially, the Company Group classifies all of investment securities as other securities. Other securities with readily determinable market values are carried at market value as of each respective balance sheet date, and associated unrealized gains and losses, net of taxes, are reported as a separate component of net assets. The Company Group determines the cost basis of these securities based on moving average. Other securities that do not have readily determinable market values are stated at cost.

   Significant declines in the value of other securities that are deemed unrecoverable are charged to income.

                                                                            p66
F) Inventories

With respect to domestic consolidated subsidiaries:

o  Petroleum inventories are stated at the lower of cost or market using the average cost method.
o  Metals inventories are stated at the lower of cost or market using the first-in, first-out method.

   Inventories held by the Company's foreign consolidated subsidiaries are primarily stated at the lower of cost or market using the first-in, first-out method.

G) Property, Plant and Equipment

Property, plant and equipment, including significant renewals and additions, are carried at cost less accumulated depreciation. Maintenance and repairs, including minor renewals and improvements, and small purchases of equipment are expensed as incurred.

   Depreciation of property, plant and equipment is primarily calculated based on the straight-line method, and is provided over the estimated useful lives as summarized below:

     Buildings and structures          7 - 60 years
     Machinery and equipment           3 - 15 years

  Please refer to Note 2-A (1).

(Additional information)

Effective for the year ended March 31, 2009, the Company and its domestic consolidated subsidiaries applied the depreciation method prescribed in the revised Corporate Tax Law in line with the 2008 Tax Reform, in which useful lives for depreciation of property, plant and equipment, mainly machinery and equipment, were revised based on the number of years of actual use, as well as the classification of assets. As a result of this application, compared to the previous depreciation method, depreciation costs increased by 5,435 million yen
(55,329 thousand dollars), operating loss increased by 4,803 million yen
(48,895 thousand dollars), loss before special items increased by 4,820 million yen (49,069 thousand dollars) and loss before income taxes and minority interests increased by 4,914 million yen (50,025 thousand dollars), respectively, for the fiscal year ended March 31, 2009.

H) Intangible Assets

Amortization of intangible assets, including software for internal use, is primarily computed using the straight-line method over their estimated useful lives.

I) Leases

(Lessee)

Depreciation of leased assets of finance lease transactions that do not transfer ownership and whose contract date falls on or after April 1, 2008, is calculated based on the straight-line method over the lease term of leased assets assuming no residual value. Finance lease transactions that do not transfer ownership and whose contract date falls prior to April 1, 2008, are continuously accounted for as operating leases. Please refer to Note 2-B (2).

(Lessor)

Sales and cost of sales are recognized on receipt of lease incomes in finance lease transactions.

J) Allowance for Periodic Repair Works

The Company Group has an allowance for periodic repair works in an amount equal to the estimated cost of periodically required repairs for oil tanks and machinery and equipment of oil refineries, which is accrued evenly over the period to the next scheduled repairs.

K) Allowance for Doubtful Accounts
The allowance for doubtful accounts is calculated based on the aggregate amount of individually estimated credit losses for doubtful receivables plus an amount calculated using historical write-off experience over a certain period for receivables other than doubtful receivables.

L) Allowance for Employee Bonuses

The allowance for employee bonuses is calculated and provided for based on an estimated amount of future payments attributable to the employee services that have been rendered to the date of the balance sheet.

M) Allowance for Retirement Benefits

The allowance for employee retirement benefits, which is provided for future pension and severance paid at retirement, is recorded at the amount actuarially computed based on the projected benefit obligation and the estimated fair value of pension plan assets at the end of the fiscal year.

   Unrecognized net transition liabilities at the date of initial application of the accounting standard for retirement benefits has been amortized on a straight-line basis over a period of ten years.

   Unrecognized actuarial gains or losses and unrecognized prior service cost are recognized as income or expenses for the fiscal year of occurrence, except for certain consolidated subsidiaries which have elected to amortize them over the average remaining service period of participating employees.

N) Accrued Retirement Benefits for Corporate Directors and Auditors

Accrued retirement benefits for corporate directors and auditors are provided for based on the amounts computed based on the internal policy of each company of the Company Group.

   In June 2005, the Company abolished its retirement benefit program for the directors and officers of the Company and its core subsidiaries of the
Company Group, and

                                                                            p67
replaced it with a stock option program. Accordingly, no provision is made for the related retirement allowance account thereafter.

O) Hedge Accounting

The Company Group utilizes various derivative financial instruments as well as debt in foreign currencies as hedging instruments to manage its exposure to fluctuating commodity prices, variability in foreign currency exchange rates and changes in interest rates. The Company Group utilizes derivative financial instruments and debt in foreign currencies as hedging instruments for supply-demand adjustment and/or for arbitration, not for speculation, in accordance with the Company's internal policy. The Company's purchases of these risk-avoiding derivative financial instruments and debt in foreign currencies as hedging instruments are limited to, at maximum, the value or units of the items that are being hedged, with the hedge accounting applied in principle.

   With respect to forward currency exchange contracts, currency options, interest rate swaps, commodity forwards, commodity swaps and debt in foreign currencies as hedging instruments, the Company Group performs hedge effectiveness assessment to confirm if the critical terms of the hedging instruments and those of the hedged items are continuously the same during the period of hedging and, as such, the hedging is expected to be highly effective.

   In addition, when interest rate swaps that meet certain required conditions have critical terms matching exactly with those of financial assets or liabilities that are being hedged, such interest rate swaps are not recognized in the balance sheet, and net interest paid or received on the swaps is recognized as adjustment to the interest income or expenses on the financial assets or liabilities that are being hedged.

   Derivative financial instruments that are not designated as hedges are carried at market value, with changes in market value charged to income for the period in which they arise.

P) Income Taxes

Provision for income taxes is computed based on income before income taxes and minority interests. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying value amounts and the tax bases of assets and liabilities.

   Valuation allowance is established against deferred tax assets to the extent that it is more likely than not that the deferred tax assets may not be realized within the foreseeable future.

   The Company and its certain domestic wholly-owned subsidiaries have been filing the consolidated corporate tax return in Japan.

Q) Net Income (loss) per Share

Net income (loss) per share is determined based on the weighted average number of shares of common stock outstanding during the relevant fiscal year.

   Diluted net income per share assumes the dilution that could occur if stock acquisition rights to issue common stock were exercised with a stock option program and resulted in the issuance of common stock.

Note 2        ACCOUNTING CHANGES AND ADOPTION OF NEW ACCOUNTING STANDARDS

A) For the fiscal year ended March 31, 2008

(1) Change in Depreciation Method for Property, Plant and Equipment
Effective for the year ended March 31, 2008, the Company and its domestic consolidated subsidiaries applied the depreciation method prescribed in the revised Corporate Tax Law in line with the 2007 Tax Reform, for property, plant and equipment acquired on or after April 1, 2007. As a result of this application, compared to the previous depreciation method, depreciation costs increased by 766 million yen, operating income decreased by 727 million yen, and income before special items and income before income taxes and minority interests decreased by 728 million yen respectively for the fiscal year ended
March 31, 2008.

(Additional information)

Concurrently, the Company and its domestic consolidated subsidiaries also applied the depreciation method for the property, plant and equipment acquired before April 1, 2007, which allowed them to depreciate those assets to 1 yen of the residual value using the straight-line method evenly over a period of five years after they reach the depreciable limits. Due to this additional depreciation, depreciation costs increased by 5,755 million yen, operating income decreased by 5,396 million yen and income before special items and income before income taxes and minority interests decreased by 5,404 million yen respectively for the fiscal year ended March 31, 2008, as compared with the case in which the previous method were applied.

(2) Revision of Accounting for Deferred Income Taxes

In accordance with the revision of "Practical Guidelines of Accounting for
Deferred Income Taxes in the Consolidated Financial Statements" (Accounting
Practice Committee Report No.6, issued by Japanese Institute of Certified
Public Accountants) on March 29, 2007, the Company charged off the deferred tax assets related to the elimination of unrealized gains on inter-company transactions from transfers of subsidiaries' and affiliates' stocks. Deferred income tax increased by 3,966 million yen and net income decreased by the same amount for the fiscal year ended on March 31, 2008.

68
Financial Section

B) For the fiscal year ended March 31, 2009

(1) Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements

Effective for the year ended March 31, 2009, the Company adopted "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements" (ASBJ Practical Issues Task Force No.18, May 17, 2006) and applied it to its consolidated foreign subsidiaries. As a result of this adoption, operating loss increased by 1,052 million yen (10,710 thousand dollars), loss before special items increased by 997 million yen (10,150 thousand dollars) and loss before income taxes and minority interests increased by 912 million yen (9,284 thousand dollars), respectively, for the fiscal year ended March 31, 2009.

(2) Accounting Standard for Lease Transactions

Effective for the year ended March 31, 2009, the Company and its domestic consolidated subsidiaries adopted "Accounting Standard for Lease Transactions" (ASBJ Statement No.13, revised on March 30, 2007) and "Guidance on Accounting Standards for Lease Transactions" (ASBJ Guidance No.16, revised on March 30, 2007) for finance lease transactions that do not transfer ownership and whose contract date falls on or after April 1, 2008. As a result of this adoption, the effect on operating loss, loss before special items and loss before income taxes and minority interests for the fiscal year ended March 31, 2009 was immaterial. These finance lease transactions are accounted for as finance leases, while they were accounted for as operating leases before adoption. On the other hand, finance lease transactions that do not transfer ownership and whose contract date falls prior to April 1, 2008, are continuously accounted for as operating leases with certain information in the notes to financial statements.

(3) Accounting Standard for Related Party Disclosures

Effective for the year ended March 31, 2009, the Company and its domestic consolidated subsidiaries adopted "Accounting Standard for Related Party Disclosures" (ASBJ Statement No.11, October 17, 2006) and "Guidance on Accounting Standards for Related Party Disclosures" (ASBJ Guidance No.13, October 17, 2006).

Note 3 INVENTORIES

Inventories as of March 31, 2008 and 2009 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2009	2009
Merchandise and finished goods	¥135,274	¥ 88,222	$ 898,117
Work in process	107,503	69,767	710,241
Raw materials and supplies	320,116	181,378	1,846,462
Total	¥562,893	¥339,367	$3,454,820

The amounts of write-down of inventories due to decreased profitability for the fiscal years ended March 31, 2008 and 2009 were 7,169 million yen and 58,706 million yen (597,638 thousand dollars), respectively, which were charged to cost of sales.

Note 4 SECURITIES

Market values of investments in marketable securities as of March 31, 2008 and 2009 were as follows:

Equity securities

	Millions of yen		Thousands of U.S. dollars
	2008	2009	2009
Acquisition cost	¥24,574	¥18,028	$183,528
Market value	63,475	36,333	369,876
Gross unrealized gain	¥38,901	¥18,305	$186,348

The book values of principal investments in non-marketable securities as of March 31, 2008 and 2009 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2009	2009
Unlisted equity securities	¥5,452	¥10,422	$106,098
Unlisted foreign bonds	3,000	3,000	30,541

69
Financial Section

Note 5 INVESTMENTS IN NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES

Investments in non-consolidated subsidiaries and affiliates as of March 31, 2008 and 2009 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2009	2009
Marketable equity securities	¥ 37,288	¥ 14,462	$ 147,226
Non-marketable equity securities	165,762	125,067	1,273,205
Other	948	1,070	10,893
Total	¥203,998	¥140,599	$1,431,324

Note 6 LAND REVALUATION

Pursuant to the Law for Land Revaluation, the Company and certain group companies in Japan revalued their land used for business activities at March 31, 2000. The resultant adjustment was reflected, net of taxes, in surplus from land revaluation in net assets of the accompanying consolidated balance sheets.

The land value for the revaluation was determined based on the market prices in the official notice of the Commissioner of the National Tax Agency in accordance with Artide 2, Paragraph 4 of the Enforcement Ordinance Concerning Land Revaluation, with reasonable adjustments to the market price made by the Company Group. The revaluation is permitted only one time.

Note 7 ASSETS PLEDGED AS COLLATERAL AND SECURED LIABILITIES

Assets pledged as collateral as of March 31, 2008 and 2009 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2009	2009
Investments in securities	¥ 15,441	¥ 8,669	$ 88,252
Property, plant and equipment (at net book value)	354,426	346,902	3,531,528
Other current assets (time deposits)	1,153	930	9,468
Other	338	366	3,726
Total	¥371,358	¥356,867	$3,632,974

In addition, the stock of consolidated subsidiaries used as collateral as of March 31, 2008 and 2009 was 3,051 million yen and 3,593 million yen (36,577 thousand dollars), respectively, which has been eliminated in the consolidated financial statements.

Secured liabilities as of March 31, 2008 and 2009 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2009	2009
Long-term debt (inclusive of current portion)	¥62,280	¥45,627	$464,491
Trade payables (excise tax)	31,915	46,405	472,412
Short-term borrowings	1,485	426	4,337

Note 8 SHORT-TERM BORROWINGS AND LONG-TERM DEBT

A) Short-term borrowings as of March 31, 2008 and 2009 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2009	2009
Loans principally from banks with the weighted average interest rate of 1.36% as of March 31, 2008 and 0.86% as of March 31, 2009	¥345,932	¥320,108	$3,258,760
Commercial paper	126,000	—	—
Total	¥471,932	¥320,108	$3,258,760

70
Financial Section

B) Long-term debt as of March 31, 2008 and 2009 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2009	2009
1.37% unsecured bonds, due 2013	¥ 15,000	¥ 15,000	$ 152,703
1.78% unsecured bonds, due 2013	—	10,000	101,802
2.32% unsecured bonds, due 2018	—	10,000	101,802
Loans principally from banks,			
due 2008 to 2018 with the weighted average interest rate of 1.72% as of March 31, 2008			
due 2009 to 2019 with the weighted average interest rate of 1.59% as of March 31, 2009			
Collateralized	62,280	45,627	464,491
Unsecured	246,688	298,839	3,042,238
Lease obligations due 2009 to 2042	—	5,457	55,553
	323,968	384,923	3,918,589
Less: Amounts due within one year	(58,242)	(42,930)	(437,035)
	¥265,726	¥341,993	$3,481,554

Annual maturities of long-term debt as of March 31, 2009 were as follows:

Fiscal years ending March 31,	Millions of yen	Thousands of U.S. dollars
2010	¥ 42,930	$ 437,035
2011	80,681	821,348
2012	42,322	430,846
2013	105,903	1,078,113
2014	74,657	760,022
2015 and thereafter	38,430	391,225
	¥384,923	$3,918,589

Note 9 RETIREMENT BENEFITS

The Company's domestic consolidated subsidiaries have defined benefit plans and severance indemnity plans. Certain domestic consolidated subsidiaries also have defined contribution pension plans. A premium on employees' retirement benefit may be added upon retirement of the employee. Certain of the Company's foreign consolidated subsidiaries have defined benefit plans and defined contribution plans.

A) Allowance for retirement benefits as of March 31, 2008 and 2009 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2009	2009
Projected benefit obligation	¥(84,030)	¥(81,837)	$(833,117)
Plan assets at fair value	23,573	21,120	215,006
Unfunded projected benefit obligation	(60,457)	(60,717)	(618,111)
Unrecognized net transition liabilities	2,200	1,100	11,199
Unrecognized net actuarial losses	296	501	5,100
Unrecognized prior service cost	—	(10)	(102)
Prepaid pension cost	(76)	(301)	(3,064)
Allowance for retirement benefits recognized in consolidated balance sheets	¥(58,037)	¥(59,427)	$(604,978)

71

Financial Section

B) Net retirement benefit expenses for the fiscal years ended March 31, 2008 and 2009 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2009	2009
Service cost	¥ 3,364	¥3,098	$31,539
Interest cost on projected benefit obligation	2,406	1,861	18,945
Expected return on plan assets	(1,234)	(669)	(6,811)
Amortization of unrecognized net transition liabilities	1,100	1,100	11,198
Amortization of unrecognized net actuarial losses	2,916	3,885	39,550
Amortization of unrecognized prior service cost	—	(21)	(214)
Net retirement benefit expenses *	¥ 8,552	¥9,254	$94,207

* In addition to the above "net retirement benefit expenses," special retirement benefit costs of 61 million yen and 962 million yen (9,793 thousand dollars), the contributions to defined contribution pension plans of 442 million yen and 541 million yen (5,507 thousand dollars) and the required contributions to the corporate pensions under multi-employer pension plans of 389 million yen and 380 million yen (3,868 thousand dollars) were charged to income for the fiscal years ended March 31, 2008 and 2009, respectively.

C) The assumptions used in the calculation of the above information were as follows:

	2008	2009
Discount rate for projected benefit obligation	mainly 2.5%	mainly 2.5%
Expected return on plan assets	mainly 3.0%	mainly 3.0%
Amortization period of prior service cost	mainly 1 year	mainly 1 year
Amortization period of net actuarial losses	mainly 1 year	mainly 1 year
Amortization period of net transition liabilities	10 years	10 years

Note 10 INCOME TAXES

A) The components of deferred tax assets and liabilities as of March 31, 2008 and 2009 were as follows:

As of March 31, 2008	Millions of yen
Net operating loss carryforwards	¥ 36,493
Retirement benefit obligations	22,853
Eliminations of inter-company transactions	4,543
Securities	27,253
Land	15,256
Impairment of land	7,023
Property, plant and equipment	3,725
Allowance for periodic repair works	3,746
Other investments	1,617
Inventories	6,814
Accrued bonuses to employees	3,070
Accrued enterprise tax	1,751
Loss on business withdrawal	3,525
Other	20,043
Subtotal	157,712
Valuation allowance	(88,731)
Total deferred tax assets	¥ 68,981
Land	¥ (44,453)
Unrealized gain on marketable securities	(15,404)
Difference between market value and cost of assets and liabilities of consolidated subsidiaries	(6,255)
Reserve for losses on overseas investments	(4,675)
Undistributed earnings of foreign affiliates	(29,490)
Unrealized gain on the rights to mineral property	(5,712)
Deferred hedge gain	(2,690)
Other	(1,575)
Total deferred tax liabilities	¥(110,254)
Net deferred tax liabilities	¥ (41,273)

72
Financial Section

As of March 31, 2009	Millions of yen	Thousands of U.S. dollars
Net operating loss carryforwards	¥ 107,525	$1,094,625
Retirement benefit obligations	23,440	238,624
Eliminations of inter-company transactions	6,663	67,831
Securities	18,790	191,286
Land	14,766	150,321
Impairment of land	7,351	74,835
Property, plant and equipment	5,205	52,988
Allowance for periodic repair works	4,507	45,882
Other investments	1,668	16,981
Inventories	2,188	22,274
Accrued bonuses to employees	2,980	30,337
Loss on business withdrawal	3,063	31,182
Deferred hedge gain	8,167	83,142
Other	20,310	206,759
Subtotal	226,623	2,307,065
Valuation allowance	(85,672)	(872,157)
Total deferred tax assets	¥ 140,951	$1,434,908
Land	¥ (43,175)	$ (439,530)
Unrealized gain on marketable securities	(7,158)	(72,870)
Difference between market value and cost of assets and liabilities of consolidated subsidiaries	(9,900)	(100,784)
Reserve for losses on overseas investments	(5,068)	(51,593)
Undistributed earnings of foreign affiliates	(15,834)	(161,193)
Unrealized gain on the rights to mineral property	(3,163)	(32,200)
Other	(4,836)	(49,231)
Total deferred tax liabilities	¥ (89,134)	$ (907,401)
Net deferred tax assets	¥ 51,817	$ 527,507

B) Net deferred tax assets (liabilities) as of March 31, 2008 and 2009 were included in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2008	2009	2009
Deferred tax assets – current	¥ 19,231	¥ 21,843	$ 222,366
Deferred tax assets – non-current	8,252	59,287	603,553
Other current liabilities	(4,529)	—	—
Deferred tax liabilities – non-current	(64,227)	(29,313)	(298,412)
Net deferred tax assets (liabilities)	¥(41,273)	¥ 51,817	$ 527,507

C) Reconciliation of statutory tax rate and the effective income tax rate for the fiscal years ended March 31, 2008 and 2009 was as follows:

2008		2009
Statutory tax rate	40.7%	Not available due to loss before income taxes and minority interests.
Increase (decrease) in taxes resulting from:		
Eliminations of dividend income	1.8	
Equity in income of non-consolidated subsidiaries and affiliates	(19.9)	
Deferred tax liabilities for undistributed earnings of foreign affiliates	9.2	
Deferred tax assets charged off due to elimination of unrealized gains from transfer of subsidiaries' and affiliates' stocks	2.1	
Other	1.0	
Effective income tax rate	34.9%

73
Financial Section

Note 11 COMMITMENTS AND CONTINGENT LIABILITIES

Commitments and contingent liabilities as of March 31, 2008 and 2009 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2009	2009
Debt guarantees:			
Non-consolidated subsidiaries and affiliates	¥2,030	¥3,866	$39,357
Other companies and employees	2,422	1,967	20,024
Total	¥4,452	¥5,833	$59,381

Note 12 LEASES

(Lessee)

Leased assets of finance leases mainly consisted of facilities of service stations of the Petroleum business for the fiscal year ended March 31, 2009.

A) Finance leases accounted for as operating leases (Note 2-B (2))

Finance leases that do not transfer ownership and whose contract date falls prior to April 1, 2008 were as follows:

(1) Estimated purchase cost (inclusive of related interest expenses), estimated accumulated depreciation, estimated accumulated impairment losses and estimated book value of leased assets as of March 31, 2008 and 2009 were as follows:

	Millions of yen			
As of March 31, 2008	Estimated purchase cost	Estimated accumulated depreciation	Estimated accumulated impairment losses	Estimated book value
Machinery and equipment	¥7,186	¥3,424	¥ 3	¥3,759
Other	653	357	8	288
Total	¥7,839	¥3,781	¥11	¥4,047

	Millions of yen		
As of March 31, 2009	Estimated purchase cost	Estimated accumulated depreciation	Estimated book value
Buildings and structures	¥13,525	¥ 9,697	¥ 3,828
Machinery and equipment	12,016	5,577	6,439
Other	328	187	141
Total	¥25,869	¥15,461	¥10,408

	Thousands of U.S. dollars		
As of March 31, 2009	Estimated purchase cost	Estimated accumulated depreciation	Estimated book value
Buildings and structures	$137,687	$ 98,717	$ 38,970
Machinery and equipment	122,325	56,775	65,550
Other	3,339	1,904	1,435
Total	$263,351	$157,396	$105,955

74
Financial Section

(2) Future lease payments (inclusive of related interest expenses) under finance leases accounted for as operating leases as of March 31, 2008 and 2009 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2009	2009
Due within one year	¥1,336	¥ 3,792	$ 38,603
Due after one year	2,712	9,926	101,049
Total	¥4,048	¥13,718	$139,652

Total future lease payments included impairment losses on leased assets of 1 million yen as of March 31, 2008.

(3) Lease expenses, reversal of the allowance for impairment losses on leased assets and estimated depreciation for the fiscal years ended March 31, 2008 and 2009 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2009	2009
Lease expenses	¥1,425	¥2,772	$28,219
Reversal of allowance for impairment losses on leased assets	22	1	10
Estimated depreciation	1,403	2,771	28,209

(4) Method of calculation of amount of estimated depreciation

Estimated depreciation is calculated based on the straight-line method over the lease term of the leased assets assuming no residual value.

B) Operating leases

Future lease payments for noncancelable operating leases as of March 31, 2009 were as follows:

	Millions of yen	Thousands of U.S. dollars
	2009	2009
Due within one year	¥ 4,366	$ 44,447
Due after one year	18,729	190,664
Total	¥23,095	$235,111

(Lessor)

C) Finance leases accounted for as operating leases (Note 2-B (2))

Finance leases that do not transfer ownership and whose contract date falls prior to April 1, 2008, were as follows:

(1) Purchase cost, accumulated depreciation, and book value of the leased assets as of March 31, 2008 and 2009 were as follows:

	Millions of yen		
As of March 31, 2008	Purchase cost	Accumulated depreciation	Book value
Machinery and equipment	¥4,116	¥2,463	¥1,653
Other	206	161	45
Total	¥4,322	¥2,624	¥1,698

	Millions of yen		
As of March 31, 2009	Purchase cost	Accumulated depreciation	Book value
Buildings and structures	¥1,017	¥ 500	¥ 517
Machinery and equipment	2,979	1,835	1,144
Other	87	56	31
Total	¥4,083	¥2,391	¥1,692

75
Financial Section

As of March 31, 2009	Thousands of U.S. dollars		
	Purchase cost	Accumulated depreciation	Book value
Buildings and structures	$10,353	$ 5,090	$ 5,263
Machinery and equipment	30,327	18,681	11,646
Other	886	570	316
Total	$41,566	$24,341	$17,225

(2) Future lease revenues (inclusive of related interest income) under finance lease accounted for as operating leases as of March 31, 2008 and 2009 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2009	2009
Due within one year	¥ 601	¥2,019	$20,554
Due after one year	1,351	3,296	33,554
Total	¥1,952	¥5,315	$54,108

The above figures have not been reduced by the future lease revenues under noncancelable subleases as of March 31, 2009, which were as follows:

	Millions of yen	Thousands of U.S. dollars
	2009	2009
Due within one year	¥1,495	$15,219
Due after one year	1,968	20,035
Total	¥3,463	$35,254

The almost same amounts as the future lease revenues under noncancelable subleases above were included in the future lease payments under finance leases accounted for as operating leases as of March 31, 2009, stated in A)-(2) of (lessee).

(3) Lease incomes and depreciation for the fiscal years ended March 31, 2008 and 2009 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2009	2009
Lease incomes	¥724	¥643	$6,546
Depreciation	629	572	5,823

D) Operating leases

Future lease revenues for noncancelable operating leases as of March 31, 2009 were as follows:

	Millions of yen	Thousands of U.S. dollars
	2009	2009
Due within one year	¥ 344	$ 3,502
Due after one year	3,437	34,989
Total	¥3,781	$38,491

76
Financial Section

Note 13 UNREALIZED GAINS (LOSSES) ON DERIVATIVES

The Company Group primarily utilizes various derivative financial instruments in order to offset the risks of assets and liabilities due to fluctuations in commodity prices, foreign currency exchange rates and interest rates and applies hedge accounting. The Company Group does not utilize derivative financial instruments for speculative purposes.

Principal hedging instruments and hedged items are as follows:

Hedging instruments	Hedged items
Forward currency contracts and currency option contracts	Import of raw materials and export of products
Interest rate swap contracts	Long-term debt and loans
Commodity forward contracts and commodity swap contracts	Purchase of raw materials and sale of products

Unrealized gains (losses) on derivatives as of March 31, 2008 and 2009 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2009	2009
Currency-related transactions	¥466	¥ 250	$ 2,545
Commodity-related transactions	246	(925)	(9,417)
Total unrealized gains (losses)	¥712	¥(675)	$(6,872)

The amounts presented above exclude derivatives accounted for as hedges.

Note 14 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The main components of selling, general and administrative expenses for the fiscal years ended March 31, 2008 and 2009 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2009	2009
Freight	¥35,735	¥34,997	$356,276
Sales commission	9,121	8,913	90,736
Fees for outsourced services	12,335	12,786	130,164
Rental expenses	13,826	13,846	140,955
Employees' salaries	23,478	24,330	247,684
Employees' bonuses	6,989	6,295	64,084
Retirement benefit expenses	5,561	6,484	66,008
Depreciation and amortization	12,845	12,836	130,673

Note 15 RESEARCH AND DEVELOPMENT COSTS

Research and development costs included in manufacturing cost and selling, general and administrative expenses for the fiscal years ended March 31, 2008 and 2009 were 11,759 million yen and 15,098 million yen (153,700 thousand dollars), respectively.

77

Financial Section

Note 16 IMPAIRMENT LOSSES

For the years ended March 31, 2008 and 2009, the Company Group recognized impairment losses on fixed assets related to the significant decline in the market value of its land as well as to the overall deterioration of its business environment, which consisted of the following:

For the fiscal year ended March 31, 2008	Millions of yen
Domestic:	
Unutilized assets (land, machinery and equipment and other)	¥1,864
Assets for rent (land, buildings and other)	80
Domestic subtotal	1,944
Overseas:	
Assets for Metals business (machinery and equipment and other)	734
Total	¥2,678

In Japan, the recoverable amounts of the assets for rent were primarily measured as value in use equivalent to the present value of their future cash flows, discounted at 5%, with the unutilized assets' measured as net selling price.

Overseas, the recoverable amounts of the assets for the Metals business were measured as value in use equivalent to the present value of their future cash flows, discounted at 10%.

For the fiscal year ended March 31, 2009	Millions of yen	Thousands of U.S. dollars
Domestic:		
Unutilized assets (land and leasehold)	¥2,025	$20,615
Assets for rent (land, buildings and other)	1,270	12,929
Assets for Petroleum business (land)	72	733
Assets for Metals business (machinery and equipment, buildings and other)	2,412	24,554
Assets for Other Operations business (machinery and equipment)	5	51
Domestic subtotal	5,784	58,882
Overseas:		
Assets for Metals business (machinery and equipment and other)	1,755	17,866
Total	¥7,539	$76,748

In Japan, the recoverable amounts of the assets for rent were primarily measured as net selling price based on scheduled selling price and those of the assets for each business as value in use equivalent to the present value of their future cash flows discounted at 5%, with the unutilized assets' measured as net selling price.

Overseas, the recoverable amounts of the assets for the Metals business were measured as value in use equivalent to the present value of their future cash flows, discounted at 7.6%.

Note 17 STOCK OPTION PLANS

A) Expensed amounts

Expensed amounts on stock options for the fiscal years ended March 31, 2008 and 2009 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2009	2009
Selling, general and administrative expenses	¥189	¥177	$1,802

B) Information on stock options

	Exercise period	Number of shares initially granted
Stock options granted on July 1, 2005	From July 2, 2005 to June 30, 2025	362,000
Stock options granted on July 26, 2006	From July 27, 2006 to June 30, 2026	210,500
Stock options granted on August 9, 2007	From August 10, 2007 to June 30, 2027	204,000
Stock options granted on August 14, 2008	From August 15, 2008 to June 30, 2028	339,500

78
Financial Section

C) Changes in number and unit price

Changes in the number and the unit price of stock options outstanding for the fiscal years ended March 31, 2008 and 2009 were as follows:

(1) Changes in number of stock options

For the fiscal year ended March 31, 2008	Number of shares		
	Stock options granted on July 1, 2005	Stock options granted on July 26, 2006	Stock options granted on August 9, 2007
As of March 31, 2007	340,500	210,500	—
Vested	—	—	204,000
Exercised	36,500	10,000	—
Expired	—	—	—
As of March 31, 2008	304,000	200,500	204,000

For the fiscal year ended March 31, 2009	Number of shares			
	Stock options granted on July 1, 2005	Stock options granted on July 26, 2006	Stock options granted on August 9, 2007	Stock options granted on August 14, 2008
As of March 31, 2008	304,000	200,500	204,000	—
Vested	—	—	—	339,500
Exercised	35,000	24,500	20,000	—
Expired	—	—	—	—
As of March 31, 2009	269,000	176,000	184,000	339,500

(2) Unit price of stock options

For the fiscal year ended March 31, 2008	Yen		
	Stock options granted on July 1, 2005	Stock options granted on July 26, 2006	Stock options granted on August 9, 2007
Exercise price	¥ 1	¥ 1	¥ 1
Average market price of share at exercise	867	1,009	—
Fair value per stock option at grant date *	—	860	926

For the fiscal year ended March 31, 2009	Yen			
	Stock options granted on July 1, 2005	Stock options granted on July 26, 2006	Stock options granted on August 9, 2007	Stock options granted on August 14, 2008
Exercise price	¥ 1	¥ 1	¥ 1	¥ 1
Average market price of share at exercise	564	553	591	—
Fair value per stock option at grant date *	—	860	926	521

* Stock options granted on July 1, 2005 were issued at no cost under the former Corporate Law (the Commercial Code), while those issued thereafter were issued under the Corporate Law implemented in 2006.

Note 18 SUPPLEMENTAL INFORMATION FOR CASH FLOWS

Assets and liabilities of Toho Titanium Co., Ltd., which was newly included in consolidation of the Company in the fiscal year ended March 31, 2009 were as follows:

At beginning of fiscal year	Millions of yen	Thousands of U.S. dollars
Current assets	¥18,284	$186,135
Non-current assets	33,216	338,145
Total assets	¥51,500	$524,280
Current liabilities	¥9,872	$100,499
Non-current liabilities	7,438	75,720
Total liabilities	¥17,310	$176,219

79
Financial Section

Note 19 SEGMENT INFORMATION

A) Business segment information

The operations of the Company Group for the fiscal years ended March 31, 2008 and 2009 were summarized by product group as follows:

As of and for the fiscal year ended March 31, 2008	Millions of yen					
	Petroleum	Metals	Other Operations	Total	Eliminations or Corporate	Consolidated
Sales:						
Outside customers	¥3,189,776	¥1,116,736	¥ 32,960	¥4,339,472	¥ —	¥4,339,472
Inter-segment	4,158	2,909	43,578	50,645	(50,645)	—
Total	3,193,934	1,119,645	76,538	4,390,117	(50,645)	4,339,472
Operating costs and expenses	3,131,472	1,084,748	70,701	4,286,921	(50,635)	4,236,286
Operating income	62,462	34,897	5,837	103,196	(10)	103,186
Income before special items	67,847	113,395	11,254	192,496	(470)	192,026
Identifiable assets, depreciation and amortization, impairment losses and capital expenditures						
Assets	1,409,106	769,690	677,197	2,855,993	(604,785)	2,251,208
Depreciation and amortization	35,725	26,506	519	62,750	113	62,863
Impairment losses	1,892	759	10	2,661	17	2,678
Capital expenditures	68,773	33,749	645	103,167	487	103,654

As of and for the fiscal year ended March 31, 2009	Millions of yen					
	Petroleum	Metals	Other Operations	Total	Eliminations or Corporate	Consolidated
Sales:						
Outside customers	¥3,111,673	¥898,514	¥ 54,872	¥4,065,059	¥ —	¥4,065,059
Inter-segment	4,456	3,613	29,838	37,907	(37,907)	—
Total	3,116,129	902,127	84,710	4,102,966	(37,907)	4,065,059
Operating costs and expenses	3,221,103	907,513	76,706	4,205,322	(38,596)	4,166,726
Operating income (loss)	(104,974)	(5,386)	8,004	(102,356)	689	(101,667)
Income (loss) before special items	(105,150)	28,512	9,666	(66,972)	(461)	(67,433)
Identifiable assets, depreciation and amortization, impairment losses and capital expenditures						
Assets	1,091,869	600,939	681,884	2,374,692	(488,609)	1,886,083
Depreciation and amortization	45,271	29,570	5,718	80,559	31	80,590
Impairment losses	3,367	4,167	5	7,539	—	7,539
Capital expenditures	32,106	43,097	70,811	146,014	143	146,157

As of and for the fiscal year ended March 31, 2009	Thousands of U.S. dollars					
	Petroleum	Metals	Other Operations	Total	Eliminations or Corporate	Consolidated
Sales:						
Outside customers	$31,677,420	$9,147,043	$ 558,607	$41,383,070	$ —	$41,383,070
Inter-segment	45,363	36,781	303,757	385,901	(385,901)	—
Total	31,722,783	9,183,824	862,364	41,768,971	(385,901)	41,383,070
Operating costs and expenses	32,791,438	9,238,654	780,882	42,810,974	(392,915)	42,418,059
Operating income (loss)	(1,068,655)	(54,830)	81,482	(1,042,003)	7,014	(1,034,989)
Income (loss) before special items	(1,070,448)	290,258	98,402	(681,788)	(4,694)	(686,482)
Identifiable assets, depreciation and amortization, impairment losses and capital expenditures						
Assets	11,115,433	6,117,673	6,941,708	24,174,814	(4,974,132)	19,200,682
Depreciation and amortization	460,868	301,028	58,210	820,106	315	820,421
Impairment losses	34,277	42,420	51	76,748	—	76,748
Capital expenditures	326,845	438,736	720,869	1,486,450	1,456	1,487,906

                                                                            p80
Main products for each segment are the following:
-------------------------------------------------------------------------------
Petroleum                     resource development, gasoline, naphtha,
                              kerosene, gas oil, heavy fuel oil,
                              petrochemicals, liquefied petroleum gas,
                              lubricating oil, ship transport, etc.
-------------------------------------------------------------------------------
Metals                        resource development, copper, gold, silver,
                              sulfuric acid, recycling and environmental
                              services, copper foils, thin film materials,
                              precision rolled products, precision fabricated
                              products, ship transport, etc.
-------------------------------------------------------------------------------
Other Operations              titanium, engineering, electric wires, cables,
                              land transport, common group administra-tive
                              activities such as fund procurement, etc.
-------------------------------------------------------------------------------

(Change of presentation)
In regard to the Metals segment, previously, it was segmented into three segments, "Resources and Metals," "Electronic Materials" and "Metal
Manufacturing." However, the classification by the three segments is not presented due to the change of operational organization within Nippon Mining &
Metals Co., Ltd. in April 2008.

(Notes)

(1)  As noted in Note 2-A (1), effective for the fiscal year ended March 31,
     2008, the Company and its domestic consolidated subsidiaries applied the depreciation method prescribed in the revised Corporate Tax Law in line with the 2007 Tax Reform, for property, plant and equipment acquired on or after April 1, 2007.

     As a result of this application, in the fiscal year ended March 31, 2008, as for the Petroleum segment, depreciation costs increased by 504 million yen, accordingly, operating costs and expenses increased by 498 million yen and operating income and income before special items decreased by the same amount, while assets decreased by 497 million yen. As for the Metals segment, depreciation costs increased by 245 million yen, operating costs and expenses increased by 214 million yen, operating income decreased by the same amount and income before special items decreased by 215 million yen, while assets decreased by 214 million yen. As for the Other
     Operations segment, there was only a slight impact.

(2)  As noted in the additional information of Note 2-A (1), the Company and its domestic consolidated subsidiaries applied the depreciation method for property, plant and equipment acquired before April 1, 2007, which allowed them to depreciate those assets to 1 yen of the residual value using the straight-line method evenly over a period of five years after they reach the depreciable limits.

     As a result of this application, in the fiscal year ended March 31, 2008, as for the Petroleum segment, depreciation costs increased by 4,740 million yen, operating costs and expenses increased by 4,451 million yen and operating income and income before special items decreased by the same amount, while assets decreased by 4,443 million yen. As for the Metals segment, depreciation costs increased by 991 million yen, operating costs and expenses increased by 933 million yen, operating income decreased by the same amount and income before special items decreased by 941 million yen, while assets decreased by 937 million yen. As for the Other
     Operations segment, there was only a slight impact.

(3)  As noted in the additional information of Note 1-G, effective for the fiscal year ended March 31, 2009, the Company and its domestic consolidated subsidiaries applied the depreciation method prescribed in the revised Corporate Tax Law in line with the 2008 Tax Reform, in which useful lives for depreciation of property, plant and equipment, mainly machinery and equipment, were revised based on the number of years of actual use, as well as the classification of assets.

     As a result of this application, in the fiscal year ended March 31, 2009, as for the Petroleum segment, depreciation costs increased by 2,331 million yen (23,730 thousand dollars), operating costs and expenses increased by 2,209 million yen (22,488 thousand dollars) and operating loss and loss before special items increased by the same amount, while assets decreased by 2,301 million yen (23,425 thousand dollars). As for the Metals segment, depreciation costs increased by 2,594 million yen
     (26,407 thousand dollars), operating costs and expenses increased by 2,278 million yen (23,190 thousand dollars), operating loss increased by the same amount and income before special items decreased by 2,295 million yen
     (23,364 thousand dollars), while assets decreased by 2,294 million yen
     (23,353 thousand dollars). As for the Other Operations segment, depreciation costs increased by 507 million yen (5,161 thousand dollars), operating costs and expenses increased by 316 million yen (3,217 thousand dollars) and operating income, income before special items and assets decreased by the same amount.

(4)  As noted in Note 2-B (1), effective for the fiscal year ended March 31,
     2009, the Company adopted "Practical Solution on Unification of Accounting
     Policies Applied to Foreign Subsidiaries for Consolidated Financial
     Statements" (ASBJ Practical Issues Task Force No.18, May 17, 2006) and
     applied it to its consolidated foreign subsidiaries.

     As a result of this adoption, as for the Metals segment, operating loss increased by 1,052 million yen (10,710 thousand dollars) and income before special items decreased by 997 million yen (10,150 thousand dollars). The effect on assets was immaterial.

81
Financial Section

B) Overseas sales

Overseas sales, which represents sales to overseas customers, and the ratios of overseas sales to consolidated net sales for the fiscal years ended March 31, 2008 and 2009 were summarized by geographic region as follows:

	Millions of yen		
For the fiscal year ended March 31, 2008	Asia	Other	Total
Overseas sales	¥604,336	¥52,522	¥ 656,858
Consolidated net sales	—	—	4,339,472
Ratio of overseas sales to consolidated net sales (%)	13.9	1.2	15.1

	Millions of yen		
For the fiscal year ended March 31, 2009	Asia	Other	Total
Overseas sales	¥590,239	¥90,702	¥ 680,941
Consolidated net sales	—	—	4,065,059
Ratio of overseas sales to consolidated net sales (%)	14.5	2.3	16.8

	Thousands of U.S. dollars		
For the fiscal year ended March 31, 2009	Asia	Other	Total
Overseas sales	$6,008,745	$923,363	$ 6,932,108
Consolidated net sales	—	—	41,383,070
Ratio of overseas sales to consolidated net sales (%)	14.5	2.3	16.8

Note 20 RELATED PARTY INFORMATION

For the fiscal year ended March 31, 2009, transactions with related parties were immaterial.

The significant affiliate was Minera Los Pelambres, whose condensed financial information was as follows:

	Millions of yen	Thousands of U.S. dollars
Current assets	¥ 53,111	$ 540,680
Non-current assets	207,785	2,115,291
Current liabilities	64,447	656,083
Non-current liabilities	30,217	307,615
Net assets	166,232	1,692,273
Net sales	¥224,535	$2,285,809
Income before income taxes	133,271	1,356,724
Net income	105,618	1,075,211

                                                                            p82
                                 Ernst & Young

                        Report of Independent Auditors

The Board of Directors
Nippon Mining Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Nippon Mining
Holdings, Inc. and consolidated subsidiaries as of March 31, 2008 and 2009, and the related consolidated statements of income, changes in net assets, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nippon Mining
Holdings, Inc. and consolidated subsidiaries at March 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2009 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S.
dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1.

/s/ Ernst & Young ShinNihon LLC
June 25, 2009

Principal Group Companies (Consolidated subsidiaries and Equity-method affiliated companies)

(As of March 31, 2009)

● Equity-method affiliated company

Petroleum (Japan Energy Group)

Company	Percentage of voting rights
Japan Energy Corporation	100.0%
Japan Energy Development Co., Ltd.	100.0%
Southern Highlands Petroleum Co., Ltd.	80.0%
Kashima Oil Co., Ltd.	70.7%
Kashima Aromatics Co., Ltd.	80.0%
JOMO-NET Co., Ltd.	100.0%
JOMO Retail Service Co., Ltd.	100.0%
J-Quest Co., Ltd.	100.0%
JOMO Sun Energy Co., Ltd.	100.0%
The Kyobishi Co., Ltd.	100.0%
Japan Energy (Singapore) Pte. Ltd.	100.0%
Nikko Liquefied Gas Co., Ltd.	51.0%
Asia Shoji Co., Ltd.	100.0%
Kyo-Pro Co., Ltd.	100.0%
JOMO-Pro Kanto Co., Ltd.	100.0%
Petrocokes, Ltd.	85.0%
Irvine Scientific Sales Co., Ltd.	100.0%
Nissho Shipping Co., Ltd.	72.5%
Nippon Tanker Co., Ltd.	100.0%
JOMO Enterprise Co., Ltd.	100.0%
JOMO Support System Co., Ltd.	100.0%
● Abu Dhabi Oil Co., Ltd.	31.5%
● United Petroleum Development Co., Ltd.	35.0%

Metals (Nippon Mining & Metals Group)

Company	Percentage of voting rights
Nippon Mining & Metals Co., Ltd.	100.0%
Nippon Mining of Netherlands B.V.	100.0%
Nippon LP Resources B.V.	60.0%
Kasuga Mines Co., Ltd.	100.0%
Japan Korea Joint Smelting Co., Ltd.	80.0%
Pan Pacific Copper Co., Ltd.	66.0%
Nikko Smelting & Refining Co., Ltd.	100.0%
Hibi Kyodo Smelting Co., Ltd.	63.5%
Pan Pacific Copper Shanghai Co., Ltd.	100.0%
PPC Canada Enterprises Corp.	100.0%
Minera Lumina Copper Chile S.A.	100.0%
Compania Minera Quechua S.A.	100.0%
Japan Copper Casting Co., Ltd.	65.0%
Changzhou Jinyuan Copper Co., Ltd.	61.4%
Kurobe Nikko Galva Co., Ltd.	93.4%
Nikko Shoji Co., Ltd.	100.0%
Nikko Metals Taiwan Co., Ltd.	100.0%
Nikko Art & Craft Co., Ltd.	100.0%
Nikko Environmental Services Co., Ltd.	100.0%
Tomakomai Chemical Co., Ltd.	100.0%
Nikko Tsuruga Recycle Co., Ltd.	100.0%
Nikko Mikkaichi Recycle Co., Ltd.	100.0%
Nikko Plant Saganoseki Co., Ltd.	100.0%
Nippon Marine Co., Ltd.	100.0%
Circum Pacific Navigation Co., Ltd.	100.0%
Nikko Logistics Partners Co., Ltd.	100.0%
Nissho Kou-un Co., Ltd.	100.0%
Nikko Exploration and Development Co., Ltd.	100.0%
Nikko Drilling Co., Ltd.	100.0%
Nikko Metals Philippines, Inc.	100.0%
Gould Electronics GmbH	100.0%
Nikko Metals Hong Kong Ltd.	100.0%
Nikko Metals USA, Inc.	100.0%
Nikko Metals Korea Co., Ltd.	100.0%
Nikko Fuji Electronics Co., Ltd.	100.0%
Nikko Fuji Electronics Dongguan Co., Ltd.	100.0%
Nikko Coil Center Co., Ltd.	100.0%
Nippon Precision Technology (Malaysia) Sdn. Bhd.	80.5%
Nikko Metals Shanghai Co., Ltd.	100.0%
Nippon Mining & Metals (Suzhou) Co., Ltd.	100.0%
Nikko Fuji Precision (Wuxi) Co., Ltd.	100.0%
Materials Service Complex Malaysia Sdn. Bhd.	100.0%
● Minera Los Pelambres	25.0%
● Japan Collahuasi Resources B.V.	30.0%
● JECO Corporation	20.0%
● LS-Nikko Copper Inc.	49.9%
● Hitachi Wire Rod Co., Ltd.	20.0%
● Poongsan-Nikko Tin Plating Corp.	40.0%

Other Operations (Independent Operating and Functional Support Companies)

Company	Percentage of voting rights
Toho Titanium Co., Ltd.	42.6%
Nichiyo Engineering Corporation	100.0%
Nikko Real Estate Co., Ltd.	100.0%
Automax Co., Ltd.	100.0%
Nippon Mining Finance Co., Ltd.	100.0%
Nippon Mining Procurement Inc.	100.0%
Nippon Mining Research & Technology Co., Ltd.	100.0%
Nippon Mining Business Support Co., Ltd.	100.0%
Nippon Mining Ecomanagement, Inc.	100.0%
Nippon Mining Insurance Services Co., Ltd.	100.0%
Nippon Mining IT Co., Ltd.	100.0%
● Tatsuta Electric Wire and Cable Co., Ltd.	35.2%
● Maruwn Corporation	38.8%
● NTT DATA CCS Corporation	40.0%

83
Principal Group Companies

p84
Investor Information
(As of March 31, 2009)

Share information
-------------------------------------------------------------------------------
Number of Shares Issued       928,462,002 shares
Number of Shareholders        80,726
Stock Exchange Listings       Tokyo, Osaka, Nagoya
Securities Code               5016
Trading Unit                  500 shares
Administrator of              The Chuo Mitsui Trust
Shareholders' Register        and Banking Co., Ltd.
Fiscal Year-End               March 31
General Shareholders' Meeting June

Types of shareholders
-------------------------------------------------------------------------------
[GRAPHIC OMITTED]

Major shareholders
-------------------------------------------------------------------------------
                                        Number of           Percentage of
Name of shareholders                   shares held        total issued shares
                                  (Thousands of shares)          (%)*
-------------------------------------------------------------------------------
Japan Trustee Services Bank, Ltd.
  (held in trust account)                 122,116               13.2
The Master Trust Bank of Japan, Ltd.
  (held in trust account)                  72,428                7.8
Japan Trustee Services Bank, Ltd.
  (held in trust account 4G)               71,356                7.7
Mizuho Corporate Bank, Ltd.                22,172                2.4
Trust & Custody Services Bank, Ltd.
  (held in securities investment
  trust account)                           16,765                1.8
Sumitomo Mitsui Banking Corporation        14,842                1.6
INPEX Corporation                          14,477                1.6
Sompo Japan Insurance Inc.                 13,982                1.5
Mellon Bank, N.A. as Agent for Its
  Client Mellon Omnibus US Pension         11,964                1.3
Japan Trustee Services Bank, Ltd.
  (held in trust account 4)                11,550                1.2
-------------------------------------------------------------------------------
* Percentage of total issued shares is calculated after the exclusion of Nippon
Mining Holdings' 1,437,084 shares of treasury stock.

Share price range and Trading volume
-------------------------------------------------------------------------------
[GRAPHIC OMITTED]

High (Yen)               519       642       1,024     1,162     1,286     731
-------------------------------------------------------------------------------
Low (Yen)                193       400         565       753       498     211
-------------------------------------------------------------------------------
At year-end (Yen)        494       589         993     1,017       528     390
-------------------------------------------------------------------------------
Market capitalization*
 (Billions of yen)     419.1     499.7       842.5     944.2     490.2   362.1
-------------------------------------------------------------------------------
* Calculated with closing share price at the end of the term multiplied by the number of shares outstanding at the end of the term (including treasury stock)

                                                                      backcover
NIPPON MINING HOLDINGS, INC.

2-10-1, Toranomon, Minato-ku, Tokyo 105-0001, Japan
Telephone: 81-(0) 3-5573-5123
E-mail: ir@shinnikko-hd.co.jp
http://www.shinnikko-hd.co.jp/english/

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PRINTED WITH                                                    Printed in Japan
SOY INK
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Filings with the U.S. Securities and Exchange Commission

Nippon Oil Corporation and Nippon Mining Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed joint share transfer.  The Form F-4 (if filed) will contain a prospectus and other documents.  The Form F-4 (if filed) and prospectus, as they may be amended from time to time, will contain important information about Nippon Oil Corporation and Nippon Mining Holdings, Inc., the joint share transfer and related matters including the terms and conditions of the transaction.  U.S. shareholders of Nippon Oil Corporation and Nippon Mining Holdings, Inc. are urged to read the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that may be filed with the SEC in connection with the joint share transfer carefully before they make any decision at the shareholders meeting with respect to the joint share transfer.  The Form F-4 (if filed), the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be made available to shareholders, free of charge, by faxing a request to Nippon Oil Corporation at +81-3-3502-9862 or Nippon Mining Holdings, Inc. at +81-3-5573-5139.

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements.  These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions.  Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of the transaction.